UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011.

Commission File Number 333-170434

Sumitomo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

9-2, Marunouchi, 1-chome

Chiyoda-ku, Tokyo 100-6611

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains the following:

1.	Mitsui Sumitomo Trust Holdings, Inc. Financial Results for the Fiscal Year 2010

[Japanese GAAP] (Consolidated)

2.	The Sumitomo Trust & Banking Co., Ltd Financial Results for the Fiscal Year 2010

[Japanese GAAP] (Consolidated)

3.	Explanatory Material

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Trust Holdings, Inc.

Date: May 13, 2011	By:	/s/ Tadashi Nishimura
	Name:	Tadashi Nishimura
	Title:	Executive Officer

Sumitomo Mitsui Trust Holdings, Inc. Financial Results for the Fiscal Year 2010 [Japanese GAAP] (Consolidated)

May 13, 2011

Listed company	: Sumitomo Mitsui Trust Holdings, Inc.
(Former Chuo Mitsui Trust Holdings, Inc)
Stock exchange listings	: Tokyo, Osaka and Nagoya(code: 8309)
URL	: http://smth.jp/
Representative	: Kazuo Tanabe, President
For inquiry	: Tadashi Nishimura, Executive Officer
General Manager of Financial Planning Department,
Sumitomo Mitsui Trust Holdings, Inc
TEL +81-3-5232-8816
Date of the ordinary general meeting of shareholders	: June 29, 2011
Payment date of cash dividends (Scheduled)	: June 30, 2011
Filing date of financial statements	: June 30, 2011
Trading accounts	: Established
Supplementary explanatory material	: Prepared
Information meeting	: Scheduled(for analysts)

<Note>Amounts less than one million yen are rounded down.

1. Consolidated Financial Results for the Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

(1) Consolidated Results of Operations (Cumulative)	(%: Change from the previous period)

	Ordinary Income		Ordinary Profit		Net Income
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2011	350,977	(4.0)	84,705	1.5	47,277	1.0
March 31, 2010	365,516	(11.5)	83,415	—	46,826	—

(Note) Comprehensive Income:	March 31, 2011	24,945 millions of yen, (-85.6%)
	March 31, 2010	173,510 millions of yen, (–%)

	Net Income per Common Share	Net Income per Common Share (Diluted)	Net Income to Net Assets Ratio	Ordinary Profit to Total Assets Ratio	Ordinary Profit to Ordinary Income Ratio
Fiscal year ended	Yen	Yen	%	%	%
March 31, 2011	28.51		7.2	0.6	24.1
March 31, 2010	31.41		9.8	0.6	22.8

(Reference) Net income (loss) from investment in equity method affiliates:	March 31, 2011 553 millions of yen
March 31, 2010 (814) millions of yen

(Note) Net income per common share (diluted) is not stated, as there are no potentially dilutive securities.

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share	Consolidated BIS Capital Adequacy Ratio
As of	Millions of yen	Millions of yen	%	Yen	%
March 31, 2011	14,231,070	844,130	4.6	395.94	16.46
March 31, 2010	14,977,966	846,556	4.4	397.69	13.80

(Reference) Net assets less minority interests:	March 31, 2011 656,476 millions of yen
March 31, 2010 659,394 millions of yen

(Note)	1.	Net Assets Ratio = Net assets less minority interests / Total assets
	2.	Consolidated BIS Capital Adequacy Ratio is calculated based on the “Standards for Bank Holding Company to Examine the Adequacy of Its Capital Based on Assets, etc. Held by It and Its Subsidiaries Pursant to Article 52-25 of Banking Act” (Notification 20 issued by the Japanese Financial Services Agency in 2006). The ratio as of March 31, 2011 is the preliminary figure for immediate release purposes.

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of the Period
Fiscal year ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
March 31, 2011	(519,408)	734,537	12,628	465,221
March 31, 2010	(436,461)	406,443	50,296	237,851

2. Dividends on Common Share

	Annual Cash Dividends per Common Share					Total Dividends Payment (Annual)	Payout Ratio (Consolidated)	Dividends to Net Assets Ratio (Consolidated)
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
Fiscal year ended	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
March 31, 2010	—	0.00	—	8.00	8.00	13,264	28.3	2.4
March 31, 2011	—	4.00	—	4.00	8.00	13,264	28.1	2.0
Fiscal year ended
March 31, 2012 (Forecast)	—	4.00	—	4.00	8.00		31.5

(Note)	1.	The figure above shows dividends on common share. In regard to other types of shares, please see “Dividends on Preferred shares” as follows.
	2.	Newly-born “The Sumitomo Mitsui Trust Group” integrated on April 1, 2011, sets returning profit to shareholders as an important management policy and has a basic policy targeting consolidated-Dividends to Net Assets Ratio* to be 30 percentage or more.
	*	consolidated-Dividends to Net Assets Ratio = Total Dividends on Common Share / (Net income - Total Dividends on Preferred share)×100. However, regarding to the Fiscal Year 2011, this figure is calculated on the basis of deducting gains arising temporally from negative goodwill due to accounting for business combinations.

3. Forecast of Consolidated Financial Results for the Fiscal Year 2011

(from April 1, 2011 to March 31, 2012)

(%: Change from the previous period)

	Ordinary Income		Net Income		Net Income per Common Share
Six months ending	Millions of yen	%	Millions of yen	%	Yen
September 30, 2011	100,000	99.6	90,000	180.6	21.11
Fiscal year ending
March 31, 2012	215,000	153.8	150,000	217.3	35.00

4. Other Information

(1)	Changes in important subsidiaries and Affiliates (Specified Subsidiary) during the fiscal year 2010: None

(2)	Changes in accounting principles, procedures and presentation rules in the preparation of consolidated financial statements

1)	Changes due to revisions in accounting standards: Yes

2)	Other changes: None

(Note) For the details, please refer to page 18, “Change in Significant Accounting Policies and Practices”.

(3)	Number of issued shares (Common share)

1)	Number of issued shares (including treasury stock)

March 31, 2011 :	1,658,426,267	shares,	March 31, 2010 :	1,658,426,267	shares

2)	Number of treasury stock

March 31, 2011 :	411,673	shares,	March 31, 2010 :	366,149	shares

3)	Average number of issued shares (for the fiscal year)

March 31, 2011 :	1,658,044,193	shares,	March 31, 2010 :	1,490,670,506	shares

(Note) For the details, please refer to page 35, “Per Share Information”.

<Reference>Summary of Non-consolidated Financial Results

1. Non-Consolidated Financial Results for the Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

(1) Non-consolidated Financial Results of Operations	(%: Change from the previous period)

	Operating Income		Operating Profit		Ordinary Profit
Fiscal Year Ended	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2011	22,764	66.8	12,366	298.1	9,615	321.1
March 31, 2010	13,651	(19.7)	3,106	(61.5)	2,283	(69.7)

	Net Income		Net Income per Common Share		Net Income per Common Share (Diluted)
Fiscal Year Ended	Millions of yen	%	Yen		Yen
March 31, 2011	8,906	210.8	5.37		—
March 31, 2010	2,865	(59.4)	1.92		—

(Note) Net income per common share (diluted) is not stated, as there are no potentially dilutive securities.

(2) Non-consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2011	794,198	601,370	75.7	362.70
March 31, 2010	805,149	612,375	76.1	369.33

(Reference) Net assets: March 31, 2011  601,370 millions of yen March 31, 2010  612,375 millions of yen

(Note) Net Assets Ratio = Net assets / Total assets

Presentation on the implementation status of the audit procedures

These financial results stand out of range of review procedures based on “Financial Instruments and Exchange Act.” At the time of these disclosure, the procedures of the financial statements based on “Financial Instruments and Exchange Act” have not completed yet.

Explanation for proper use of forecasts and other note

•	Chuo Mitsui Trust Holdings, Inc. changed its trade name to Sumitomo Mitsui Trust Holdings, Inc. on April 1, 2011.

•

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.

•

Information meeting will be held for analysts and institutional investors. The contents of the meeting such as explanations about financial results will be posted on the web-site, together with the handouts to be used on the day.

(Dividends on Preferred Shares)

Cash dividends per share on preferred share are as below:

The First Series of Class VII Preferred Shares	Annual Cash Dividends per Share					Total of dividends
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of yen
Fiscal year ended
March 31, 2010	—	—	—	—	—	—
March 31, 2011	—	—	—	—	—	—

Fiscal year ending
March 31, 2012 (Forecast)	—	21.15	—	21.15	42.30

(Note)	We concluded a share exchange agreement on management integration and a management integration agreement with The Sumitomo Trust and Banking Co., Ltd. After approval at the extraordinary general meeting of shareholders held on December 22,2010, the share exchange was performed on April 1, 2011 as the effective date. Each share of Sumitomo Mitsui Trust Holdings, Inc. Class VII preferred shares was alloted and delivered to each share of the First Series of The Sumitomo Trust and Banking Co., Ltd. Class II Preferred Shares.

[Accompanying Materials]

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1. Financial Results

(1)	Financial Results

(a)	Management Integration

Chuo Mitsui Trust Holdings, Inc and The Sumitomo Trust and Banking Company, Limited carried out the management integration through the share exchange and newly established a holding company, “Sumitomo Mitsui Trust Holdings, Inc.”

We, as the only trust bank group in Japan, will form “The Trust Bank”, a new trust bank group that brings together both groups’ human resources, know-how, management-resources, expertise, and comprehensive capabilities in order to provide comprehensive solutions to customers swiftly.

(b)	Financial Results for the Fiscal Year 2010 and outlook of the Fiscal year 2011

With respect to the economic conditions during this period, while the pace of economic growth in developing countries slowed down slightly due to tightened monetary policy, while U.S. or other developed countries’ economies have recovered increasingly by the effect of economic measures. In Japan, economic condition seemed to start recovering mainly in the fields of export and production from beginning of year 2011 while there was a temporary stagnation in last autumn due to weakened demand from abroad and wearing off the policy effect. However, the Great East Japan Earthquake occurred on March 11 has seriously impacted the Japanese economy to shrink the production.

In the financial markets, short-term interest rates (overnight call rates) hovered below the Bank of Japan’s target rate of 0.1% after comprehensive money easing measures in October. And it fell to 0.06% level at the end of current fiscal year since Bank of Japan has strengthened money easing measures after the Great East Japan Earthquake. Long-term interest rates climbed up to mid 1.2% after falling to mid 0.8% level in October.

The Nikkei Stock Average hovered weakly due to worsening financial problems in Europe and appreciating yen trend. It finished mid 9,700 level although dropping over 1,000 yen to 8,200 level soon after the Great East Japan Earthquake.

In the foreign exchange market, the yen trended higher against the dollar, appreciating from the ¥93 range in early October to the ¥80 range at the end of the period, and hovered around low ¥80 range afterward. The yen appreciated to ¥76.26, highest level in the past, in overseas market on March 17, but finished at low ¥83 range after coordinated intervention at the end of the period.

In these economic and financial conditions, our group companies (former Chuo Mitsui Trust Group) has deployed various initiatives in order to increase profits to the utmost extent and strengthen efforts to achieve the Vision of “The Trust Bank” coordinating the business with the Sumitomo Trust & Banking group before management integration.

Regarding our consolidated financial results (former Chuo Mitsui Trust Group) , pre-provision profit at bank subsidiaries decreased due to the underperforming real estate related income and banking related income while market related income increased steadily. The reversal of allowance for loan losses resulting from improvement of financial conditions of some clients was posted while additional allowance for loan losses after carefully estimating the effects caused by the Great East Japan Earthquake,. The impairment loss for some stocks was posted including stocks of which fair value declines significantly at the fiscal year end and the decline is not recognized as temporary decline while posting the gain on sale of stocks. As a result, ordinary profit increased by ¥1.2 billion to ¥84.7 billion and net income increased by ¥0.4 billion to ¥47.2 billion year on year.

Regarding segment information, ordinary income of ¥282.5 billion and segment profit of ¥68.4 billion was posted on The Chuo Mitsui Trust and Banking Company, Limited, ordinary income of ¥40.9 billion and segment profit of ¥11.1 billion on Chuo Mitsui Asset Trust and banking Company, Limited, ordinary income of ¥10.4 billion and segment profit of ¥0.5 billion on asset management subsidiaries, and ordinary income of ¥17.0 billion and segment profit of ¥21.3 billion on other businesses.

Regarding outlook of consolidated financial result of Chuo Mitsui Trust Holdings, Inc. for fiscal year 2011, ordinary income of ¥215.0 billion and net income of ¥150.0 billion are expected with expanding fee related income while severe environment for interest income, including expectation of approximately ¥40.0 billion of profit regarding negative goodwill as effect of consolidated account processing with management integration.

2

(2)	Financial Conditions

Total asset decreased by 746.8 billion yen to 14,231.0 billion yen from the end of March 2010. Of which, balance of loans and bills decreased by 77.6 billion yen to 8,864.2 billion yen, balance of securities decreased by 815.1 billion yen to 3,710.5 billion yen. Balance of deposits increased by 532.0 billion yen to 9,292.0 billion yen.

In the fiscal year 2010, net cash used in operating activities such as changes in loans and deposits, investment and funding was 519.4 billion yen. Net cash provided by financing activities such as proceeds from subordinated bond was 12.6 billion yen. As a result, Cash and cash equivalents at the end of March 2011 was 465.2 billion yen Consolidated capital adequacy ratio (domestic standard) at the end of March 2011 was 16.46% (Preliminary). Trend of capital adequacy ratio including the figure above is as follows.

(Note)

Consolidated capital adequacy ratio (domestic standard) is calculated accordance with Financial Services Agency Notification No.20 of 2006 (the “Consolidated capital Adequacy Ratio Notification”) which indicates standards for judgment financial holding companies on whether or not the capital adequacy status is appropriate in the light of the assets, etc., they and their subsidiaries hold pursuant to the provision of Article 52-25 of the Banking Act.

(3)	Dividend policy and forecast for fiscal year 2010 and 2011

In view of its public nature as a financial institution, former Chuo Mitsui Trust Holdings’ basic policy on dividends is to enhance an appropriate level of retained earnings and to maintain stable dividends for shareholders. Based on the policy, the year-end dividend per share will be 4.00yen (annual dividend per share of 8.00yen including interim dividend per share 4.00yen).

Sumitomo Mitsui Trust Holdings, Inc. which was newly formed on April 1, 2011 as a result of the Management Integration, positions the management policy of profit sharing with shareholders as one of its highest concerns, and adopts the basic policy to share profits with shareholders in accordance with profit level of each fiscal year. Sumitomo Mitsui Trust Holdings, Inc. targets consolidated dividend payout ratio of approximately 30% (*). Based on the policy, Sumitomo Mitsui Trust Holdings, Inc. annual dividend forecast per share on common share for fiscal year 2011 will be 8.00yen (interim dividend per share 4.00yen) on the condition of earnings forecasts.

(*) Consolidated dividend payout ratio

= {Total amount of dividends on common shares /(Consolidated net income (exclude gain on negative goodwill)

— Total amount of dividends on preferred shares)} ×100

In fiscal year 2011, dividend forecast was calculated by deducting the one-time accounting gain on negative goodwill related to the Management Integration.

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2. Overview of Chuo Mitsui Trust Group

Our Group (former Chuo Mitsui Trust Group) consists of two trust banks (The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited), two asset management companies ( Chuo Mitsui Asset Management Company, Limited and Chuo Mitsui Capital Company, Limited ), and other companies. Our Group conducts wide range of financing services.

Our Group includes 25 consolidated subsidiaries and 3 affiliates accounted for by the equity method.

Reportable segments of our group at the end of this fiscal year are as follows.

Reportable segment	Names of Principal Companies

Chuo Mitsui Trust and Banking Co., Ltd	Chuo Mitsui Trust and Banking Co., Ltd

Chuo Mitsui Asset Trust and Banking Co., Ltd	Chuo Mitsui Asset Trust and Banking Co., Ltd

Asset management companies	Chuo Mitsui Asset Management Co., Ltd

Chuo Mitsui Capital Co., Ltd

Other	¡ Consolidated subsidiaries

• Chuo Mitsui Information Technology Co., Ltd.

• CMTB Facilities Co., Ltd.

• Chuo Mitsui Business Co., Ltd.

• Chuo Mitsui Loan Business Co., Ltd.

• CMTB Equity Investments Co., Ltd.

• Tokyo Securities Transfer Agent Co., Ltd.

• Chuo Mitsui Guarantee Co., Ltd.

• Chuo Mitsui Card Co., Ltd.

• Chuo Mitsui Realty Co., Ltd.

• Chuo Mitsui Finance Service Co., Ltd.

• Chuo Mitsui Trust Realty Co., Ltd.

• Chuo Mitsui Trust International Ltd.

• MTH Preferred Capital 1 (Cayman) Limited

• MTH Preferred Capital 3 (Cayman) Limited

• MTH Preferred Capital 4 (Cayman) Limited

• MTH Preferred Capital 5 (Cayman) Limited

• CMTH Preferred Capital 6 (Cayman) Limited

• CMTH Preferred Capital 7 (Cayman) Limited

¡ Affiliates accounted for by the equity method

• Japan Trustee Services Bank., Ltd.

• Japan Stockholders Date Service Co., Ltd.

• Mitsui & Co., Logistics Partners Ltd.

(Note)

1.	Other Business is the division which does not belong to any reportable segment.

2.	”CMTH Group” has started to adopt ASBJ Statement No.17 “the Accounting Standard for Disclosures about Segments of an Enterprises and Related Information” (issued by ASBJ on March 27, 2009) and Implementation Guidance No.20 “the Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (issued by ASBJ on March 21, 2008) from the fiscal year 2010.

Therefore, ”CMTH Group” has changed the division of segment from business segment to reportable segment based on management approach.

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3. Management Policy

(1)	Basic Management Policy

Sumitomo Mitsui Trust Group, newly established through management integration on April1, 2011, has laid out the group’s Management Principles (“Mission”), Ideal Model (“Vision”) and Codes of Conduct (“Values”) in order to manifest ideal standards for Sumitomo Mitsui Trust Group.

A.	Management Principles (“Mission”)

•	Sumitomo Mitsui Trust Group will swiftly provide comprehensive solutions to its clients by fully utilizing its significant expertise and comprehensive capabilities.

•

Sumitomo Mitsui Trust Group will adhere to the principles of sound management based on a high degree of self-discipline with the background of “Trustee Spirit” and will establish strong credibility from society.

•	Sumitomo Mitsui Trust Group will strive to fulfill all shareholder expectations by creating distinct values through fusing the various functions featuring the trust bank group.

•

Sumitomo Mitsui Trust Group will offer a workplace where the diversity and creativity of its employees are more fully utilized to add value to the organization and where employees can have pride and be highly motivated in fulfilling their missions.

B.	Ideal Model (“Vision”) – Towards “The Trust Bank”

Based on the “Trustee Spirit” and with significant expertise and comprehensive capabilities, Sumitomo Mitsui Trust Group will create distinct values by leveraging a new business model, combining its Banking, Asset Management and Administration, and Real Estate businesses, and will move onto the global stage as a leading trust bank group which boasts the largest and highest status in Japan.

(2)	Mid and long term Management Strategy and Issues to be Addressed

(Basic Strategy)

In order to achieve the vision described above, “The Trust Bank”, Sumitomo Mitsui Trust Group will leverage its strengths towards the development of a business model that is clearly different from that of megabank groups.

•	Provide comprehensive solutions, with superior products and services across business fields:

Sumitomo Mitsui Trust Group will leverage its high level of expertise and a wide range of capabilities cultivated from both the Chuo Mitsui Trust group and the Sumitomo Trust group over the years, to provide comprehensive solutions with superior products and services across business fields that correspond to clients’ needs.

•	Concentrate resources on prioritized strategic areas and focus on pursuit of synergies:

Sumitomo Mitsui Trust Group will aim to improve profitability and realize stable and sustainable growth by concentrating management resources on strategic areas where Sumitomo Mitsui Trust Group has competitiveness and expects stronger growth and business synergies across different business fields.

•	Financial soundness and capital efficiency:

Sumitomo Mitsui Trust Group will aim to secure capital adequacy in terms of quality and quantity, and maintain a sound financial position. At the same time, Sumitomo Mitsui Trust Group will aim to enhance capital efficiency through the reinforcement of its fee businesses by leveraging its trust functions.

Sumitomo Mitsui Trust Group will strive to establish the distinct status by concentrating the new group’s whole effort based on following prioritized management direction, in addition to establish and fix the governance structure, and implementing the smooth and steady merger among three trust bank subsidiaries planned on April 1, 2012.

A.	Achieving both “ enhancing the fee businesses and the basic earnings power” and “discovering new opportunities for growth”.

Sumitomo Mitsui Trust Group will enhance group-wide basic earning power by promoting fee businesses, such as investment trusts and insurance sales, asset management and real estate business to develop new markets and to expand market shares and by constructing the well balanced loan portfolio through promotion of loans to individual and corporations.

As new opportunities for growth, Sumitomo Mitsui Trust Group will lay out the global businesses, mainly in Asia, and develop the new customer base, in addition to promote the discovery of new business opportunities that will become the following principal pillar, Sumitomo Mitsui Trust Group will consider the midterm growth strategy which will enable the sustainable growth of the new group.

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B.	Early materialization of the synergy effects

The Chuo Mitsui Trust and Banking Company, Limited, Chuo Mitsui Asset Trust and Banking Company, Limited and The Sumitomo Trust and Banking Co., Ltd. will work together and actively promote the collaboration across the group. Each bank subsidiary will(i)realize earning synergy by cross-servicing the function, products and the services, (ii)prevent dis-synergies, (iii)pursue cost synergies.

In addition, each bank subsidiary will actively promote the interchange of personnel for promoting the collaborating measures, early fusion of business know-how, facilitating the operation of management integration.

C.	Pursuing the productivity — efficiency and cost reduction

The entire new group, mainly at each bank subsidiaries, will validate each business’ productivity and efficiency, and will pursue cost reduction.

<Public Funds>

The Resolution and Collection Corporation (“RCC”) currently holds 500,875,000 shares (200.35 billion yen [amount of issuance basis] ) in the form of common shares of Sumitomo Mitsui Trust Holdings, Inc. as public funds (approximately 12% of number of outstanding common shares of Sumitomo Mitsui Trust Holdings, Inc. as of April 1 2011).

Regarding the public funds, based on a principal to repay at the earliest possible opportunity, Sumitomo Mitsui Trust Group has adopted a policy to make full repayment through sales in the market or by other methods as soon as possible, carefully enough to maintain management soundness while avoiding any adverse impact on the market, and will continue to conduct negotiations with the relevant authorities toward full repayment.

We wish to convey our deepest sympathy for all the people affected by the Great East Japan Earthquake, and we sincerely hope that the affected areas can achieve the quickest possible recovery.

With social and economic structures undergoing significant changes worldwide, our clients are facing increasingly advanced and complex issues concerning their financing and asset management and administration. In addition, restoration from the damage by the earthquake, which is the worst disaster in the postwar period, is becoming an urgent challenge in our country. Sumitomo Mitsui Trust Group, as the only trust bank group in Japan, will continue to accomplish further social responsibility and public mission, and to contribute to our clients and society, as well as to the recovery of Japanese economy, by utilizing high levels of expertise and a broad scope of businesses.

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4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2011	As of March 31, 2010
Assets:
Cash and due from banks	502,160	262,240
Call loans and bills bought	6,936	9,884
Receivables under securities borrowing transactions	9,378	1,521
Monetary claims bought	99,921	98,818
Trading assets	36,568	22,778
Money held in trust	2,065	2,234
Securities	3,710,513	4,525,683
Loans and bills discounted	8,864,266	8,941,948
Foreign exchanges	12,259	767
Other assets	393,956	446,145
Tangible fixed assets	123,584	126,000
Buildings	34,835	37,384
Land	80,955	81,958
Construction in progress	291	200
Other tangible fixed assets	7,502	6,456
Intangible fixed assets	56,994	58,940
Software	18,886	16,221
Goodwill	33,034	35,304
Other intangible fixed assets	5,074	7,414
Deferred tax assets	143,055	150,296
Customers’ liabilities for acceptances and guarantees	317,098	384,117
Allowance for loan losses	(47,690)	(53,410)

Total assets	14,231,070	14,977,966

Liabilities:
Deposits	9,292,002	8,759,917
Negotiable certificates of deposit	327,020	327,190
Call money and bills sold	351,956	306,161
Payables under securities lending transactions	1,161,653	1,702,697
Trading liabilities	7,716	7,911
Borrowed money	678,983	1,217,246
Foreign exchanges	—	21
Bonds payable	267,247	234,750
Due to trust accounts	801,657	995,612
Other liabilities	156,055	170,887
Provision for bonuses	3,133	3,160
Provision for retirement benefits	2,859	2,662
Provision for directors’ retirement benefits	253	1,704
Provision for contingent losses	15,335	12,022
Deferred tax liabilities	3,967	5,346
Acceptances and guarantees	317,098	384,117

Total liabilities	13,386,939	14,131,410

Net assets:
Capital stock	261,608	261,608
Retained earnings	406,002	377,619
Treasury Stock	(282)	(270)
Shareholders’ equity	667,328	638,957
Valuation difference on available-for-sale securities	4,408	35,002
Deferred gains or losses on hedges	3,406	2,705
Revaluation reserve for land	(16,537)	(15,532)
Foreign currency translation adjustment	(2,129)	(1,738)
Total accumulated other comprehensive income	(10,851)	20,436
Minority Interests	187,653	187,161

Total net assets	844,130	846,556

Total liabilities and net assets	14,231,070	14,977,966

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(2) Consolidated Statements of Income

	(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Ordinary income	350,977	365,516

Trust fees	46,720	50,874
Interest income:	160,477	181,592
Interest on loans and discounts	106,584	122,029
Interest and dividends on securities	48,613	55,570
Interest on call loans and bills bought	367	181
Interest on receivables under securities borrowing transactions	139	77
Interest on deposits with banks	452	189
Other interest income	4,320	3,543
Fees and commissions	82,579	80,790
Trading income	3,943	2,592
Other ordinary income	36,224	27,505
Other income	21,032	22,161

Ordinary expenses	266,272	282,100

Interest expenses	59,694	68,901
Interest on deposits	40,794	44,970
Interest on negotiable certificates of deposit	524	1,422
Interest on call money and bills sold	537	725
Interest on payables under repurchase agreements	—	17
Interest on payables under securities lending transactions	2,537	3,483
Interest on borrowings	2,675	3,838
Interest on bonds	7,642	7,512
Other interest expenses	4,983	6,929
Fees and commissions payments	20,890	21,112
Trading expenses	441	—
Other ordinary expenses	9,228	8,318
General and administrative expenses	140,931	149,232
Other expenses	35,086	34,536
Provision of allowance for loan losses	—	360
Other	35,086	34,175

Ordinary profit	84,705	83,415

Extraordinary income	7,832	2,579
Gain on disposal of noncurrent assets	141	234
Reversal of allowance for loan losses	764	—
Recoveries of written-off claims	6,926	2,147
Reversal of allowance for contingent losses	—	197
Extraordinary loss	5,753	1,196
Loss on disposal of noncurrent assets	759	501
Loss on impairment of fixed assets	1,108	—
Management integration expenses	3,397	525
Other	489	168

Income before income taxes and minority interests	86,783	84,798

Income taxes-current	6,452	8,149
Income taxes-deferred	25,524	22,150
Total income taxes	31,977	30,299

Income before minority interests in income	54,806	—

Minority interests in income	7,529	7,672

Net income	47,277	46,826

8

(3) Consolidated Statements of Comprehensive Income

	(Millions of yen)
	Fiscal year ended March 31,2011	Fiscal year ended March 31,2010
Income before minority interests in income	54,806	—

Other comprehensive income
Valuation difference on available-for-sale securities	(30,147)	—
Deferred gains or losses on hedges	701	—
Foreign currency translation adjustment	(390)	—
Attributable to equity method affiliate	(22)	—

Other comprehensive income	(29,860)	—

Comprehensive income
Comprehensive income attributable to owners of the parent	16,993	—
Comprehensive income attributable to minority interests	7,952	—

9

(4) Consolidated Statements of Changes in Net Assets

	(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Shareholders’ equity:
Capital stock:
Balance at the end of the previous period	261,608	261,608
Changes of items during the period:

Total changes of items during the period	—	—

Balance at the end of the current period	261,608	261,608

Retained earnings:
Balance at the end of the previous period	377,619	338,564
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	47,277	46,826
Disposal of treasury stock	(3)	(5)
Reversal of revaluation reserve for land	1,004	—

Total changes of items during the period	28,382	39,055

Balance at the end of the current period	406,002	377,619

Treasury stock:
Balance at the end of the previous period	(270)	(262)
Changes of items during the period:
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	5	9

Total changes of items during the period	(11)	(8)

Balance at the end of the current period	(282)	(270)

Total shareholders’ equity:
Balance at the end of the previous period	638,957	599,910
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	47,277	46,826
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	2	4
Reversal of revaluation reserve for land	1,004	—

Total changes of items during the period	28,370	39,047

Balance at the end of the current period	667,328	638,957

10

(Continued)

	(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Accumulated other comprehensive income:
Valuation difference on available-for-sale securities:
Balance at the end of the previous period	35,002	(83,325)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(30,593)	118,327

Total changes of items during the period	(30,593)	118,327

Balance at the end of the current period	4,408	35,002

Deferred gains or losses on hedges:
Balance at the end of the previous period	2,705	2,406
Changes of items during the period:
Net changes of items other than shareholders’ equity	701	298

Total changes of items during the period	701	298

Balance at the end of the current period	3,406	2,705

Revaluation reserve for land:
Balance at the end of the previous period	(15,532)	(15,532)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(1,004)	—

Total changes of items during the period	(1,004)	—

Balance at the end of the current period	(16,537)	(15,532)

Foreign currency translation adjustment:
Balance at the end of the previous period	(1,738)	(2,045)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(390)	307

Total changes of items during the period	(390)	307

Balance at the end of the current period	(2,129)	(1,738)

Total accumulated other comprehensive income:
Balance at the end of the previous period	20,436	(98,497)
Changes of items during the period:
Net changes of items other than shareholders’ equity	(31,288)	118,933

Total changes of items during the period	(31,288)	118,933

Balance at the end of the current period	(10,851)	20,436

Minority interests:
Balance at the end of the previous period	187,161	187,041
Changes of items during the period:
Net changes of items other than shareholders’ equity	492	119

Total changes of items during the period	492	119

Balance at the end of the current period	187,653	187,161

Total net assets:
Balance at the end of the previous period	846,556	688,455
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	47,277	46,826
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	2	4
Reversal of revaluation reserve for land	1,004	—
Net changes of items other than shareholders’ equity	(30,796)	119,053

Total changes of items during the period	(2,425)	158,100

Balance at the end of the current period	844,130	846,556

11

(5) Consolidated Statements of Cash Flows

	(Millions of Yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
1.Cash flows from operating activities:
Income before income taxes and minority interests	86,783	84,798
Depreciation and amortization	12,296	11,135
Loss on impairment of fixed assets	1,108	41
Amortization of goodwill	2,270	2,451
Equity in losses (earnings) of affiliates	(553)	814
Increase (decrease) in allowance for loan losses	(5,720)	(8,111)
Increase (decrease) in provision for bonuses	(26)	80
Increase (decrease) in provision for retirement benefits	197	268
Increase (decrease) in provision for directors’ benefits	(1,450)	73
Increase (decrease) in provision for contingent losses	3,313	(206)
Interest income	(160,477)	(181,592)
Interest expenses	59,694	68,901
Losses (gains) on securities	(29,479)	(18,967)
Losses (gains) on money held in trust	(115)	(144)
Foreign exchange losses (gains)	50,355	34,951
Losses (gains) on disposal of tangible fixed assets	617	267
Net decrease (increase) in trading assets	(13,790)	15,471
Net increase (decrease) in trading liabilities	(195)	(956)
Net decrease (increase) in loans and bills discounted	77,682	(357,653)
Net increase (decrease) in deposits	532,084	(144,297)
Net increase (decrease) in negotiable certificates of deposit	(170)	(215,090)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(538,263)	(475,319)
Net decrease (increase) in due from banks (excluding due from the bank of Japan)	(12,551)	(8,712)
Net decrease (increase) in call loans and bills bought	1,890	10,127
Net decrease (increase) in receivables under securities borrowing transactions	(7,857)	7,291
Net increase (decrease) in call money and bills sold	45,795	52,683
Net increase (decrease) in payables under securities lending transactions	(541,044)	447,049
Net decrease (increase) in foreign exchange-assets	(11,492)	35
Net increase (decrease) in foreign exchange-liabilities	(21)	(20)
Net increase (decrease) in due to trust accounts	(193,955)	115,695
Interest income (cash basis)	169,068	182,130
Interest expenses (cash basis)	(52,624)	(68,108)
Other net	16,268	12,463

Subtotal	(510,362)	(432,447)
Income taxes paid	(9,045)	(4,013)

Net cash provided by (used in) operating activities	(519,408)	(436,461)

2.Cash flows from investing activities:
Purchases of securities	(7,517,154)	(6,619,136)
Proceeds from sales of securities	7,828,396	6,651,069
Proceeds from redemption of securities	434,664	385,705
Increase in money held in trust	—	(2,500)
Decrease in money held in trust	109	2,637
Purchases of tangible fixed assets	(5,717)	(3,446)
Proceeds from sales of tangible fixed assets	1,437	353
Purchases of intangible fixed assets	(7,537)	(9,302)
Proceeds from sales of intangible fixed assets	339	1,064

Net cash provided by (used in) investing activities	734,537	406,443

3.Cash flows from financing activities:
Increase in subordinated borrowings	5,000	65,000
Decrease in subordinated borrowings	(5,000)	(65,000)
Proceeds from issuance of subordinated bonds	40,000	103,000
Payments for redemption of subordinated bonds	—	(37,274)
Dividends paid	(19,896)	(7,765)
Dividends paid to minority shareholders	(7,460)	(7,649)
Purchases of treasury stock	(17)	(18)
Proceeds from sales of treasury stock	2	4

Net cash provided by (used in) financing activities	12,628	50,296

4.Effect of exchange rate changes on cash and cash equivalents	(388)	302

5.Net increase (decrease) in cash and cash equivalents	227,369	20,581

6.Cash and cash equivalents at the beginning of the period	237,851	217,270

7.Cash and cash equivalents at the end of the period	465,221	237,851

12

Notes to the Consolidated Financial Statements for the Fiscal Year 2010

All amounts less than one million yen are rounded down.

Note to the Going-Concern Assumption

There are no corresponding items.

Significant Accounting Policies and Practices

1.	Scope of Consolidation

(1)	Consolidated subsidiaries: 25 companies

Principal companies:

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Asset Trust and Banking Company, Limited

Chuo Mitsui Asset Management Company, Limited

Chuo Mitsui Capital Company, Limited

MTH Preferred Capital 1 (Cayman) Limited

MTH Preferred Capital 3 (Cayman) Limited

MTH Preferred Capital 4 (Cayman) Limited

MTH Preferred Capital 5 (Cayman) Limited

CMTH Preferred Capital 6 (Cayman) Limited

CMTH Preferred Capital 7 (Cayman) Limited

(2)	Unconsolidated subsidiaries

Principal companies:

Chuo Mitsui Create Company, Limited

Unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of Total assets, Ordinary income, Net income, Retained earnings, Deferred Unrealized Gains(Losses) on Hedge Accounting, and others are so immaterial that they do not hinder a rational judgment of the Bank group’s financial position and results of operations when excluded from the scope of consolidation.

2.	Application of the Equity Method

(1)	Unconsolidated Subsidiaries accounted for by the Equity Method

None

(2)	Affiliates Accounted for by the Equity Method: 3 companies

Principal Companies:

Japan Trustee Services Bank, Ltd.

Japan Trustee Information Systems, Ltd. was excluded from an affiliates accounted for by the equity method due to merger with Japan Trustee Services Bank, Ltd. in the current fiscal year.

(3)	Unconsolidated Subsidiaries Not Accounted for by the Equity Method

Principal Companies:

Chuo Mitsui Create Company, Limited

(4)	Affiliates Not Accounted for by the Equity Method

None

Unconsolidated subsidiaries not accounted for by the equity method are also excluded from the scope of the Equity Method because their total amounts in terms of Net income, Retained earnings, Deferred Unrealized Gains(Losses) on Hedge Accounting, and others are so immaterial that they do not have a significant impact to the consolidated financial statements when excluded from the scope of application of the equity method.

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3.	Balance Sheet Dates of Consolidated Subsidiaries

(1)	Balance sheet dates of consolidated subsidiaries are as follows:

January 24 6     companies

December 31 4     companies

March 31 15     companies

(2)	Subsidiaries with a balance sheet date as of January 24 are consolidated based on their preliminary financial statements as of March 31. Other subsidiaries are consolidated based on the financial statements as of their balance sheet dates. Six subsidiaries changed their balance sheet date from July 24 to January 24. Necessary adjustments were made for any significant transactions between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Amortization of Goodwill

Goodwill is amortized over the period that is reasonably determined by each case within 20 years. However, it is fully expensed as incurred during the each fiscal year if deemed immaterial.

5.	Accounting Policies

(1)	Trading account activities

Trading account activities are conducted for the purpose of seeking gains primarily from short-term fluctuations in interest rate, currency exchange rate, market prices of financial instruments or other market indices. Trading assets and liabilities include securities, commercial papers, and financial derivatives. The mark-to-market accounting method is adopted for such financial instruments, all of which are stated at fair values as “Trading Assets” or “Trading Liabilities” in the consolidated balance sheets. Gains and losses on the trading transactions are shown as “Trading Income” or “Trading Expenses” on a trade date basis.

Trading account securities and monetary claims are stated at fair value of the balance sheet date and financial derivatives for trading activities, such as swaps, futures and options, are valued on the assumption that they are settled at the balance sheet date.

“Trading Income” and “Trading Expenses” include interests, changes in fair value of securities and monetary claims in the current period, and changes in values of financial derivatives on the assumption that they are settled at the balance sheet date.

(2)	Evaluation of Securities

(a)	Under the accounting standard for financial instruments, consolidated subsidiaries are required to explicitly determine the objectives of holding each security and classify them into (i) securities held for trading purposes (hereinafter “Trading Securities”), (ii) debt securities intended to be held to maturity (hereinafter “Held-to-Maturity Debt Securities”), (iii) equity securities issued by subsidiaries and affiliates, or (iv) all other securities that are not classified in any of the above categories (hereinafter “Available-for-Sale Securities.”)

“Held-to-maturity debt securities” are carried at amortized cost using the moving average method. Equity securities issued by unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at moving average cost. Stocks and stock-investment trust classified as “Available-for-Sale Securities” with fair value are revalued at the average market price of the final month in the fiscal year. “Available-for-Sale Securities” with fair value other than stocks and stock-investment trust are revalued at the balance sheet date. “Available-for-Sale Securities” for which no fair values are obtainable are carried at cost using the moving average method. Valuation difference on available-for-sale securities is recorded as a separate component of net assets and reported in the consolidated balance sheets.

(b)	Securities invested in money held in trust are revalued at the same method as securities mentioned above.

(3)	Evaluation of Financial Derivatives

Financial derivatives other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

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(4)	Depreciation Methods

(a)	Tangible Fixed Assets

Tangible fixed assets of consolidated trust bank subsidiaries are depreciated using the declining-balance method. Buildings acquired on and after April 1, 1998, however, are depreciated using the straight-line method. The estimated useful lives of major items are as follows:

Buildings : 10 to 50 years

Others : 3 to 8 years

For assets with acquisition cost of more than 0.1million and under 0.2million are amortized equally in 3 years.

Tangible fixed asset of Chuo Mitsui Trust Holdings, Inc. and the other subsidiaries are depreciated mainly using the straight-line method over the estimated useful lives.

(b)	Intangible Fixed Assets

Intangible fixed assets are depreciated using the straight-line method. Expenses related to software for internal use are capitalized in “Intangible Fixed Assets” and amortized over the estimated useful lives, generally 5 years.

(5)	Allowance for Loan Losses

Allowance for Loan Losses on Loans of major domestic consolidated subsidiaries is provided in accordance with internally established standards for write-off and allowance for possible credit losses.

For claims to debtors who are legally bankrupt (hereinafter “Bankrupt Debtors”) or virtually bankrupt (hereinafter “Substantially Bankrupt Debtors”), the specific allowance is provided based on the amount of claims, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees from book value after direct deduction described below.

For claims on debtors who are not yet legally or formally bankrupt but are likely to become bankrupt (hereinafter “Potentially Bankrupt Debtors”), the specific allowance is provided for the amount considered to be necessary based on an overall solvency assessment, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees.

Among the claims to debtors with more than a certain amount of a consolidated trust bank subsidiary’s claims to debtors,(i)who are Potentially Bankrupt Debtors,(ii)to whom a consolidated trust bank subsidiary has Restructuring loans where future cash flows from capital collection and interest receipt could be reasonably estimated, allowance is provided for the difference between the present value of expected future cash flows discounted at original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general allowance is provided based on the historical loan-loss-ratio.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by operating sections and credit supervision departments in accordance with the internal standards for self-assessments of asset quality. The Internal Audit Department, which is independent from those sections and departments, subsequently audits these assessments, and the allowances presented above reflect the audit results.

In addition, allowance for loan losses caused by the Great East Japan Earthquake was reasonably estimated and posted in the current fiscal year.

For claims on Bankrupt Debtors and Substantially Bankrupt Debtors, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are directly deducted out of the original amount of claims. The deducted amount is 22,345million yen.

Consolidated subsidiaries, not adopting states above, provide allowances based on their historical credit loss experience for general claims or based on individual assessments of the possibility of collection for specific deteriorated claims.

(6)	Provision for Bonuses

Provision for bonuses is provided for the estimated employees’ bonuses attributable to the current fiscal year.

15

(7)	Provision for Retirement Benefits

Provision for retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the respective balance sheet date.

In the end of current fiscal year, provision for retirement benefits is posted as “Prepaid Pension Expenses” in “Other Assets” on ground that fair value of pension assets excess the total amount of the “Projected Benefit Obligation” and “Unrecognized actuarial losses”.

Unrecognized actuarial losses are amortized under the straight-line method for a period, primarily 8 to 9 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

(8)	Chuo Mitsui Trust Holdings, Inc. and some of its consolidated subsidiaries had provided “Provision for directors’ retirement benefits” at the amount which should be recognized as accrued amount at the end of current fiscal year to prepare for the payment of retirement benefit for directors and officers.

(Additional Information)

Chuo Mitsui Trust Holdings, Inc. and some of its consolidated subsidiaries decided to abolish directors’ retirement benefits program and pay directors’ retirement benefits in a lump-sum. As a result, 1,059 million yen of “Provision for directors’ retirement benefits” was unpiled and transferred to “Other liabilities”.

(9)	Provision for Contingent Loss

Provision for contingent loss is estimated for each individual event and provided for possible contingent loss related to off-balance sheet and other transactions as stated below:

<Provision for Reimbursement of Deposits>

Provision for reimbursement of deposits is provided for deposits no longer accounted as deposit under certain conditions against the estimated future reimbursement requested by customers.

<Provision for Possible Losses related to Land Trust>

Provision for possible losses related to land trust is provided for estimated losses deemed necessary for potential damages to the compensation rights which would be acquired if a liability for reimbursement, as a trustee of a land trust, was incurred due to the future business circumstances of the land trust.

(10)	Foreign Currency Transaction

Assets and liabilities denominated in foreign currencies of consolidated trust bank subsidiaries are primarily translated into yen at the exchange rate at the consolidated balance sheet date. Assets and liabilities denominated in foreign currencies of the other consolidated subsidiaries are translated into yen at the exchange rate at each balance sheet dates.

(11)	Accounting for Leases

As for the domestic consolidated subsidiaries, transactions of finance leases without transfer of ownerships started before April 1,2008 have been accounted for according to the same accounting treatment used in the operating leases.

(12)	Hedge Accounting

(a)	Hedge Accounting for Interest Rate Risks

Consolidated trust bank subsidiaries manage interest rate risk arising from various assets and liabilities by using financial derivatives transactions and apply deferred hedge accounting regulated by “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (the JICPA Industry Auditing Committee Report No.24, hereinafter “Report No.24”). In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, consolidated trust bank subsidiaries designate hedged items and interest rate swaps, etc. as hedging transactions by grouping them by their maturities.

16

(b)	Hedge Accounting for Foreign Currency Risks

Consolidated trust bank subsidiaries manage foreign currency risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and apply deferred hedge accounting in accordance with “Treatment for accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry” (the JICPA Industry Auditing Committee Report No.25).

Consolidated trust bank subsidiaries designate specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming existence of the monetary claims and debts denominated in foreign currencies that are hedged items corresponding to the position of those hedging transactions.

Consolidated trust bank subsidiaries also apply fair value hedge and deferred hedge as portfolio hedge to mitigate foreign currency exchange rate exposure in securities denominated in foreign currencies (other than bonds) when hedged foreign currency securities are specified in advance to the inception of the transactions and spot liabilities and forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

In addition, deferred hedge, fair value hedge, and special hedge accounting for interest rate swaps are adopted for certain assets and liabilities.

(13)	Scope of Cash and Cash Equivalents in the Consolidated Statement of Cash Flows

Cash and cash equivalents in the consolidated statements of Cash Flows are defined as cash and due from banks on the consolidated balance sheet (cash and due from bank and cash and due from Bank of Japan for consolidated trust bank subsidiaries).

(14)	National and Local Consumption Taxes

National and local consumption taxes of Chuo Mitsui Trust Holdings, Inc. and consolidated domestic subsidiaries are accounted for using tax-exclusion method. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

17

Changes in Significant Accounting Policies and Practices

(Accounting Standard for Asset Retirement Obligations)

Chuo Mitsui Trust Holdings, Inc. has started to adopt Accounting Standards Board of Japan( hereinafter “ASBJ” Statement No.18 “the Accounting Standard for Asset Retirement Obligations” (issued by ASBJ on March 31, 2008) and ASBJ Guidance No.21 “Guidance on Accounting Standard for Asset Retirement Obligations” (issued by ASBJ on March 31, 2008) from the current fiscal year.

As a result, compared with the previous treatment, ordinary profit and income before income taxes and minority interests decreased by 26 million yen and 260 million yen, respectively. The amount of asset retirement obligations was 418 million yen when Chuo Mitsui Trust Holdings, Inc. started to adopt the standard and the guidance at April 1,2010.

(Accounting Standard for Equity Method)

Chuo Mitsui Trust Holdings, Inc. has started to adopt ASBJ Statement No.16 “Accounting Standard for Equity Method of Accounting for Investments” (issued by ASBJ on March 10, 2008) and Practical Issue Task Force No.24 “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (issued by ASBJ on March 10, 2008) from the current fiscal year.

There was no effect on statements of income with regard to this adoption.

Changes in the presentation of the Consolidated Financial Statement

(Consolidated Statements of Income)

Chuo Mitsui Trust Holdings, Inc. has started to adopt the Form of Finance Ministry Ordinance No.10 “Ordinance for Enforcement of Bank Law” (issued in 1982) which was revised by the Cabinet Office Ordinance No.41 “Partially Revising the Ordinance for Enforcement of the Bank Law, etc.” (issued on September 21, 2010). Therefore, “Income before Minority Interests” was shown in the Consolidated Statements of Income from the current fiscal year.

Additional Information

Chuo Mitsui Trust Holdings, Inc. has started to adopt ASBJ Statement No.25 “the Accounting Standard for Presentation of Comprehensive Income” (issued by ASBJ on June 30, 2010) from the current fiscal year.

(Notes to Consolidated Balance Sheets)

1.	Investment in Stocks of Affiliates

Investment in Stocks of Affiliates excluding consolidated subsidiaries were 133,113 million yen.

2.	Securities held in hand

The securities held in hand as of the consolidated balance sheet date were 9,383 million yen, which Chuo Mitsui Trust Holdings, Inc. purchased under resale agreement and borrowed with cash collateral. Although these securities are permitted to be sold or pledged without restrictions, all of them were held in hand at the end of the current fiscal year.

3.	Loans to borrowers in bankruptcy and Non-accrual loans

Loans to borrowers in bankruptcy and non-accrual loans were 11,195 million yen and 52,814 million yen, respectively.

“Loans to borrowers in bankruptcy” are loans, after write-off, to legally bankrupt borrowers as defined in Article either 96-1-3 or 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law (issued in 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Loans to borrowers in bankruptcy” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

18

4.	Loans past due three months or more

Loans past due three months or more amounted 43 million yen.

“Loans past due three months or more” are loans on which the principal or interest payment is past due for three months or more, excluding “Loans to borrowers in bankruptcy” and “Non-accrual loans.”

5.	Restructured loans

Restructured loans amounted 33,487 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Loans to borrowers in bankruptcy”, “Non-accrual loans” and “Loans past due three months or more.”

6.	Total amounts of loans described in Notes 3 to 5

The total amount of Loans to borrowers in bankruptcy, Non-accrual loans, Loans past due three months or more and Restructured loans was 97,541 million yen.

Those amounts described in Notes 3 to 6 are before deducting allowance for loan losses.

7.	Bills Discounted

Bills discounted are accounted for as financial transactions in accordance with the Report No.24. Consolidated trust bank subsidiaries have right to sell or pledge commercial bills discounted without restrictions and the total face value was 3,035 million yen.

8.	Asset Pledged as Collateral

Assets pledged as collateral were as follows:

Assets pledged as collateral
Securities	1,765,965 million yen
Loans and bills discounted	527,615 million yen
Other Assets	69 million yen
Liabilities corresponding to assets pledged as collateral
Deposits	6,475 million yen
Payables under securities lending transactions	1,161,653 million yen
Borrowed money	585,330 million yen

In addition, securities of 691,706 million yen were pledged mainly as collateral in substitution for settlement of cash, derivative transaction or margin of future markets.

Other assets include security deposits of 8,794 million yen.

9.	Commitment Line Contracts on Overdrafts and Loans

Commitment line contracts on overdrafts and loans are agreements to loan up to committed limit as long as there have been no breach of contracts upon the customers’ request. The balance of unused commitment line contracts was 2,659,342 million yen, including 2,507,273 million yen of those maturing within 1 year.

Because most of these contracts expire without being drawn down, the balance of unused commitment line contracts itself does not necessarily represent future cash flows of a consolidated trust bank subsidiary. In addition, most of these contracts contain clauses allowing a consolidated trust bank subsidiary to reject requests or reduce committed limits, when there are reasonable reasons such as changes in financial condition, needs to protect claims and other similar necessities. A consolidated trust bank subsidiary may request their customers to provide collateral such as real estate or securities at the time of the contract, and may ask them to amend clauses or take measures to secure soundness of the credit thereinafter through periodical internal monitoring procedures that have already been in place.

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10.	Revaluation Reserve for Land

Regarding the land that The Chuo Mitsui Trust and Banking Company, Limited inherited from The Mitsui Trust and Banking Company, Limited, Chuo Mitsui Trust Holdings, Inc. revaluated the land used for business operations, in accordance with the “Act on Revaluation of Land” (Law No.34, promulgated on March 31, 1998, hereinafter the “Act”). Net unrealized losses on revaluation are recorded as Revaluation reserve for land in Net assets.

Date of revaluation: March 31, 1998

Revaluation method as stipulated in the Article 3, Paragraph 3 of the Act:

Fair values were determined by applying appropriate adjustments for timing of appraisal, district disparity and individual disparity to the values; based on published land price of standardized premises stipulated in Article 2, Paragraph 1 of the “Enforcement Order on Act on Revaluation of Land” (Law No.119, promulgated on March 31, 1998, hereinafter the “Order”), standard land price of measurement spots stipulated in Article 2, Paragraph 2 of the Order and price of the land used for business operations recorded on tax roll stipulated in Article 2, Paragraph 3 of the Order.

Difference between the fair value on March 31, 2011 of the land for business operations revaluated in accordance with the Article 10 of the Act and its book value after revaluation was 4,625 million yen.

11.	Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of Tangible fixed assets was 90,225 million yen.

12.	Advanced Depreciation

Advanced depreciation, which is allowed by the tax law, was 7,243 million yen.

13.	Borrowed Money

Borrowed money includes subordinate debt of 92,500 million yen.

14.	Bonds Payable

Balances of perpetual subordinate bonds and subordinate bonds in bonds payable were 94,247 million yen and 173,000 million yen, respectively.

15.	Guarantee obligations for Privately-offered Corporate Bonds

Guarantee obligations for privately offered corporate bonds (provided in accordance with Article 2, Paragraph3 of the “Financial Instruments and Exchange Law”) in “Securities” were 138,578 million yen.

16.	Net Assets per Common Share

Net assets per common share was 395.94 yen.

17.	Lease

Other than Tangible fixed assets in the consolidated balance sheets, Chuo Mitsui Trust Holdings, Inc. and its subsidiaries use a part of vehicles and transport equipments applying finance lease contracts where the ownership is not transferred.

18.	Projected Benefit Obligations

Projected benefit obligations and others as of consolidated balance sheet date were as follows.

Projected benefit obligations	(185,335) million yen
Plan assets (Fair Value)	195,333 million yen

Unfunded projected benefit obligation	7,998 million yen
Unrecognized net actuarial gain or loss	81,461 million yen

Net amount recorded on the consolidated balance sheet	92,459 million yen
Prepaid pension expenses	95,318 million yen
Provision for retirement benefits	(2,859) million yen

In addition, certain consolidated subsidiaries are participating in jointly established employee pension plan fund and its plan assets were 2,618 million yen.

19.	Principal of Guaranteed Trust Account

Principal amounts of money trust and loan trust with principal guaranteed, which are entrusted to a consolidated trust banking subsidiary, were 883,457 million yen and 226,456 million yen, respectively.

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(Note to Consolidated Statement of Income)

1.	Other income

Other income includes 15,838 million yen of gains on sales of stocks and other securities.

2.	Other expenses

Other expenses includes 3,173 million yen of write-offs of loans, 6,220 million yen of losses on sales of stocks and other securities and 6,692 million yen of losses on devaluation of stocks and other securities.

3.	Net Income per Common Share

Net income per common share was 28.51 yen.

(Notes to the Consolidated Statement of Comprehensive Income)

1.	Other comprehensive income for the fiscal year 2009 were as follows:

Other comprehensive income: 119,011 million yen

Valuation difference on available-for-sale securities: 118,361 million yen

Deferred gains or losses on hedges: 298 million yen

Foreign currency translation adjustment: 307 million yen

Attributable to equity method affiliate: 43 million yen

2.	Comprehensive Income for the fiscal year 2009 were as follows:

Comprehensive income: 173,510 million yen

Comprehensive income attributable to owners of the parent: 165,760 million yen

Comprehensive income attributable to minority interests: 7,750 million yen

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Notes to Consolidated Statements of Changes in Net Assets

1. Type and number of shares issued and treasury shares

	(Unit: Thousands of shares)
	Number of shares outstanding as of the previous fiscal year-end	Number of shares increased in the current fiscal year	Number of shares decreased in the current fiscal year	Number of shares outstanding as of the fiscal year-end	Note
Share issued
Common Share	1,658,426	—	—	1,658,426

Treasury Stock:
Common Share	366	53	7	411	Note

Note: Numbers of common stock as treasury shares changed since the Company acquired and disposed these fractional shares.

2.	Information on Dividends

(1) Dividends paid in the fiscal year

Date of resolution	Type of shares	(million yen)	(yen)	Record date	Effective date
		Cash dividends	Cash dividends per share
Ordinary general meeting of shareholders held on 29 June, 2010	Common Share	13,264	8.00	March 31, 2010	June 30, 2010

Board of Director’s meeting on 12 November, 2010	Common Share	6,632	4.00	September 30, 2010	December 3, 2010

(2) Dividends with record dates before March 31, 2011 and effective dates after April 1, 2011

Resolution	Type of Shares	(million yen)	Source of dividend	(yen)	Record Date	Effective date
		Cash dividends		Cash dividends per share
Ordinary general meeting of shareholders held on 29 June, 2011	Common Share	6,632		4.00	March 31, 2011	June 30, 2011

Note: Agendum relating to dividends are submitted to shareholder vote at an ordinary general meeting of shareholders scheduled to be held on June 29, 2011. Source of dividend is planned to be retained earnings.

Notes to Consolidated Statements of Cash Flows

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet.

(Unit: Thousands of shares)
Cash and Due from Banks	502,160
Due from Banks (excluding due from Bank of Japan)	(36,939)

Cash and Cash Equivalents	465,221

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(Financial instruments)

1.	Outline of Financial Instruments

(1)	Group Policy for Financial Instruments

With Chuo Mitsui Trust Holdings, Inc. in a pivotal position as bank holding company, the Chuo Mitsui Trust Group is engaged in a range of financial service businesses including trust banking business by Chuo Mitsui and Chuo Mitsui Asset, investment trust management business by Chuo Mitsui Asset Management, private equity fund management business by Chuo Mitsui Capital, credit guarantee business and credit card business by other subsidiaries. To facilitate these businesses, the Chuo Mitsui Trust Group is holding financial assets such as loans and bills discounted and securities, while funding by accepting savings deposits. The policies as well as measures regarding how to manage or fund financial assets and liabilities are determined primarily under the annual plans prepared by each Group company. Risks associated with the Group-wide financial assets and liabilities are monitored by Chuo Mitsui Trust Holdings, Inc.. Chuo Mitsui and Chuo Mitsui Asset are monitoring their respective risks while implementing comprehensive Asset-Liability Management (ALM). Meanwhile Chuo Mitsui is engaged in derivative transactions in an effort to control market risk and other risks arising from its assets and liabilities within the level commensurate with its management capacity.

(2)	Content and Risks of Financial Instruments

(a)	Credit Risk

The Chuo Mitsui Trust Group’s credit arrangement involves loans to corporate and individual customers, along with investment in shares and bonds issued by its client companies and derivative transactions. Such credit arrangement is exposed to credit risk of the counterparties in the event of deterioration in their financial condition.

(b)	Market Risk

In the course of trading and investment activities, the Chuo Mitsui Trust Group handles financial instruments including equity securities, investment trusts, investments in silent partnership, foreign securities, foreign exchanges and derivatives, in addition to a portfolio of domestic bonds consisting of primarily the Japanese government bonds. These financial instruments are exposed to the market risk of fluctuations in interest rates, foreign exchange rates, and market prices of securities as well as volatility. Some of these financial instruments are less liquid than listed equity securities and government bonds and thus more prone to market fluctuations. One of the Chuo Mitsui Trust Group’s main sources of earnings is the spread between the interest income from loans and securities and interest expenses on deposits, which is exposed to the interest rate risk that such profit can be compromised by the magnitude and timing of fluctuations in investment interest rate and funding interest rate.

(c)	Liquidity Risk on Fund Raising

The Chuo Mitsui Trust Group raises funds primarily through savings deposits from domestic corporate and individual customers, along with repurchase agreements in bond lending market, borrowed money and issuance of corporate bonds. These financing activities are exposed to the liquidity risk that financing could become costlier or more restricted due to the circumstances including deterioration in the Chuo Mitsui Trust Group’s financial condition or business results, bad reputation of the Chuo Mitsui Trust Group, worsening economic environment and lowering market liquidity.

(d)	Purpose for Derivative Transactions

(i)	Banking Accounts

In banking accounts, the Chuo Mitsui Trust Group enters into derivative transactions for the purpose of hedging against interest rate risk, currency exchange risk, and other risks pertaining to the Chuo Mitsui Trust Group’s assets and liabilities. In principle, the mark-to-market accounting is applied to the banking account derivative transactions of the Chuo Mitsui Trust Group. For those having high hedge effectiveness out of hedged derivative transactions, hedge accounting is applied and they are treated under the deferral hedge method, the fair value hedge method and the special hedge accounting method for interest rate swaps.

(ii)	Trading Accounts

In trading accounts, the Chuo Mitsui Trust Group engages in derivative transactions primarily as a mean of earning a profit from short-term price fluctuations. The Chuo Mitsui Trust Group also provides its customers with a broad range of high-value-added products and financial risk management methods based on these transactions. Before entering into such transactions, the Chuo Mitsui Trust Group endeavors to ensure customers to have sufficient understanding of the content and risks entailed in such transactions.

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(3)	Risk Management for Financial Instruments

Chuo Mitsui Trust Holdings, Inc. sets out basic framework of the group-wide risk management in the Rules for Risk Management. Also, Chuo Mitsui Trust Holdings, Inc. establishes Risk Management Department to control risk management providing supervision, control and guidance to bank subsidiaries regarding the development of an appropriate risk management system, as well as monitoring the Chuo Mitsui Trust Group’s risk situation.

(a)	Credit Risk Management

The Chuo Mitsui Trust Group’s basic policy for managing credit risk associated with transactions involving credit arrangement is set out in the “Rules for Credit Risk Management”, while specific procedures such as a rating system, assessment of assets and centralized credit risk management are set out in the “Rules for Corporation Credit Rating and other rules.” To determine whether to provide credit for individual cases, the Credit Supervision Department independent of the Marketing Department is conducting rigorous credit assessment and control in terms of the criteria including purpose of loans, repayment capability, collateral effect and profitability on a case-by-case basis. Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions is appropriately monitored.

(b)	Market Risk Management

(i)	Market Risk Management

With regard to market risk, the Chuo Mitsui Trust Group maintains a basic policy through its Rules for Market Risk Management and follows the Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. An independent check system has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories. This department identifies and analyzes group-wide risk, tracks compliance with risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

Risks arising from the fluctuations of investment interest rate and funding interest rate, are managed by ALM at the Chuo Mitsui. For the purpose of ALM, the Corporate Planning Department supervises overall ALM operations, and the Risk Management Department is responsible for management and analysis, such as risk monitoring. The Risk Management Department is engaged in day-to-day monitoring by using gap analysis and interest rate sensitivity analysis based on the comprehensive grasp of interest rates and terms/maturities of financial asset and liabilities, which are reported monthly to the ALM Committee established with the purpose to discuss matters regarding ALM. The ALM Committee also discusses the matters including the corporate policy for market-related transactions, development of cash planning and implementation of hedging operation.

(ii)	Quantitative Information regarding Market Risk

(a)	Financial Instruments held in Banking Account

We calculate the Value at Risk (VaR) of financial instruments held in banking account by historical simulation method (confidence interval :99%, holding period :set in accordance with the components of instruments (maximum 1 year), and observation period :3 years). As of March 31, 2011, the total amount of market risks (estimated loss) for financial instruments held in banking account was 218,900 million yen.

We conduct the back testing in order to compare the VaR calculated by model with the actual profits and losses. Through the results of the back testing in 2010, we confirm that the model covers the market risks precisely enough. Nonetheless, VaR measures the market risks under a certain event probability calculated statistically on the basis of the historical market volatility and it could not cover the market risk in case market environment changes drastically.

(b)	Financial Instruments held in trading Account

We calculate the Value at Risk (VaR) of financial instruments held in trading account by historical simulation method (confidence interval :99%, holding period :10 days, and observation period :3 years). As of March 31, 2011, the total amount of market risks (estimated loss) for financial instruments held in trading account was 100 million yen.

We conduct the back testing in order to compare the VaR calculated by model with the actual profits and losses. Through the results of the back testing in 2010, we confirm that the model covers the market risks precisely enough. Nonetheless, VaR measures the market risks under a certain event probability calculated statistically on the basis of the historical market volatility and it could not cover the market risk in case market environment changes drastically.

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(c)	Liquidity Risk Management on Fund Raising

The Chuo Mitsui Trust Group’s basic policy for managing liquidity risk is set out in the Rules for Cash Flow Risk Management. Liquidity risk is managed by the Risk Management Department that monitors compliance with the predetermined guidelines on funding gap, while contingency procedures are in place to enable flexible responses in the event of an emergency.

(4)	Supplementary Explanation Concerning Fair Values of Financial Instruments

Fair values of financial instruments are based on quoted prices in active markets. If a quoted price is not available, other rational valuation techniques are used instead. Calculation of such fair value involves certain assumptions, and could vary when different assumptions are employed.

2.	Fair Value of Financial Instruments

The carrying amount on the consolidated balance sheets and fair value of financial instruments as of March31, 2011 as well as the differences between these values are described below. Financial instruments whose fair values are not readily determinable are not included in the table. (See Note 2)

	(Unit: Millions of yen)
	Carrying amount	Fair value	Unrealized gains (losses)
(1) Cash and due from banks	502,160	502,160	—
(2) Call loans and bills bought	6,936	6,936	—
(3) Receivable under securities borrowing transactions	9,378	9,378	—
(4) Monetary claims bought (*1)	99,842	100,413	571
(5) Trading assets Trading securities	24,273	24,273	—
(6) Money held in trust	2,065	2,065	—
(7) Securities
Held-to-maturity debt securities	248,572	248,433	(138)
Available-for-sale securities	3,217,371	3,217,371	—
(8) Loans and bills discounted	8,864,266
Allowance for loan losses (*1)	(46,731)

	8,817,534	8,875,778	58,243

Total assets	12,928,135	12,986,810	58,675

(1) Deposits	9,292,002	9,326,751	34,748
(2) Negotiable certificates of deposit (3) Call money and bills sold (4) Payables under securities lending transactions (5) Borrowed money (6) Bonds payable (7) Due to trust accounts	327,020 351,956 1,161,653 678,983 267,247 801,657	327,020 351,956 1,161,653 682,810 272,476 801,657	— — — 3,827 5,229 —

Total liabilities	12,880,520	12,924,325	43,805

Derivatives (*2)
Held for other than hedge accounting	5,318	5,318	—
Held for hedge accounting	8,080	8,080	—

Total derivatives	13,399	13,399	—

(*1)	General as well as specific allowance for loan losses in respect of loans and bills discounted is deducted. As allowances for loan losses in respect of monetary claims bought are immaterial, they are directly deducted from the carrying amounts.
(*2)	Derivative transactions included in trading assets and trading liabilities or other assets and other liabilities are collectively presented. Receivables and payables incurred by derivative transactions are presented in net. Net payables are presented in parenthesis.

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(Note 1) Calculation method of fair values of financial instruments

Assets

(1)	Cash and Due from Banks

Deposits without maturity are stated at their carrying amounts as their fair values approximate carrying amounts. Deposits with maturities with shorter deposit terms (within one year) are stated at their carrying amounts as their fair values approximate carrying amounts.

(2)	Call Loans and Bills Bought and (3) Receivables under Securities Borrowing Transactions

These are subject to shorter agreed periods (within one year) and are stated at their acquisition costs as their fair values approximate acquisition costs.

(4)	Monetary Claims Bought

Of the monetary claims bought, beneficiary certificates representing interest in a trust holding loan receivables are stated at the prices quoted by brokers. Other monetary claims bought with shorter contract periods (within one year), are stated at their acquisition costs as their fair values approximate acquisition costs.

(5)	Trading Assets

Securities including bonds held for trading purposes are stated at the prices quoted by Japan Securities Dealers

Association.

(6)	Money Held in Trust

Securities comprising trust assets in money held in trust are stated at the prices quoted by brokers.

Matters to be noted in respect of money held in trust by purpose of holding are described in “(Money Held in Trust)”.

(7)	Securities

Of securities of various categories; (i) equity securities are stated at the prices quoted on the stock exchanges:(ii) privately offered corporate bonds are stated at the values calculated by discounting principal and interest by the interest rate reflecting credit risk, by category based on internal rating and terms, (iii)other bonds are stated at the prices published by Japan Securities Dealers Association or the prices quoted by brokers. Investment trust beneficiary certificates are stated at the official reference price published by securities investment trust and management firms.

Matters to be noted in respect of securities by purpose of holding are described in (Securities).

(8)	Loans and Bills Discounted

Of loans and bills discounted, those with floating rates reflect market rates at short intervals, whose fair values approximate acquisition costs unless borrowers’ creditworthiness changes significantly after the loans are made, and acquisition costs are stated as the fair values. Meanwhile, those with fixed rates are stated at the fair values, as calculated by discounting principal and interest by the interest rate reflecting credit risk by category based on the nature of loan, internal rating and terms. Those loans with shorter contract periods (within one year) are stated at acquisition cost which approximates their fair values. Claims under legal bankruptcy, virtual bankruptcy and possible bankruptcy, whose expected amounts of loan losses are calculated based on the expected recoverable amounts from their collateral or guarantee, are stated at their acquisition costs at the consolidated balance sheet date less the current expected amount of loan losses, which approximate their fair values. Of loans and bills discounted, those without scheduled due dates subject to the special conditions such as the ones limiting the loan amounts within the values of pledged assets, are stated at acquisition costs which are assumed to approximate their fair values because of the estimated repayment period and interest rate conditions.

Liabilities

(1)	Deposits and (2) Negotiable Certificate of Deposit

For demand deposits, the amount payable (carrying amount) in case demand is made on the consolidated balance sheet date is treated as their fair value. For time deposits, present values calculated by discounting future cash flows by category based on terms, by the interest rate applicable to newly deposited savings are deemed to be their fair values. For time deposits with shorter deposit terms (within one year) and those with floating rates, carrying amounts approximate their fair values, and thus quoted as such. Negotiable certificates of deposit are all with shorter deposit terms (within one year) and are stated at their carrying amounts which approximate their fair values.

(3)	Call Money and Bills Sold and (4) Payables under Securities Lending Transactions

These are subject to shorter contract periods (within one year) and are stated at their acquisition costs which approximate their fair values.

(5)	Borrowed Money

Borrowings are stated at their present values as calculated by discounting principal and interest by the interest rate assumed for similar borrowings. Those borrowings with shorter contract periods (within one year) are stated at acquisition costs which approximate their fair values.

(6)	Bonds Payable

Bonds payable are stated at the prices quoted by Japan Securities Dealers Association, or in the absence of such market values, at their present values as calculated by discounting principal and interest by the interest rate assumed for the similar bond at issuance.

(7)	Due to Trust Account

Due to trust account is stated at the amounts payable (book value) in case demand is made on the consolidated balance sheet date.

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Derivatives

Derivative transactions include interest rate-related transactions (swaps, swaptions and others), currency-related transactions (swaps, futures and others), bond-related transactions (bond forward agreements and others), and other transactions (credit derivatives), and are based on the prices quoted on securities exchanges, discounted value of future cash flows, or values calculated by option pricing models and others.

(Note 2)

Financial instruments whose fair values are extremely difficult to determine are listed below.

(Millions of yen)
Category	Carrying amount
Unlisted Japanese stocks(*3)	88,332
Subscription certificates(*3)	20,404
Foreign securities	2,719
Total	111,456

(*1)	Fair values of these items are not disclosed because there is no market price, and it is very difficult to identify fair values.
(*2)	Stocks of subsidiaries and affiliate companies are not included in the table.
(*3)	Devaluation losses of 299 million yen on unlisted Japanese stock and 155 million yen on subscription certificates are posted for the current fiscal year.

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(Securities)

Other than Securities on consolidated balance sheet, this information includes other monetary claims bought in Monetary claims bought and trading account securities and commercial papers in Trading assets.

1. Trading securities (as of March 31, 2011)

(Unit: Millions of yen)
Valuation difference reflected on the statements of income
Trading securities	(35)

2. Bonds classified as held-to-maturity (as of March 31, 2011)

	(Unit: Millions of yen)
	Type of bond	Carrying amount	Fair value	Unrealized gains (losses)
Bonds with unrealized gains	Japanese government bonds	135	136	0
	Corporate bonds	22,405	22,676	270
	Others	176,263	177,276	1,012
	Subtotal	198,805	200,090	1,284
Bonds with unrealized losses	Others	98,422	97,491	(931)

Total		297,227	297,581	353

3. Available-for-sale securities (as of March 31, 2011)

	(Unit: Millions of yen)
	Type of bond	Carrying amount	Acquisition Cost	Unrealized gains (losses)
Bonds with unrealized gains	Stocks	291,768	199,113	92,655
	Bonds	293,892	288,558	5,333
	Japanese government bonds	154,977	152,281	2,696
	Municipal bonds	154	149	4
	Corporate bonds	138,760	136,127	2,632
	Others	311,210	306,970	4,239
	Subtotal	896,871	794,642	102,228
Bonds with unrealized losses	Stocks	195,033	249,473	(54,439)
	Bonds	1,336,512	1,354,833	(18,321)
	Japanese government bonds	1,203,241	1,220,246	(17,005)
	Corporate bonds	133,270	134,586	(1,315)
	Others	806,728	839,486	(32,757)
	Subtotal	2,338,275	2,443,794	(105,518)

Total		3,235,147	3,238,437	(3,289)

4. Held-to-maturity bonds sold during the current fiscal year (from April 1, 2010 to March 31, 2011)

	(Unit: Millions of yen)
	Acquisition cost of sales amount	Sales amount	Gains (Losses) on sales
Japanese government bonds	399,155	400,515	1,359

(Reason for sales)

Bonds were sold before maturity, in accordance with article 282, paragraph 1 of “Practical Guidelines on Accounting Standards for Financial Instruments” (JICPA Accounting Standard Committee Report No.14).

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5. Available-for-sale securities sold during the current fiscal year (from April 1, 2010 to March 31, 2011)

	(Unit: Millions of yen)
	Sales amount	Gains on sales	Losses on sales
Stocks	59,920	16,280	2,929
Bonds	5,198,251	9,691	3,134
Japanese government bonds	5,099,968	9,310	3,129
Corporate bonds	98,282	380	4
Others	2,140,986	25,497	4,243

Total	7,399,157	51,470	10,307

6. Impairment of Securities

Available-for-sale securities with fair value are considered as impaired if the fair value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of impairment is accounted for as valuation loss for the current fiscal year.

Impairment loss for the fiscal year was 6,336 million yen, which includes 6,237 million yen of stocks and 99 million yen of corporate bonds.

The rule for determining “significant decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Legal bankrupt/ Virtual bankrupt/ Possible bankrupt issuers: Fair value is lower than acquisition cost.

Issuers requiring caution: Fair value is 30% or more lower than acquisition cost.

Normal issuers: Fair value is 30% or more lower than acquisition cost.

Within the normal issuers under the rules of self-assessment above, when the fair value of which security is 30% or more but less than 50% lower than acquisition cost, the security is judged individually, and unless the decline in its fair value below the cost is temporary, the security is accounted as impaired. All others are considered as the decline in fair value below the cost is other than temporary, and treated as impaired.

Legally bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Virtual bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Possible bankrupt issuers: Issuers that are not currently bankrupt, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above four categories of issuers.

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(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2011)

None

2.	Money Held in Trust being Held to Maturity (as of March 31, 2011)

None

3.	Other Money Held in Trust (other than for trading purpose and being held to maturity)(as of March 31,2011)

	(Unit: Millions of Yen)
	Book value	Acquisition cost	Difference	Positive Difference	Negative Difference
Other Money Held in Trust	2,065	1,700	364	364	—

Note:

Each of Positive Difference and Negative Difference is the components of Difference.

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(Valuation Difference on Available-for-Sale Securities)

The table below shows component items of “Valuation Difference on Available-for-Sale Securities” in the consolidated balance sheets.

Millions of Yen	March 31, 2011
Difference	(3,958)
Available-for-Sale Securities	(4,333)
Other Money Held in Trust	364
(-) Deferred Tax Liabilities	8,191
Total (before adjusted for Minority Interests)	4,222

(-) Minority Interests	(150)
(+) Parent company’s portions in Available-for-Sale Securities owned by its affiliates	35
Valuation Difference on Available-for-Sale Securities	4,408

Notes:

1.	Valuation Difference includes foreign currency translation adjustments on available-for-sale securities for which no fair values are obtainable.

2.	Valuation Difference includes difference of available-for-sale securities ((1,028) million yen) which is the component of associations.

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(Segment Information)

1.	Outline of Reportable Segments

The reportable segments for the Group (former Chuo Mitsui Trust Group) are component units that constitute the business for which discrete financial information is available and are regularly reviewed by the Board of Directors to determine the allocation of management resources and assess its performance.

Chuo Mitsui Trust Group has established a management system, which enable each group company to conduct its operating activities independently. Chuo Mitsui Trust Group separates its operations into the following companies; two trust banks, Chuo Mitsui and Chuo Mitsui Asset, and two asset management companies, Chuo Mitsui Asset Management and Chuo Mitsui Capital. In addition, Chuo Mitsui Trust Holdings, the holding company, aims to maximize Chuo Mitsui Trust Group profits by ensuring an appropriate allocation of management resources to each operating division.

Accordingly, Chuo Mitsui Trust Group’s reportable segments are distinguished at the company level. Thus, the following companies are distinguished as three groups and defined as reportable segments:

Chuo Mitsui is principally engaged in the retail investment business (sales of investment trust, individual annuity insurance and other products), lending related business (corporate loans, mortgage loans, real estate asset finance, etc), real estate business, securities transfer agency business and other.

Chuo Mitsui Asset is principally engaged in the asset management business of pension trusts and securities trusts, asset administration business and pension fund administration business.

The asset management companies consist of Chuo Mitsui Asset Management and Chuo Mitsui Capital. Chuo Mitsui Asset Management is principally engaged in investment trust management services and Chuo Mitsui Capital is principally engaged in private equity fund management services.

2.	The Method of Calculation of Ordinary Income, Profit or Loss, Assets, Liabilities and Others Items by Reportable Segment

Accounting policies adopted by the reported operating segments are same as those describe and practices in significant accounting policies. Profit for reportable segments is determined based on income before income taxes and minority interests for the fiscal year 2010. In allocation income before income taxes and minority interests, the value of internal transactions are treated consistently as those held with external customers.

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3.	Information about Ordinary Income, Profit or Loss, Assets, Liabilities and Others Items by Reportable Segment

	(Million of yen)
	Reportable Segment				Other	Total	Adjustment		Carrying amount
	CMTB	CMAB	Asset Management Subsidiaries	Total
Ordinary Income
External customers	282,539	40,950	10,447	333,936	17,040	350,977		—	350,977
Internal transactions	6,043	2,554	93	8,691	40,478	49,169	r	49,169	—

Total	288,582	43,505	10,540	342,628	57,518	400,147	r	49,169	350,977

Segment profit	68,412	11,163	532	80,108	21,395	101,503	r	14,719	86,783

Segment assets	13,791,942	153,637	5,809	13,951,389	1,003,677	14,955,066	r	723,995	14,231,070

Segment liabilities	13,055,323	111,747	1,605	13,168,676	58,925	13,227,601		159,338	13,386,939

Other items
Depreciation and amortization	10,072	1,397	76	11,546	1,079	12,626	r	329	12,296
Interest income	158,103	125	66	158,295	19,626	177,921	r	17,443	160,477
Interest expenses	59,636	109	—	59,746	211	59,958	r	264	59,694
Extraordinary income	8,136	—	—	8,136	1,107	9,243	r	1,411	7,832
(Recoveries of written-off claims)	5,819	—	—	5,819	1,107	6,926		—	6,926
Extraordinary loss	4,770	1,183	91	6,044	3,001	9,046	r	3,292	5,753
Management integration expenses	3,372	566	58	3,996	2,661	6,658	r	3,260	3,397

(Note)

1.	“Ordinary income” corresponds to “Net sales” of financial products and services. The adjustment shows the difference between ordinary income for management reporting purpose and for the purpose of preparing consolidated statements of income for the fiscal year 2010.
2.	“Others” consists of consolidated subsidiaries other than trust banks and asset management companies as described above, and segments not included in reportable segments.
3.	“Adjustment” includes the eliminations adjustments required for internal transactions. In addition, adjustments of segment assets and segment liabilities include 267,368 million related to “Customers’ liabilities for acceptances and guarantees” and “Acceptance and guarantee” for mortgage loans.
4.	Segment profit has been calculated in line with income before income taxes and minority interests as adjusted in the consolidated statement of income for the fiscal year 2010.

(Additional Information)

The Company has started to adopt ASBJ Statement No.17 “the Accounting Standard for Disclosures about Segments of an Enterprises and Related Information” (issued by ASBJ on March 27, 2009) and Implementation Guidance No.20 “the Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information” (issued by ASBJ on March 21, 2008) from the fiscal year 2010.

33

(Relevant Information)

1.	Information about services

	(Millions of yen)
	Corporate business	Consumer loans	Market	Pension/ Securities	Other	Total
Ordinary Income from external customers	61,451	57,424	62,128	49,994	119,977	350,977

Note: “Ordinary Income” corresponds to “Net Sales” of financial products and services.

2.	Information by geographic region

(1)	Ordinary Income

Chuo Mitsui Trust Group omits ordinary income information by geographical region, since ordinary income from domestic external customers exceeds 90% of ordinary income of the consolidated statement of income for the fiscal year 2010.

(2)	Tangible Fixed Assets

Chuo Mitsui Trust Group omits tangible fixed asset information by geographical region, since tangible fixed assets located in Japan exceeds 90% of total tangible fixed assets of the consolidated balance sheets as of March 31, 2011.

3.	Information by major customer

Chuo Mitsui Trust Group omits major customer information, since there is no particular customer who accounts for more than 10% of ordinary income of the consolidated statements of income for fiscal year 2010.

(Information about Loss on Impairment of Fixed Assets by Reportable Segments)

	(Millions of yen)
	Reportable Segments				Other	Eliminations/ Corporate		Total
	CMTB	CMAB	Asset Management Subsidiaries	Total
Loss on impairment of fixed assets	522	585	30	1,139	—	r	30	1,108

(Information about Amortization and Unamortized Balance of Goodwill by Reportable Segments)

	(Millions of yen)
	Reportable Segments				Other	Eliminations/ Corporate	Total
	CMTB	CMAB	Asset Management Subsidiaries	Total
Amortized in FY2010	—	—	—	—	—	2,270	2,270
Balance as of FY2010 End	—	—	—	—	—	33,034	33,034

Note: Major details as follows:

Amortized in FY2010 … CMAB: 1,679	Tokyo Securities Transfer Agent: 499
Balance as of FY2010 End… CMAB: 26,036	Tokyo Securities Transfer Agent: 6,997

(Information about gain on Negative Goodwill by reportable segment)

There is no information applicable to this disclosure

34

Per Share Information

		Fiscal year ended March 31, 2011
Net Assets per Common Share	Yen	395.94
Net Income per Common Share	Yen	28.51

Notes: The calculation basis is as follows.

1	Net Assets per Common Share

		As of March 31, 2011
Net Assets		844,130
Deduction from Net Assets		187,653
Minority Interests	Millions of yen	187,653
Net Assets Available to Common Share	Millions of yen	656,476
Common Share outstanding	Thousands of stock	1,658,014

2.	Net Income per Share and Net Income per Share (fully diluted)

		As of March 31, 2011
Net Income per Share
Net Income	Millions of yen	47,277
Net Income Available to Common Share	Millions of yen	47,277
Average Common Share outstanding	Thousands of shares	1,658,044

3.	Net income per common share (fully diluted) is not stated as there are no potentially dilutive securities for the fiscal year ended March 31, 2011.

35

(Important Subsequent Events)

Share exchange

Chuo Mitsui Trust Holdings, Inc. has conducted a statutory share exchange which took effect on April 1, 2011 and changed its trade name to Sumitomo Mitsui Trust Holdings, Inc., following the conclusion of the Share Exchange Agreement and Management Integration Agreement with The Sumitomo Trust and Banking Co., Ltd. on August 24, 2010, and the approval of the extraordinary general meetings of shareholders held on December 22, 2010.

1.	Outline of the business combination

(1)	Name and business of acquired company

Name of acquired company: Chuo Mitsui Trust Holdings, Inc.

Business Activities: bank holding company

(2)	Main reason of the business combination

Objectives of the Management Integration is to form “The Trust Bank”, a new trust bank group that, with a combination of significant expertise and comprehensive capabilities, will provide better and swifter comprehensive solutions to their clients than ever before, by combining their personnel, know-how and other managerial resources and fusing both groups’ strengths such as Chuo Mitsui Trust Holdings group’s agility and The Sumitomo Trust and Banking group’s diversity.

(3)	Date of business combination

April 1, 2011

(4)	Legal form of business combination

Statutory share exchange (Chuo Mitsui Trust Holdings, Inc. as wholly owning parent company, Sumitomo Trust and Banking Co., Ltd. as wholly owned subsidiary)

(5)	Name after management integration

Sumitomo Mitsui Trust Holdings, Inc.

(6)	Voting rights acquired

100%

(7)	Reason for determining acquiring company

By applying “Accounting Standard for Business Combinations (ASBJ Statement No.21) and the Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No.10),, it is decided that Sumitomo Trust and Banking Co., Ltd. be the acquiring company and Chuo Mitsui Trust Holdings, Inc. be the acquired company, due to shareholders of Sumitomo Trust and Banking Co., Ltd., a wholly owned subsidiary, will have the largest percentage of voting rights of the integrated company.

2.	Acquisition cost of acquired company

489,114 million yen

3.	Exchange Ratio by type of shares and methods of calculating share exchange ratio and number of shares allotted

(1)	Exchange Ratio by type of shares

	Common shares

1.49 shares of common share in Sumitomo Mitsui Trust Holdings, Inc. were allotted and delivered for each share of common share in The Sumitomo Trust and Banking Co., Ltd.

‚	Preferred Shares

Each share of Sumitomo Mitsui Trust Holdings, Inc. Class VII preferred shares was allotted and delivered to each share of the First Series of The Sumitomo Trust and Banking Co., Ltd. Class II Preferred Shares.

36

(2)	Methods of calculating share exchange ratio

	Common Shares

In order to support the respective efforts of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. to ensure the fairness of the exchange ratio of common shares (the “Common Share Exchange Ratio”), Chuo Mitsui Trust Holdings, Inc. has appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) and Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisors, and The Sumitomo Trust and Banking Co., Ltd. has appointed UBS Securities Japan Ltd (“UBS”) and Daiwa Securities Capital Markets Co. Ltd. (“Daiwa”) to perform financial analysis.

Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into account factors such as the financial position, assets and future prospects of each party, with Chuo Mitsui Trust Holdings, Inc. making reference to the financial analysis prepared by J.P. Morgan and Nomura Securities, and The Sumitomo Trust and Banking Co., Ltd. to the financial analysis prepared by UBS and Daiwa. As a result of such negotiations and discussions, Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. concluded that the Common Share Exchange Ratio set out above is appropriate and agreed on it.

‚	Preferred Shares

Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. have agreed that the terms and conditions of the First Series of Sumitomo Mitsui Trust Holdings, Inc. Class VII Preferred Shares shall be substantially the same as those of the First Series of The Sumitomo Trust and Banking Co., Ltd. Class II Preferred Shares, and that exchange ratio for preferred shares stated above is appropriate, since no market price exists for the First Series of The Sumitomo Trust and Banking Co., Ltd. Class II Preferred Shares and such The Sumitomo Trust and Banking Co., Ltd. Preferred Shares are so-called “bond-type”.

(3)	Number of Delivered Shares

	Common Shares

2,495,060,141

‚	Preferred Shares

109,000,000

37

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	(Millions of yen)
	As of March 31, 2011	As of March 31, 2010
Assets:
Current assets
Cash and due from banks	1,462	1,922
Securities	23,000	35,000
Deferrd tax assets	—	267
Accrued income	0	1
Income taxe refunds receivable	3,438	2,024
Other current assets	868	48
Total current assets	28,769	39,263
Non-current assets
Tangible fixed assets	1	1
Tools, furniture and fixtures	1	1
Intangible fixed assets	7	4
Software	7	4
Investments and other assets	765,419	765,879
Investment securities	652	652
Investments in subsidiaries and affiliates (Stocks)	764,391	764,406
Deferred tax assets	—	459
Other investments	376	361
Total non-current assets	765,428	765,885

Total assets	794,198	805,149

Liabilities:
Current liabilities
Accrued expenses	1,365	1,379
Income taxes payable	2	40
Provision for bonuses	90	80
Other current liabilities	296	168
Total current liabilities	1,755	1,668
Non-current liabilities
Bonds payable	189,700	189,700
Provision for retirement benefits	1,177	1,041
Provision for directors’ retirement benefits	—	363
Other non-current liabilities	195	—
Total non-current liabilities	191,072	191,105

Total liabilities	192,827	192,774

Net assets:
Shareholders’ equity
Capital stock	261,608	261,608
Capital surplus
Legal capital surplus	65,411	65,411
Other capital surplus	53,254	53,257
Total capital surplus	118,665	118,668
Retained earnings
Other retained earnings	221,379	232,368
Retained earnings brought forward	221,379	232,368
Total retained earnings	221,379	232,368
Treasury stock	(282)	(270)
Total shareholders’ equity	601,370	612,375

Total net assets	601,370	612,375

Total liabilities and net assets	794,198	805,149

38

(2) Non-Consolidated Statements of Income

	(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Operating income
Dividends received from subsidiaries	17,112	10,043
Fees and commissions received from subsidiaries	5,652	3,607

Total operating income	22,764	13,651

Operating expenses
Interest on bonds	7,487	7,674
General and administrative expenses	2,911	2,871

Total operating expenses	10,398	10,545

Operating profit	12,366	3,106

Non-operating income	41	66
Interest income	0	0
Interest on securities	19	47
Commission fee	0	0
Interest on refund of income taxes and other	6	10
Other non-operating expenses	14	7
Non-operating expenses	2,792	889
Commission fee	128	376
Management integration expenses	2,661	507
Other non-operating expenses	3	4

Ordinary Profit	9,615	2,283

Extraordinary income	22	—
Other	22	—

Income before income taxes	9,638	2,283

Income taxes
Income taxes-current	3	3
Income taxes-deferred	727	(585)

Total income taxes	731	(582)

Net income	8,906	2,865

39

(3) Non-Consolidated Statements of Changes in Net Assets

		(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Shareholders’ equity:
Capital stock:
Balance at the end of the previous period	261,608	261,608
Changes of items during the period:

Total changes of items during the period	—	—

Balance at the end of the current period	261,608	261,608

Capital surplus:
Legal capital surplus:
Balance at the end of the previous period	65,411	65,411
Changes of items during the period:

Total changes of items during the period	—	—

Balance at the end of the current period	65,411	65,411

Other capital surplus:
Balance at the end of the previous period	53,257	53,262
Changes of items during the period:
Disposal of treasury stock	(3)	(5)

Total changes of items during the period	(3)	(5)

Balance at the end of the current period	53,254	53,257

Total capital surplus:
Balance at the end of the previous period	118,668	118,673
Changes of items during the period:
Disposal of treasury stock	(3)	(5)

Total changes of items during the period	(3)	(5)

Balance at the end of the current period	118,665	118,668

Retained earnings:
Other retained earnings:
Balance at the end of the previous period	232,368	237,268
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	8,906	2,865

Total changes of items during the period	(10,989)	(4,899)

Balance at the end of the current period	221,379	232,368

Total retained earnings:
Balance at the end of the previous period	232,368	237,268
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	8,906	2,865

Total changes of items during the period	(10,989)	(4,899)

Balance at the end of the current period	221,379	232,368

40

(Continued)

	(Millions of yen)
	Fiscal year ended March 31, 2011	Fiscal year ended March 31, 2010
Treasury stock:
Balance at the end of the previous period	(270)	(262)
Changes of items during the period:
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	5	9

Total changes of items during the period	(11)	(8)

Balance at the end of the current period	(282)	(270)

Total shareholders’ equity:
Balance at the end of the previous period	612,375	617,289
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	8,906	2,865
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	2	4

Total changes of items during the period	(11,004)	(4,913)

Balance at the end of the current period	601,370	612,375

Total net assets:
Balance at the end of the previous period	612,375	617,289
Changes of items during the period:
Dividends from surplus	(19,896)	(7,765)
Net income	8,906	2,865
Purchase of treasury stock	(17)	(18)
Disposal of treasury stock	2	4

Total changes of items during the period	(11,004)	(4,913)

Balance at the end of the current period	601,370	612,375

41

Notes to the Going–Concern Assumption

There are no corresponding items.

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

42

Financial Results for the Fiscal Year 2010

[Japanese GAAP] (Consolidated)

May 13, 2011

Listed company	: Sumitomo Mitsui Trust Holdings, Inc.
(The Sumitomo Trust & Banking Co., Ltd.)
Stock exchange listings	: Tokyo, Osaka and Nagoya(code: 8309)
URL	: http://www.smth.jp/en/index.html
Representative	: Kazuo Tanabe, President
For inquiry	: Tadashi Nishimura, Executive Officer,
General Manager of Financial Management Department,
The Sumitomo Trust & Banking Co., Ltd
TEL +81-3-3286-8354
Payment date of cash dividends (Scheduled)	: June 30, 2011
Trading accounts	: Established

(The following is the figures and notes based on consolidated basis and non-consolidated basis of The Sumitomo Trust & Banking Co., Ltd)

(All amounts less than one million yen are rounded down.)

1. Consolidated Financial Results for the Fiscal Year 2010 (April 1, 2010 through March 31, 2011)

(1) Consolidated Results of Operations	(%: Change from the previous period)

	Ordinary Income		Ordinary Profit		Net Income
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year Ended
March 31, 2011	829,365	(3.5)	100,765	(32.0)	83,509	57.0
March 31, 2010	859,610	(19.1)	148,147	400.3	53,180	569.2

(Note)	Comprehensive Income: Year Ended March 31, 2011 90,193 millions of yen, (52.6%) Year Ended March 31, 2010 190,241 millions of yen, –%

	Net Income per Common Share	Net Income per Common Share (Fully Diluted)	Net Income to Net Assets Ratio	Ordinary Profit to Total Assets Ratio	Ordinary Profit to Ordinary Income Ratio
	Yen	Yen	%	%	%
Fiscal Year Ended
March 31, 2011	47.12	——	7.4	0.5	12.1
March 31, 2010	30.18	——	5.3	0.7	17.2

(Reference)	Equity in earning (losses) of affiliates: Year ended March 31, 2011 2,655 millions of yen Year Ended March 31, 2010 1,316 millions of yen
(Note)	Net income per common share (fully diluted) is not stated, as there are residual securities but not dilutive.

(2) Consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio	Net Assets per Common Share	Consolidated BIS Capital Adequacy Ratio
	Millions of Yen	Millions of Yen	%	Yen	%
As of
March 31, 2011	20,926,094	1,507,095	5.7	651.72	15.63
March 31, 2010	20,551,049	1,449,945	5.6	619.15	13.85

(Reference)	Net Assets less Minority Interests: March 31, 2011 1,202,641 millions of yen March 31, 2010 1,148,118 millions of yen
(Note)	Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets
(Note)

Consolidated BIS Capital Adequacy Ratio is calculated based on the “Standard to determine the adequacy of bank’s capital concerning its assets provided under the Article 14-2 of the Banking Act (FSA Announcement No.19, 2006.)”

The ratio as of March 31, 2011 is the preliminary figure for immediate release purposes.

(3) Consolidated Cash Flows

	Net Cash Provided by (Used in) Operating Activities	Net Cash Provided by (Used in) Investing Activities	Net Cash Provided by (Used in) Financing Activities	Cash and Cash Equivalents at End of Period
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year Ended
March 31, 2011	383,036	(689,314)	30,461	346,030
March 31, 2010	(348,312)	720,794	(41,867)	636,398

2. Cash Dividends on Common Share

	Annual Cash Dividends per Common Share					Total Dividends Payment (Annual)	Payout Ratio (Consolidated)	Dividends to Net Assets Ratio (Consolidated)
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year Ended
March 31, 2010	—	5.00	—	5.00	10.00	16,745	33.1	1.8
March 31, 2011	—	6.00	—	8.00	14.00	23,443	29.7	2.2

(Note)	The figure above shows Cash Dividends on Common Share. In regard to other types of shares, please refer to “Cash Dividends on Preferred Shares” as follows.

3. Other Information

(1)	Changes in important subsidiaries resulted in changes in the scope of consolidation during the fiscal year 2010: None

(Note)     For details, please refer to page 4, “2. Organization of the Sumitomo Trust & Banking group.”

(2)	Changes in accounting principles, procedures and presentation methods in the preparation of consolidated financial statements

1) Changes due to revisions in accounting standards: Yes
2) Other changes: Yes

(Note)     For details, please refer to page 17, “Changes in Significant Accounting Policies and Practice.”

(3) Number of issued shares (Common share)

1) Number of issued shares (including treasury stock)
March 31, 2011:	1,675,128,546 shares,	March 31, 2010:	1,675,128,546 shares
2) Number of treasury stock
March 31, 2011:	591,538 shares,	March 31, 2010:	556,984 shares
3) Average number of issued shares (for the fiscal year)
March 31, 2011:	1,674,553,813 shares,	March 31, 2010:	1,674,587,745 shares

<Reference> Summary of Non-consolidated Financial Results

Non-Consolidated Financial Results for the Fiscal Year 2010 (April 1, 2010 through March 31, 2011)

(1) Non-consolidated Results of Operations

(%: Change from the previous period)

	Ordinary Income		Ordinary Profit		Net Income
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year Ended
March 31, 2011	416,506	(14.2)	72,031	(43.5)	73,526	239.0
March 31, 2010	485,189	(28.2)	127,506	235.8	21,691	(44.3)

	Net Income per Common Share	Net Income per Common Share (Fully Diluted)
	Yen	Yen
Fiscal Year Ended
March 31, 2011	41.15	——
March 31, 2010	11.37	——

(Note)     Net income per common share (fully diluted) is not stated, as there are no residual securities.

(2) Non-consolidated Financial Conditions

	Total Assets	Net Assets	Net Assets to Total Assets Ratio	Net Assets per Common Share	Non-Consolidated BIS Capital Adequacy Ratio
	Millions of Yen	Millions of Yen	%	Yen	%
As of
March 31, 2011	20,102,714	1,147,938	5.7	619.06	17.07
March 31, 2010	19,651,334	1,100,690	5.6	590.83	15.26

(Reference)	Net Assets: March 31, 2011 1,147,938 millions of yen March 31, 2010 1,100,690 millions of yen
(Note)	Net Assets to Total Assets Ratio = Net Assets / Total Assets
(Note)

Non-Consolidated BIS Capital Adequacy Ratio is calculated based on the “Standard to determine the adequacy of bank’s capital concerning its assets provided under the Article 14-2 of the Banking Act (FSA Announcement No.19, 2006.)”

The ratio as of March 31, 2011 is the preliminary figure for immediate release purposes.

Presentation on the implementation status of the audit procedures

These financial results stand out of range of audit procedures based on “Financial Instruments and Exchange Act.” At the time of this disclosure, the procedures have not completed yet.

(Cash Dividends on Preferred Share)

Cash dividends per share on preferred share are as below:

The First Series of Class 2 Preferred Shares	Annual Cash Dividends per Preferred Share					Total Dividends Payment (Annual)
	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Millions of Yen
Fiscal Year Ended
March 31, 2010		3.13	—	21.15	24.28	2,646
March 31, 2011	—	21.15	—	21.15	42.30	4,610

(Note)	The First Series of Class 2 Preferred Shares was issued in September 2009.

[Accompanying Materials]

1. Financial Results

(1) Financial Results

(i) Financial Results for the Fiscal Year 2010

Consolidated net business profit before credit costs (Note 1) for the fiscal year 2010 decreased by 23.6 billion yen from the previous fiscal year to 174.2 billion yen, mainly due to the decrease of net business profit before costs on a non-consolidated basis, despite profit of group companies increased, in addition to the contribution of Nikko Asset Management Co., Ltd. (hereinafter “Nikko AM”) which became a subsidiary in the second half of the fiscal year 2009.

Total credit cost increased 27.5 billion yen from the previous fiscal year to 28.8 billion yen, as a result of additional allowance for loan losses, including group companies, which were posted after conservatively estimating the effect caused by the Great East Japan Earthquake in the fourth quarter of the fiscal year 2010, in addition to the posting of credit on a non-consolidated basis.

As a result, consolidated ordinary profit decreased by 47.3 billion yen from the previous fiscal year to 100.7 billion yen.

Meanwhile, consolidated net income increased by 30.3 billion yen from the previous fiscal year to 83.5 billion yen due to the net income boosting factors resulting from the business reorganization of subsidiaries during the second quarter of the fiscal year 2010, and, and net income per common share was 47.11 yen.

Consolidated Tier I Capital Ratio was 11.09% and consolidated return on shareholders’ equity (Note 2) was 7.42%.

(ii) Segment Information

Consolidated net business profit before credit costs by reportable segment for the fiscal year 2010 was 14.9 billion yen of retail financial services business, 89.6 billion yen of wholesale financial services business, 46.1 billion yen of global markets business, 28.7 billion yen of fiduciary services business and 10.2 billion yen of real estate business, and others excluded from reportable segment was losses of 15.3 billion yen.

(iii) Dividends

We plan to distribute a year-end dividend for common share of 8 yen per share (annual dividend of 14 yen per share), as the upward revision of dividends and earnings forecast as of April 28, 2011. In this case, the consolidated payout ratio (Note 3) will be 29.7%.

(Note 1)	As to the explanation of net business profit before credit costs, please refer to the “Explanatory Material Fiscal Year 2010 ended on Mar. 31, 2011.”
(Note 2)	Consolidated return on shareholders’ equity = [(net income – dividend on preferred share) / {(beginning balance of shareholders’ equity – beginning excluded amount*) + (ending balance of shareholders’ equity – ending excluded amount*) / 2}] × 100
* Excluded amount = book value of preferred shares + dividend on preferred share
(Note 3)	Consolidated payout ratio = {total dividends / (consolidated net income – dividend on preferred share)} × 100

(2) Financial Position

(i) Assets and Liabilities

Consolidated total assets increased by 375.0 billion yen from the end of the previous fiscal year to 20,926.0 billion yen and consolidated net assets increased by 57.1 billion yen to 1,507.0 billion yen.

As to major accounts, the balance of loans increased by 108.3 billion yen from the end of the previous fiscal year to 11,794.9 billion yen, while that of securities increased by 532.4 billion yen from the end of the previous fiscal year to 4,616.5 billion yen. The balance of deposits increased by 47.3 billion yen from the end of the previous fiscal year to 12,298.5 billion yen. The total balance of trust account on non-consolidated basis increased by 2,872.7 billion yen from the end of the previous fiscal year to 82,180.4 billion yen, due primarily to an increase in investment trust.

Net unrealized gains/ losses on available-for-sale securities with fair value decreased by 22.8 billion yen from the end of the previous fiscal year to net gains of 71.4 billion yen, due primarily to the stagnation of stock price.

        The balance of assets classified under the Financial Reconstruction Act (non-consolidated, banking account and principal guaranteed trust account combined) decreased by 20.8 billion yen from the end of the previous fiscal year to 155.7 billion yen, due primarily to a decrease in doubtful and substandard loans resulting from the improvement of financial conditions of some domestic customers, despite an increase in bankrupt and practically bankrupt loans caused by the downgrade of a major customer during the fourth quarter of the fiscal year 2010. The ratio of assets classified under the Financial Reconstruction Act to the total loan balance improved by 0.2% from the end of the previous fiscal year to 1.2%. The balance of loans to substandard debtors excluding substandard loans and loans to special mention debtors decreased by 220.3 billion yen from the end of the previous fiscal year to 403.9 billion yen.

The balance of net deferred tax assets increased by 21.0 billion yen from the end of the previous fiscal year to 100.1 billion yen.

(ii) Cash Flows

The net cash inflow from operating activities, such as fund management, asset management and increase or decrease in loans and bills discounted and deposits, was 383.0 billion yen (an increase of inflow of 731.3 billion yen from the previous fiscal year) . The net cash outflow from investment activities, such as purchase or sales of securities, was 689.3 billion yen (an increase of outflow of 1,410.1 billion yen from the previous fiscal year). The net cash inflow from financing activities, such as payment of cash dividends, issuance and redemption of subordinated bonds, was 30.4 billion yen (an increase of inflow of 72.3 billion yen from the previous fiscal year). As a result, the balance of cash and cash equivalents at the end of the fiscal year was 346.0 billion yen.

(iii) Capital Adequacy Ratio

We maintained a sufficient level of consolidated BIS capital adequacy ratio, which was 15.63%. The figures during the recent five years were as follows:

	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011
Consolidated BIS Capital Adequacy Ratio	11.36%	11.84%	12.09%	13.85%	15.63%

(3) Risks of Business

Major items which could be risk factors related to business of the Bank and its group (including matters that could have a material impact on investment decisions by investors) are as follows:

Credit Risks

Market Risks

Liquidity Risks

Operational Risks

Business Processing Risks

Information Security Risks

Compliance Risks

Human Risks

Event Risks

Reputation Risks

Outsourcing Risks

Capital Adequacy Ratio Dropping Risks

Credit Rating Downgrading Risks

Risks related to Trust Business

Risks related to Provision for Retirement Benefits

Risks related to Business Strategy

Risks related to Group Management

Risks of Changes in Regulations

Risks related to Human Resource

Risks related to Management Integration

The above mentioned items which could be risk factors were described in the Bank’s latest annual securities report (only in Japanese). Also, matters that are considered to be important in investment decisions by investors are published as needed through the disclosure of information in a timely manner.

2. Organization of the Sumitomo Trust & Banking group

The Sumitomo Trust & Banking group (The Sumitomo Trust and Banking Co., Ltd., subsidiaries and affiliates, hereinafter “STB Group”) conducts wide range of services divided into “Retail Financial Services Business,” “Wholesale Financial Services Business,” “Global Markets Business,” “Fiduciary Services Business” and “Real Estate Business.” STB Group includes 51 consolidated subsidiaries and 11 affiliates accounted for by the equity method. Positioning of businesses and reportable segments of “STB group” at the end of this fiscal year are as follows.

Reportable Segment	Names of Principal Companies
Retail Financial Services Business	The Sumitomo Trust and Banking Co., Ltd.(Retail Financial Services Business) Consolidated subsidiaries: 3
Principal companies:
* Sumishin Guaranty Company Limited
* STB Wealth Partners Co., Limited
* Sumishin Card Company, Limited
Wholesale Financial Services Business	The Sumitomo Trust and Banking Co., Ltd.(Wholesale Financial Services Business)
Consolidated subsidiaries: 16, Affiliates accounted for by the equity method: 3
Principal companies:
* Sumishin Real Estate Loan & Finance, Limited
* Sumishin Panasonic Financial Services Co,. Ltd.
* Japan TA Solution, Ltd.
* The Sumitomo Trust Finance (H.K.) Limited
* STB Omega Investment Limited
* STB Investment Corporation
** BUSINEXT CORPORATION
** Sumishin Life Card Company, Limited
** Zijin Trust Co., Ltd
Global Markets Business	The Sumitomo Trust and Banking Co., Ltd.(Global Markets Business)
Fiduciary Services Business	The Sumitomo Trust and Banking Co., Ltd.(Fiduciary Services Business)
Consolidated subsidiaries: 20, Affiliates accounted for by the equity method: 3
Principal companies:
* Nikko Asset Management Co., Ltd.
* Sumitomo Trust and Banking (Luxembourg) S.A.
* Sumitomo Trust and Banking Co. (U.S.A.)
* STB Asset Management Co., Ltd.
** Japan Pension Operation Service, Ltd.
** Japan Trustee Services Bank, Ltd.
** Rongtong Fund Management Co., Ltd.
Real Estate Business	The Sumitomo Trust and Banking Co., Ltd.(Real Estate Business)
Consolidated subsidiaries: 3, Affiliate accounted for by the equity method: 1 Principal companies:
* STB Real Estate Investment Management Co., Ltd.
* STB Research Institute Co., Ltd.
* Sumishin Realty Company, Limited
** Top REIT Asset Management Co., Ltd.
Other Business	The Sumitomo Trust and Banking Co., Ltd.(Other Business)
Consolidated subsidiaries: 9, Affiliates accounted for by the equity method: 4 Principal companies:
* The Sumishin Shinko Company Limited
* Sumishin Business Service Company, Limited
* Sumishin Information Service Company Limited
* STB Preferred Capital 2(Cayman) Limited
* STB Preferred Capital 3(Cayman) Limited
* STB Preferred Capital 4(Cayman) Limited
* STB Preferred Capital 5(Cayman) Limited
** SBI Sumishin Net Bank, Ltd.
** HR One Corporation

(Note 1)*	denotes a consolidated subsidiary and ** denotes an affiliate accounted for by the equity method.
(Note 2)	Other Business is the division which does not belong to the reportable segments.
(Note 2)	“STB Group” has started to adopt ASBJ Statement No.17 “the Accounting Standard for Disclousures about Segments of an Enterprises and Related Information” (issued by ASBJ on March 27, 2009) and Implementation Guidance No.20 “the Guidance on the Accounting Standard for Disclousures about Segments of an Enterprise and Related Information” (issued by ASBJ on March 21, 2008) from the fiscal year 2010. Therefore, “STB Group” has changed the division of segment from business segment to reportable segment based on management approach.

3. Management Policy

(1) Basic Management Policy

In order to clarify the image of the ideal corporate group model, Sumitomo Mitsui Trust Group (hereinafter “SMTH Group”) has specified Management Policy which consists of Management Principles (“Mission”), Ideal Model (“Vision”), and Codes of Conduct (“Value”). STB Group, as a member group of “SMTH Group”, will conduct its business in accordance with the policy.

Management Principles (“Mission”)

(a)	Swiftly provide comprehensive solutions to its clients by fully utilizing its significant expertise and comprehensive capabilities.

(b)	Adhere to the principles of sound management based on a high degree of self-discipline with the background of “Trustee Spirit” and establish strong credibility from society.

(c)	Strive to fulfill all shareholder expectations by creating distinct values through fusing the various functions featuring the trust bank group.

(d)	Offer a workplace where diversity and creativity are fully appreciated to add value to the organization, and the employees are hopeful, proud and motivated in fulfilling the missions.

Ideal Model (“Vision”)

Based on the “Trustee Spirit” and with significant expertise and comprehensive capabilities, “SMTH Group” creates distinct values by leveraging a new business model, combining its banking, asset management and administration, and real estate businesses, and will move onto the global stage as a leading trust bank group which boasts the largest and highest status in Japan.

Codes of Conduct (“Value”)

In order to pursue the Management Principles of “SMTH Group”, the board of directors and employees commit themselves to comply with the 6 Codes of Conduct described below.

(a)	Completely Client-oriented—Truthfulness and Loyalty

“SMTH Group” will adhere to the highest degree of “Truthfulness and Loyalty” as well as credibility and sureness, and will carry out all our responsibilities for client satisfaction and comfort as our top priority.

(b)	Contribution to society—Dedication and Development

“SMTH Group” will remain dedicated in all our efforts, with “Frontier Spirit”, and continue to contribute to society.

(c)	Realization of organizational capability—Trust and Creativity

“SMTH Group” will realize our organizational capabilities with full of mutual trust and creativity through improvement by mutual learning and continuous personal transformation of various people who share the enthusiasm for trust.

(d)	Establishment of Individuality—Self-help and Self-discipline

With a spirit of self-help and self-discipline as well as a sense of ownership, we will carry out our responsibilities.

(e)	Strict compliance with applicable laws and regulations

“SMTH Group” will strictly comply with all applicable laws, rules and regulations, and will ensure that all of our corporate activities meet the highest standards of social norms.

(f)	Resolute stance against antisocial forces

“SMTH Group” will continue to take a resolute stance against antisocial forces, which may threaten public order and the security of civil society.

(2) Status of Midterm Management Plan

In order to further enhance the competence in comprehensive solutions leveraged by significant expertise and comprehensive capabilities unique to an independent trust bank group, which combines “banking, trust and real estate operations”, the “STB group” has been working to reform its management system and to solidly execute the business strategy.

The bank, the core of “STB group” newly established “Owner Consulting Department” which specialized in providing various solutions towards customers such as business owners and their asset management companies. Besides, the bank defined certain business areas (such as business for wealthy clients, investment product sales and workplace channel) conducted by both of the Retail Financial Services Business and the Wholesale Financial Services Business, including the above-mentioned department, as “Cross-Client Services Business” and thus has strove to find more business and profit opportunities by cross-divisional business development.

Moreover, the Bank has been developing its global business by increasing overseas staff to beef up resources to deal with funding requirement of Japanese companies and overseas project finance, as well as expanding the business particularly in Asian market where high economic growth is expected, such as the acquisition of an overseas asset management company by Nikko AM and the opening of the operation of our joint business with Zijing Trust Co., Ltd.

Also, on April 1, 2011, the Bank integrated its management with Chuo Mitsui Trust Holdings, Inc. through a share exchange. Based on the “Trustee Spirit” and with significant expertise and comprehensive capabilities, the newly established “SMTH Group” creates distinct values by leveraging a new business model, combining its banking, asset management and administration, and real estate businesses, and will move onto the global stage as a leading trust bank group “The Trust Bank” which boasts the largest and highest status in Japan.

(3) Midterm and Long Term Management Strategies and Issues to be Addressed

While we are facing the era of fundamental social and financial structural turnaround, the issues to be addressed surrounding our clients’ funding and asset management are becoming increasingly advanced and complex. And in Japan, the recovery from the damage caused by the recent worst disaster since the end of World War II is the pressing priority.

As the sole group specialized in trust bank in Japan, “SMTH Group” will fulfill even more social and public responsibilities and contribute to our clients, society and further to the recovery of Japanese economy by realizing its significant expertise and comprehensive capabilities.

Strengthening Business Strategies

In the Retail Financial Services Business, we will further enhance the competence in providing wealthy clients with comprehensive solutions for asset management and administration, while focusing on strengthening sales of investment trust and individual annuities in further coordination with the asset management companies within the group (Asset Management Co., Ltd., “Nikko AM” and Chuo Mitsui Asset Management Co., Ltd.). In addition, we will expand credit business for individual clients, such as housing and business loans, as a stable base of the Bank’s credit portfolio.

In the Wholesale Financial Services Business, we will enhance our presence by strengthening our ability to provide solutions to clients’ management issues, deepen business relations by providing wide range of products and services, and promote global business development by enhancing business with Japanese and Non-Japanese clients particularly in Asia. In addition, the Bank will focus on providing financial institutions and non-profit organizations with investment products, as well as finance related business (leasing, real estate-secured finance and business financing) utilizing the functions of the group companies.

In the real estate business, the Bank will carry out personnel shift to real estate intermediary business, obtain more information through closer contact with clients, and reinforce our competence in processing information by focusing on various consulting functions. Further, we will focus on providing quality and comprehensive real estate solutions in further coordination with real estate companies within the group, including the newly joined Chuo Mitsui Realty Co., Ltd..

In the Fiduciary Services Business, we will further improve our expertise in asset management consulting and the quality of operation by the joint effort among pension, investment management and securities processing business units, aiming to provide our customer with the best quality and integrated service from pension plan designing to asset management and asset administration throughout. In addition, the Bank will promote investment product sales towards overseas institutional investors, and focus on the expansion of entrusted stock of investment trust through business promotion concentrating on securities companies.

In the Global Markets Business, the Bank will be working to stabilize the bank-level profits through appropriately managed treasury operations. Besides, the Bank will also seek to expand the range of trading products and sophisticate investment strategies, and thus achieve both of boosting and stabilizing profits.

Strengthening Consolidated Management Strategy and Developing Management and Business Infrastructure

The Bank will strive to offer comprehensive and quality solutions which fit clients’ need by not only utilizing the bank’s own products and services but also a variety of functions within the group such as financing, consulting, asset management and administrative agent services and thus boost up our profitability and corporate value on a consolidated basis.

In regard to credit administration, the Bank will reinforce our overseas research and credit supervisory functions to get well prepared for the future expansion of overseas credit business, for example. Likewise we will also reinforce our business management infrastructure so as to enable to strike the balance between high value-added and efficiency, with the whole group’s close attention towards designing and administrating robust operational and IT systems.

Smooth Implementation of the Management Integration, and quick materialization of the synergy

Following the management integration achieved with Sumitomo Mitsui Trust Holdings Inc. as a new holding company this time, the Bank will steadily and smoothly implement the establishment of “Sumitomo Mitsui Trust Bank, Ltd.” through the merger among the three trust banks under the holding company (the Bank, Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited). In addition, in this fiscal year we will make efforts to realize profit synergy and minimize dis-synergy through active collaboration among the companies within “SMTH Group” as one effectively, and thus quickly materialize the benefit of the merger.

Through these business activities above the Bank is aiming to be given further trust and support from clients and further increase the corporate value. The Bank’s entire staff will unite to put the best efforts into further meeting the expectation from you all.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	As of March 31, 2010	As of March 31, 2011
Assets:
Cash and Due from Banks	970,869	704,625
Call Loans and Bills Bought	86,485	15,326
Receivables under Resale Agreements	—	33,260
Monetary Claims Bought	489,816	439,303
Trading Assets	761,850	585,289
Money Held in Trust	22,345	22,228
Securities	4,084,091	4,616,542
Loans and Bills Discounted	11,686,629	11,794,987
Foreign Exchanges	5,553	5,658
Lease Receivables and Investment Assets	650,540	614,376
Other Assets	1,203,651	1,452,168
Tangible Fixed Assets:	125,802	127,563
Buildings	31,893	29,140
Land	83,314	82,692
Lease Assets	169	186
Construction in Progress	1,618	7,157
Other	8,806	8,386
Intangible Fixed Assets:	170,043	164,929
Software	34,429	35,434
Goodwill	133,092	123,258
Other	2,520	6,235
Deferred Tax Assets	79,131	100,178
Customers’ Liabilities for Acceptances and Guarantees	339,837	362,432
Allowance for Loan Losses	(125,598)	(112,773)

Total Assets	20,551,049	20,926,094

Liabilities:
Deposits	12,251,117	12,298,508
Negotiable Certificates of Deposit	2,350,884	2,222,110
Call Money and Bills Sold	79,519	49,569
Payables under Repurchase Agreements	601,787	620,846
Payables under Securities Lending Transactions	—	158,798
Trading Liabilities	97,945	102,326
Borrowed Money	1,172,338	1,176,040
Foreign Exchanges	31	30
Short-term Bonds Payable	438,667	408,608
Bonds Payable	531,815	634,225
Borrowed Money from Trust Account	430,969	431,710
Other Liabilities	771,305	911,381
Provision for Bonuses	10,051	9,565
Provision for Directors’ Bonuses	411	317
Provision for Retirement Benefits	8,927	8,691
Provision for Reimbursement of Deposits	1,043	1,155
Provision for Contingent Loss	8,258	11,320
Provision for Relocation Expenses	379	5,620
Deferred Tax Liabilities	34	30
Deferred Tax Liabilities for Land Revaluation	5,778	5,709
Acceptances and Guarantees	339,837	362,432

Total Liabilities	19,101,104	19,418,999

(Continued)

	(Millions of Yen)
	As of March 31, 2010	As of March 31, 2011
Net Assets:
Total Shareholders’ Equity:	1,144,068	1,204,514
Capital Stock	342,037	342,037
Capital Surplus	297,052	297,051
Retained Earnings	505,444	565,908
Treasury Stock	(465)	(482)
Total Accumulated Other Comprehensive Income:	4,050	(1,872)
Valuation Difference on Available-for-Sale Securities	9,188	6,064
Deferred Gains or Losses on Hedges	9,440	9,650
Revaluation Reserve for Land	(4,655)	(4,714)
Foreign Currency Translation Adjustment	(9,922)	(12,873)
Minority Interests	301,826	304,454

Total Net Assets	1,449,945	1,507,095

Total Liabilities and Net Assets	20,551,049	20,926,094

(2) Consolidated Statements of Income

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Ordinary Income:
Trust Fees	53,062	50,906
Interest Income:	282,915	236,239
Interest on Loans and Discounts	177,986	158,746
Interest and Dividends on Securities	79,972	60,937
Interest on Call Loans and Bills Bought	230	241
Interest on Receivables under Resale Agreements	0	174
Interest on Receivables under Securities Borrowing Transactions	347	167
Interest on Deposits with Banks	1,480	2,155
Other Interest Income	22,897	13,816
Fees and Commissions	130,711	168,411
Trading Income	15,672	11,559
Other Ordinary Income	352,699	345,057
Other Income	24,548	17,191

Ordinary Income	859,610	829,365

Ordinary Expenses:
Interest Expenses:	100,023	84,193
Interest on Deposits	66,426	53,584
Interest on Negotiable Certificates of Deposit	6,431	4,166
Interest on Call Money and Bills Sold	696	492
Interest on Payables under Repurchase Agreements	2,559	879
Interest on Payables under Securities Lending Transactions	3	5
Interest on Borrowings and Rediscounts	7,727	9,870
Interest on Short-term Bonds	891	760
Interest on Bonds	12,412	11,680
Other Interest Expenses	2,874	2,753
Fees and Commissions Payments	39,255	55,280
Trading Expenses	—	72
Other Ordinary Expenses	299,033	287,606
General and Administrative Expenses	222,344	231,174
Other Expenses:	50,805	70,272
Provision of Allowance for Loan Losses	—	12,877
Other	50,805	57,395

Ordinary Expenses	711,463	728,599

Ordinary Profit	148,147	100,765

Extraordinary Income:	19,943	19,734
Gain on Disposal of Noncurrent Assets	2,174	22
Reversal of Allowance for Loan Losses	7,330	—
Recoveries of Written-off Claims	1,355	1,389
Other	9,083	18,322
Extraordinary Loss:	34,932	14,524
Loss on Disposal of Noncurrent Assets	443	1,010
Impairment Loss	34,489	9,664
Other	—	3,850

Income before Income Taxes and Minority Interests	133,157	105,974

Income Taxes:	66,400	10,035
Current	16,116	29,795
Deferred	50,283	(19,760)

Income before Minority Interests	—	95,939

Minority Interests in Income	13,576	12,430

Net Income	53,180	83,509

(3)	Consolidated Statements of Comprehensive Income

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Income before Minority Interests	—	95,939
Other Comprehensive Income:	—
Valuation Difference on Available-for-Sale Securities	—	(2,635)
Deferred Gains or Losses on Hedges	—	376
Foreign Currency Translation Adjustment	—	(2,686)
Attributable to Equity Method Affiliates	—	(801)

Total Other Comprehensive Income	—	(5,746)

Comprehensive Income:	—	90,193

Comprehensive Income Attributable to Owners of the Parent	—	77,645
Comprehensive Income Attributable to Minority Interests	—	12,548

(4) Consolidated Statements of Changes in Net Assets

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Shareholders’ Equity:
Capital Stock:
Balance at the End of the Previous Period	287,537	342,037
Changes of Items during the Period:
Issuance of New Shares	54,500	—

Total Changes of Items during the Period	54,500	—

Balance at the End of the Current Period	342,037	342,037

Capital Surplus:
Balance at the End of the Previous Period	242,555	297,052
Changes of Items during the Period:
Issuance of New Shares	54,500	—
Disposal of Treasury Stock	(3)	(0)

Total Changes of Items during the Period	54,496	(0)

Balance at the End of the Current Period	297,052	297,051

Retained Earnings:
Balance at the End of the Previous Period	463,346	505,444
Changes of Items during the Period:
Cash Dividends	(11,226)	(23,030)
Net Income	53,180	83,509
Reversal of Revaluation Reserve for Land	143	60
Change of Scope of Consolidation	—	(75)

Total Changes of Items during the Period	42,097	60,463

Balance at the End of the Current Period	505,444	565,908

Treasury Stock:
Balance at the End of the Previous Period	(453)	(465)
Changes of Items during the Period:
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	7	2

Total Changes of Items during the Period	(12)	(16)

Balance at the End of the Current Period	(465)	(482)

Total Shareholders’ Equity:
Balance at the End of the Previous Period	992,986	1,144,068
Changes of Items during the Period:
Issuance of New Shares	109,000	—
Cash Dividends	(11,226)	(23,030)
Net Income	53,180	83,509
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	3	1
Reversal of Revaluation Reserve for Land	143	60
Change of Scope of Consolidation	—	(75)

Total Changes of Items during the Period	151,082	60,445

Balance at the End of the Current Period	1,144,068	1,204,514

(continued)

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Accumulated Other Comprehensive Income:
Balance at the End of the Previous Period	(102,248)	9,188
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	111,436	(3,123)

Total Changes of Items during the Period	111,436	(3,123)

Balance at the End of the Current Period	9,188	6,064

Deferred Gains or Losses on Hedges:
Balance at the End of the Previous Period	(2,208)	9,440
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	11,648	210

Total Changes of Items during the Period	11,648	210

Balance at the End of the Current Period	9,440	9,650

Revaluation Reserve for Land:
Balance at the End of the Previous Period	(4,511)	(4,655)
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	(143)	(58)

Total Changes of Items during the Period	(143)	(58)

Balance at the End of the Current Period	(4,655)	(4,714)

Foreign Currency Translation Adjustment:
Balance at the End of the Previous Period	(10,111)	(9,922)
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	188	(2,951)

Total Changes of Items during the Period	188	(2,951)

Balance at the End of the Current Period	(9,922)	(12,873)

Total Accumulated Other Comprehensive Income:
Balance at the End of the Previous Period	(119,080)	4,050
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	123,130	(5,922)

Total Changes of Items during the Period	123,130	(5,922)

Balance at the End of the Current Period	4,050	(1,872)

Minority Interests:
Balance at the End of the Previous Period	390,146	301,826
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	(88,319)	2,627

Total Changes of Items during the Period	(88,319)	2,627

Balance at the End of the Current Period	301,826	304,454

Total Net Assets:
Balance at the End of the Previous Period	1,264,052	1,449,945
Changes of Items during the Period:
Issuance of New Shares	109,000	—
Cash Dividends	(11,226)	(23,030)
Net Income	53,180	83,509
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	3	1
Reversal of Revaluation Reserve for Land	143	60
Change of Scope of Consolidation	—	(75)
Net Changes of Items other than Shareholders’ Equity	34,810	(3,295)

Total Changes of Items during the Period	185,892	57,150

Balance at the End of the Current Period	1,449,945	1,507,095

(5) Consolidated Statements of Cash Flows

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Net Cash Provided by (Used in) Operating Activities:
Income before Income Taxes and Minority Interests	133,157	105,974
Depreciation and Amortization	17,734	17,316
Impairment Losses	34,489	9,664
Amortization of Goodwill	10,432	8,516
Equity in Losses (Earnings) of Affiliates	(1,316)	(2,655)
Increase (Decrease) in Allowance for Loan Losses	(41,373)	(12,921)
Increase (Decrease) in Provision for Bonuses	2,280	(705)
Increase (Decrease) in Provision for Directors’ Bonuses	301	(94)
Increase (Decrease) in Provision for Retirement Benefits	(414)	(236)
Increase (Decrease) in Provision for Reimbursement of Deposits	153	111
Increase (Decrease) in Provision for Contingent Loss	1,955	3,062
Increase (Decrease) in Provision for Relocation Expenses	(319)	5,240
Gain on Fund Management	(282,915)	(236,239)
Financing Expenses	100,023	84,193
Loss (Gain) Related to Securities	(15,805)	(1,214)
Loss (Gain) on Money Held in Trust	(435)	(483)
Foreign Exchange Losses (Gains)	81,633	113,446
Loss (Gain) on Disposal of Noncurrent Assets	(1,731)	987
Net Decrease (Increase) in Trading Assets	329,775	176,561
Net Increase (Decrease) in Trading Liabilities	(33,659)	4,381
Net Decrease (Increase) in Loans and Bills Discounted	(456,046)	(108,357)
Net Increase (Decrease) in Deposit	341,285	61,751
Net Increase (Decrease) in Negotiable Certificates of Deposit	47,367	(128,774)
Net Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowings)	(263,055)	3,701
Net Decrease (Increase) in Deposit (excluding Deposit Paid to Bank of Japan)	(10,739)	(24,124)
Net Decrease (Increase) in Call Loans	(24,130)	88,792
Net Decrease (Increase) in Receivables under Securities Borrowing Transactions	296,051	—
Net Increase (Decrease) in Call Money	(688,649)	(10,891)
Net Increase (Decrease) in Payables under Securities Lending Transactions	—	158,798
Net Decrease (Increase) in Foreign Exchange-Assets	6,612	(104)
Net Increase (Decrease) in Foreign Exchange-Liabilities	(501)	0
Net Decrease (Increase) in Lease Receivables and Investment Assets	17,828	36,164
Net Increase (Decrease) in Short-term Bonds Payable	21,890	(30,058)
Increase (Decrease) in Straight Bonds-Issuance and Redemption	1,000	38,679
Net Increase (Decrease) in Borrowed Money from Trust Account	(116,145)	740
Proceeds from Fund Management	285,001	244,526
Payments for Finance	(93,063)	(80,594)
Other Net	(21,738)	(140,579)

Sub Total	(323,068)	384,573
Income Taxes Paid	(25,244)	(1,536)

Net Cash Provided by (Used in) Operating Activities	(348,312)	383,036

Net Cash Provided by (Used in) Investment Activities:
Purchase of Securities	(3,141,326)	(6,557,900)
Proceeds from Sales of Securities	2,797,640	3,294,191
Proceeds from Redemption of Securities	1,176,553	2,602,742
Decrease in Money Held in Trust	192	600
Purchase of Tangible Fixed Assets	(5,115)	(10,163)
Proceeds from Sales of Tangible Fixed Assets	4,126	140
Purchase of Intangible Fixed Assets	(12,346)	(12,928)
Proceeds from Sales of Intangible Fixed Assets	5	10
Purchase of Investments in Subsidiaries Resulting in Change in Scope of Consolidation	(90,457)	(5,992)
Purchase of Investments in Subsidiaries	(8,478)	(14)

Net Cash Provided by (Used in) Investment Activities	720,794	(689,314)

Net Cash Provided by (Used in) Financing Activities:
Increase in Subordinated Borrowings	20,000	—
Decrease in Subordinated Borrowings	(45,000)	—
Proceeds from Issuance of Subordinated Bonds and Bonds with Subscription Rights to Shares	58,704	89,586
Payments for Redemption of Subordinated Bonds and Bonds with Subscription Rights to Shares	(77,162)	(25,000)
Proceeds from Issuance of Stock	108,566	—
Repayment to Minority Shareholders	(83,000)	—
Cash Dividends Paid	(11,231)	(23,034)
Cash Dividends Paid to Minority Shareholders	(12,729)	(11,073)
Purchase of Treasury Stock	(19)	(19)
Proceeds from Sales of Treasury Stock	3	1

Net Cash Provided by (Used in) Financing Activities	(41,867)	30,461

Effect of Exchange Rate Change on Cash and Cash Equivalents	549	(14,551)

Net Increase (Decrease) in Cash and Cash Equivalents	331,163	(290,368)
Cash and Cash Equivalents at the Beginning of the Period	304,631	636,398

Increase (Decrease) in Cash and Cash Equivalents Resulting from Consolidation of Subsidiaries	603	—
Cash and Cash Equivalents at the End of the Period	636,398	346,030

Notes to the Consolidated Financial Statements for the Fiscal Year 2010

All amounts less than one million yen are rounded down.

Note for the Going-Concern Assumption

There are no corresponding items.

Significant Accounting Policies and Practices

1. Scope of Consolidation

(1) Consolidated Subsidiaries     51 companies

Principal Companies

Sumishin Panasonic Financial Services Co., Ltd.

Nikko Asset Management Co., Ltd.

Sumishin Real Estate Loan & Finance, Limited

Sumishin Realty Co., Ltd.

STB Asset Management Co., Ltd.

Sumitomo Trust and Banking Co. (U.S.A.)

Tyndall Investment Management Limited and 5 other companies were newly consolidated due to acquisition of shares in the current fiscal year.

Sumishin Leasing & Financial Group Co., Ltd. and 2 other companies were excluded from the scope of consolidation due to merger and other reasons.

(2) Unconsolidated Subsidiaries

Principal Company

STBi Hybrid Venture Investment LPS

Hummingbird Co., Ltd. and 41 other companies are operators of silent partnership for lease transactions and their assets and profits or losses do not belong to themselves substantially. Therefore, they were excluded from the scope of consolidation pursuant to Article 5, Paragraph 1, Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income, retained earnings, and others are so immaterial that they do not hinder a rational judgment of STB group’s financial position and results of operations when excluded from the scope of consolidation.

2. Application of the Equity Method

(1) Affiliates Accounted for by the Equity Method     11 companies

Principal Companies

Japan Trustee Services Bank, Ltd.

SBI Sumishin Net Bank, Ltd.

BUSINEXT CORPORATION

Zijin Trust Co., Ltd. was newly accounted for by the equity method due to acquisition of shares in the current fiscal year.

Japan Trustee Information Systems, Ltd. was excluded from affiliates accounted for by equity method due to merger with Japan Trustee Services Bank, Ltd. in the current fiscal year.

(2) Unconsolidated Subsidiaries and Affiliates Not Accounted for by the Equity Method

Principal Company

STBi Hybrid Venture Investment LPS

Hummingbird Co., Ltd. and 41 other companies are operators of silent partnership for lease transactions and their assets and profits or losses do not belong to themselves substantially. Therefore, they were excluded from the scope of application of the equity method pursuant to Article 10, Paragraph 1, Item 2 of Consolidated Financial Statements Regulations.

Other unconsolidated subsidiaries and affiliates not accounted for by the equity method are also excluded from the scope of consolidation because their total amounts in terms of Net assets, Retained earnings and others are so immaterial that they do not have a significant impact to the consolidated financial statements when excluded from the scope of application of the equity method.

3. Balance Sheet Dates of Consolidated Subsidiaries

(1) Balance sheet dates of consolidated subsidiaries are as follows:

April 30	1 company

September 30	1 company

November 30	1 company

December 31	9 companies

January 31	4 companies

March 31	35 companies

(2) A subsidiary with a balance sheet date as of April 30 is consolidated based on its preliminary financial statements as of January 31. A subsidiary with a balance sheet date as of September 30 is consolidated based on its preliminary financial statements as of March 31. A subsidiary with a balance sheet date as of November 30 is consolidated based on its preliminary financial statements as of February 28. One of two subsidiaries with a balance sheet date as of December 31 is consolidated based on its preliminary financial statements as of February 28, and the other is done as of March 31. Other subsidiaries are consolidated based on the financial statements as of their balance sheet dates.

A subsidiary changed the balance sheet date from March 31 to September 30.

Necessary adjustments were made for any significant transactions between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4. Accounting Policies

(1) Trading Account Activities

Trading account activities are conducted for short-term profit taking by market-making and sales arbitrages. Trading assets and liabilities include securities, commercial papers, and financial derivatives. The mark-to-market accounting method is adopted for such financial instruments, all of which are stated at fair values as trading assets or trading liabilities in the consolidated balance sheets. Gains and losses on trading transactions are shown as trading income or trading expenses on a trade date basis.

Trading account securities and monetary claims are stated at fair value of the balance sheet date and financial derivatives for trading activities, such as swaps, futures and options, are valued on the assumption that they are settled at the balance sheet date.

Trading income and trading expenses include interests, changes in fair value of securities and monetary claims in the current period, and changes in values of financial derivatives on the assumption that they are settled at the balance sheet date.

(2) Evaluation of Securities

(a) Under the accounting standard for financial instruments, the Bank is required to explicitly determine the purposes of holding each security and classify them into (i) securities held for trading purposes (hereinafter “Trading Securities”), (ii) debt securities intended to be held to maturity (hereinafter “Held-to-Maturity Debt Securities”), (iii) equity securities issued by subsidiaries and affiliates, or (iv) all other securities that are not classified in any of the above categories (hereinafter “Available-for-Sale Securities.”)

“Held-to-Maturity Debt Securities” are carried at amortized cost using the moving average method. Equity securities issued by unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at moving average cost. Japanese stocks classified as “Available-for-Sale Securities” with fair value are revalued at the average market price of the final month in the fiscal year. “Available-for-Sale Securities” with fair value other than Japanese stocks are revalued at the balance sheet date. “Available-for-Sale Securities” for which no fair values are obtainable are carried at cost or amortized cost using the moving average method. Valuation difference on available-for-sale securities is recorded as a separate component of net assets and reported in the consolidated balance sheets.

(b) Securities invested in money held in trust are revalued at the same method as securities mentioned above.

(3) Financial Derivatives

Financial derivatives other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

(4) Depreciation Methods

(a) Tangible Fixed Assets (except lease assets)

Tangible fixed assets of the Bank are depreciated using the declining-balance method over the following estimated useful lives. Buildings acquired on and after April 1, 1998, however, are depreciated using the straight-line method over the followings.

Buildings	: 3 to 60 years
Others	: 2 to 20 years

Tangible fixed assets of subsidiaries are depreciated mainly using the declining-balance method over the estimated useful lives.

(b) Intangible Fixed Assets (except lease assets)

Intangible fixed assets are depreciated using the straight-line method. Expenses related to software for internal use are capitalized in intangible fixed assets and amortized over the estimated useful lives, generally five years.

(c) Lease Assets

Lease assets for finance leases without transfer of ownership in tangible fixed assets are depreciated using the straight-line method over the lease term assuming no salvage value.

(5) Allowance for Loan Losses

As for the Bank, allowance for loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of assets’ quality (hereinafter “Self-Assessment Rules”) and the internal rules regarding allowance for loan losses.

For claims to debtors who are legally bankrupt or virtually bankrupt, the specific allowance is provided based on the amount of claims, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees from book value after direct deduction described below.

For claims to debtors who are likely to become bankrupt, the specific allowance is provided for the amount considered to be necessary based on an overall solvency assessment, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank’s claims to debtors, (i) who are likely to become bankrupt, (ii) to whom the Bank has Restructured loans, or (iii) whom the Bank classifies as “Special Mention Debtors” other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, allowance is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before modifications of terms and conditions and the current book value of the claims.

For claims that are classified to the categories other than above, the general allowance is provided based on the historical loan-loss-ratio.

All claims are assessed by branches and credit supervision departments based on the “Self-Assessment Rules.” The Corporate Risk Management Department, which is independent from the branches and the Credit Supervision Departments I&II, subsequently conducts the audits of their assessments, and the allowance is adjusted to reflect the audit results.

As for the consolidated subsidiaries, allowance for loan losses for general claims is provided based on the historical loan-loss-ratio, and allowance for loan losses for specific claims is provided based on the amount expected to be uncollectible for each claim.

Besides, additional allowance for loan losses were posted after rationally estimating the effect caused by the Great East Japan Earthquake.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are directly deducted out of the original amount of claims. The deducted amount was 63,787 million yen.

(6) Provision for Bonuses

Provision for bonuses is provided for the estimated employees’ bonuses attributable to the current fiscal year.

(7) Provision for Directors’ Bonuses

Provision for directors’ bonuses is provided for the estimated directors’ bonuses attributable to the current fiscal year.

(8) Provision for Retirement Benefits

Provision for retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the respective balance sheet date.

Prior service cost is recognized in income or expenses using the straight-line method over the average expected remaining service years (mainly 10 years.)

Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years.)

(Additional Information)

Regarding the substitute portion of the Bank’s employees’ pension fund, based on “Defined Benefit Corporation Pension Plan Act”, the Minister of Health, Labor and Welfare approved the exemption of the Bank’s obligation to pay benefits related to future employee services, and the return of the portion related to past employee services, on June 1, 2010 and March 1, 2011, respectively.

As a result, gain on return of substitute portion of employees’ pension fund of 18,322 million yen was accounted as extraordinary income.

(9) Provision for Reimbursement of Deposits

Provision for reimbursement of deposits is provided for the deposits no longer accounted as deposit under certain conditions against the estimated future reimbursement requested by customers calculated based on the past reimbursement record.

(10) Provision for Contingent Loss

Provision for contingent loss is provided for possible contingent loss on transactions such as trust agreements based on individually estimated expected losses.

(11) Provision for Relocation Expenses

Provision for relocation expenses is provided for the reasonably estimated costs for integrating and jointly developing office buildings in the Tokyo district.

(12) Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are primarily translated into yen at the exchange rate at the balance sheet date, except for shares of affiliates translated into yen at the exchange rate at the acquisition date. Assets and liabilities of overseas consolidated subsidiaries are translated into yen at the exchange rate at each of the balance sheet date.

(13) Accounting for Leases

As for the domestic consolidated subsidiaries, the income and expenses for transactions of finance leases without transfer of ownerships were accounted for by the sales revenue and costs of goods sold when lease payments are collected.

(14) Derivatives and Hedge Accounting

(a) Interest Related Transactions

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits and others, by using financial derivatives transactions and applies deferred hedge accounting regulated by “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (the JICPA Industry Auditing Committee Report No.24, hereinafter “Report No.24”). In hedging activities to offset changes in the fair values of deposits, loans and others as hedged items, the Bank designates hedged items and interest rate swaps and others as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuant factor of interest rate for hedged items and that for hedging transactions.

In accordance with “Temporary Treatment for Accounting and Auditing concerning Application of Accounting Standard for Financial Instruments in Banking Industry” (the JICPA Industry Auditing Committee Report No.15), the Bank had adopted “Macro Hedge Accounting” to account for certain interest related derivatives, which were utilized to manage interest rate exposure of certain changes of transactions such as loans and deposits.

Deferred hedge gain (losses) resulted from “Macro Hedge Accounting” are amortized over the remaining period for each hedging transaction. At the balance sheet date, deferred gains or losses on hedges (before net of taxes) resulted from “Macro Hedge Accounting” were 382 million yen and 1,370 million yen, respectively.

(b) Currency Related Transactions

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivatives transactions and applies deferred hedge accounting in accordance with “Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry” (the JICPA Industry Auditing Committee Report No. 25, hereinafter “Report No.25”). The Bank designates specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency that are hedged items exceed the position of those hedging transactions.

The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in “Available-for-Sale Securities” denominated in foreign currencies (other than bonds) as “Portfolio Hedges” when hedged foreign currency securities are specified in advance to the inception of the transactions, and spot exposure of non-derivatives financial liabilities and forward contracts exit on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(c) Internal Hedge Transactions and others

Gains and losses arisen from hedging instruments such as interest rate swaps and cross currency swaps between consolidated companies and between “Trading Account” and other accounts (hereinafter “Banking Account”) are not eliminated but either charged to earnings or deferred. This treatment is allowed by the “Report No. 24 and 25,” under which the Bank operated strictly and non-arbitrarily in conformity with the standard equivalent to the third-party cover transactions that are required for hedge qualification.

The Bank also applies the individual deferred hedge accounting to specific assets and liabilities.

Consolidated subsidiaries apply the individual deferred hedge accounting, the individual fair value hedge accounting and the accrual-basis hedge accounting on interest rate swaps.

(15) Depreciation of Goodwill

Goodwill is amortized over the duration that is reasonably determined by each case within 20 years. However, it is expensed as incurred during the each fiscal year if deemed immaterial.

(16) Scope of Cash and Cash Equivalents in the Consolidated Statement of Cash Flows

In preparing the consolidated statement of cash flows, cash and due from Bank of Japan in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, are considered to be cash and cash equivalents.

(17) National and Local Consumption Taxes

National and local consumption taxes of the Bank and the domestic consolidated subsidiaries are accounted for using the tax-exclusion method. However, consumption taxes not eligible for deduction such as those with purchasing properties are charged to expenses as incurred.

Changes in Significant Accounting Policies and Practices

(Accounting Standard for Equity Method)

The Bank has started to adopt Accounting Standards Board of Japan (hereinafter “ASBJ”) Statement No.16 “the Accounting Standard for Equity Method of Accounting for Investments” (issued by ASBJ on March 10, 2008) and Practical Issue Task Force No.24 “the Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (issued by ASBJ on March 10, 2008) from the fiscal year 2010.

The adoption did not affect the consolidated financial statements for the fiscal year 2010.

(Accounting Standard for Asset Retirement Obligations)

The Bank has started to adopt ASBJ Statement No.18 “the Accounting Standard for Asset Retirement Obligations” (issued by ASBJ on March 31, 2008) and Implementation Guidance No.21 “the Guidance on Accounting Standard for Asset Retirement Obligations” (issued by ASBJ on March 31, 2008) from the fiscal year 2010.

As the result, compared with the previous treatment, ordinary profit and income before income taxes and minority interests decreased by 165 million yen and 782 million yen, respectively. The balance of asset retirement obligations was 825 million yen when the Bank started to adopt the standard and the guidance at April 1, 2010.

(Embedded Derivatives)

Embedded Derivatives, which do not need to be separated from host contracts, had been accounted for as whole financial instruments coupled with host contracts until the previous fiscal year. For the fiscal year 2010, however, for more appreciate representation of the financial conditions and the results of operations, embedded derivatives have been separated from host contracts and accounted for as derivatives, based on the improvement of the administrative structure about the separation. As the result, compared with the previous treatments, ordinary profits and income before income taxes and minority interests increased by 5,013 million yen, respectively.

Changes in the Presentation of the Consolidated Financial Statement

(Consolidated Statements of Income)

The Bank has started to adopt the revision to the appended form in Finance Ministry Ordinance No.10 “Ordinance for Enforcement of Banking Act” (issued in 1982) which was revised by Cabinet Office Ordinance No.41 “Partially Revising the Ordinance for Enforcement of the Banking Act, etc.” (issued on September 21, 2010) and present income before minority interests in the consolidated statements of income for the fiscal year 2010.

Additional Information

The Bank has started to adopt ASBJ Statement No.25 “the Accounting Standard for Presentation of Comprehensive Income” (issued by ASBJ on June 30, 2010) from the fiscal year 2010. (The figure presented as accumulated other comprehensive income and total accumulated other comprehensive income for the previous fiscal year was previously presented as valuation and translation adjustments and total valuation and translation adjustments.)

Notes to the Consolidated Balance Sheets

1. Investments in Stocks of Affiliates

Investments in stocks of affiliates excluding consolidated subsidiaries were 68,623 million yen.

2. Delinquent Loans

Loans in bankruptcy proceedings and other delinquent loans in loans and bills discounted were 16,049 million yen and 61,301 million yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in the Paragraph 1, Item 3 and 4 of Article 96 of “Enforcement Ordinance for the Corporation Tax Act” (Cabinet Order No.97, 1965.)

Other delinquent loans are non-accrual loans other than (i) loans in bankruptcy proceedings and (ii) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

3. Loans More than Three Months Past Due

There are no loans more than three months past due.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

4. Restructured Loans

Restructured loans amounted to 84,887 million yen.

Restructured loans are those loans whose terms have been modified to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

5. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans

The total of loans in bankruptcy proceedings, other delinquent loans, loans more than three months past due and restructured loans amounted to 162,238 million yen.

Those amounts described in Notes 2 to 5 are before deducting allowance for loan losses.

6. Bills Discounted

The Bank treats bills discounted as financial transaction, which are regulated by Report No. 24. The Bank holds the right to sell or pledge such bills discounted at its discretion and the total face value of these bills amounted to 2,774 million yen.

7. Assets Pledged as Collateral

Following parts of the assets were pledged as collateral:

Trading Assets	183,667	million yen
Securities	1,270,508	million yen
Loans and Bills Discounted	496,886	million yen
Lease Receivables and Investment Assets	18,587	million yen
Other Assets	781	million yen

Corresponding liabilities of the assets pledged as collateral:

Deposits	28,095	million yen
Payables under Repurchase Agreements	620,846	million yen
Payables under Securities Lending Transactions	158,798	million yen
Borrowed Money	417,100	million yen

In addition to the items outlined above, securities of 649,862 million yen and other assets of 172 million yen were pledged mainly as collateral in substitution for settlement of cash or margin of future markets. Other includes margin of future markets of 2,128 million yen, security deposits of 18,381 million yen and cash collateral for derivatives transactions of 55,855 million yen.

8. Commitment Line Contracts on Overdrafts and Loans

Commitment line contracts on overdrafts and loans are agreements to loan up to committed limit as long as there have been no breach of contracts upon the customers’ request. The balance of unused commitment line contracts was 8,249,664 million yen, including 6,699,229 million yen of those either maturing within one year or unconditionally cancelable.

Because most of these contracts expire without being drawn down, the balance of unused commitment line contracts itself does not necessarily represent future cash flows of the Bank and its subsidiaries. In addition, most of these contracts contain clauses allowing the Bank and its subsidiaries to reject requests or reduce committed limits, when there are reasonable reasons such as changes in financial condition, needs to protect claims and other similar necessities. The Bank and its subsidiaries may request their customers to provide collateral such as real estate or securities at the time of the contract, and may ask them to amend clauses or take measures to secure soundness of the credit thereinafter through periodical internal monitoring procedures that have already been in place.

9. Revaluation Reserve for Land

In accordance with the “Act on Revaluation of Land” (Law No.34, promulgated on March 31, 1998, hereinafter the “Act”), the Bank revalued land used for business operations. Net unrealized losses on revaluation deducted by deferred tax liabilities for land revaluation are recorded as revaluation reserve for land in net assets.

Revaluation Date: March 31, 1999

Revaluation method as stipulated in the Article 3, Paragraph 3 of the Act:

Revaluations are based on land prices of standardized premises as specified by the Article 2, Paragraph 1 of the “Enforcement Order on Act on Revaluation of Land”, and the land prices specified in the Article 4 of the Act after relevant adjustments.

Difference between the fair value on March 31, 2011 of the land for business operations revalued in accordance with the Article 10 of the Act and its book value after revaluation was 9,322 million yen.

10. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of tangible fixed assets was 105,931 million yen.

11. Tax Qualified Deferred Gains on Tangible Fixed Assets

Total tax qualified deferred gains on tangible fixed assets, which is allowed by the tax law, was 27,584 million yen.

12. Borrowed Money

Borrowed money includes subordinate debt of 125,000 million yen.

13. Bonds Payable

Bonds payable include subordinate bonds of 579,225 million yen.

14. Principal of Guaranteed Trust Account

Principals of Jointly-operated money trusts (“JOMTs”) and Loan trust, whose repayment of the principal is guaranteed by the Bank, were 558,721 million yen and 19,603 million yen, respectively.

15. Guarantee Liabilities for Privately-offered Corporate Bonds

The Bank guaranteed 100,753 million yen of corporate bonds in securities which were privately offered (subject to the Article 2, Paragraph 3 of the “Financial Instruments and Exchange Law.”)

16. Net Assets per Common Share

Net assets per common share was 651.72 yen.

17. Projected Pension Obligations

Projected pension obligations and others were as follows.

Projected Benefit Obligations	(197,806)	million yen
Plan Assets (Fair Value)	243,999	million yen

Unfunded projected benefit obligation	46,192	million yen
Unrecognized net actuarial gain or loss	72,530	million yen
Unrecognized prior service costs (net)	325	million yen

Net amount recorded on the consolidated balance sheets	119,048	million yen
Prepaid pension	127,739	million yen
Provision for retirement benefits	(8,691)	million yen

18. The detail of the treasury stocks whose cancellation had been approved by the Board of Directors but remained unfinished are as follows:

Book Value of Treasury Stock	482 million yen
Type	Common Share
Number of Treasury Stock	591 thousand shares

All treasury stocks were cancelled on April 1, 2011 based on the resolution of the Board of Directors on March 22, 2011.

Notes to the Consolidated Statements of Income

1. Other Income

Other income includes gains on sale of stocks and other securities of 3,204 million yen, equity in earnings of affiliates of 2,655 million yen, gains on sales of securities for domestic and overseas credit investment of 1,847 million yen and gains on stock-related derivatives transactions of 1,776 million yen.

2. Other Expenses

Other expenses includes written-off of loans of 16,604 million yen and losses on investment in associations of 10,649 million yen.

3. Extraordinary Income

Extraordinary income is gain on return of substitute portion of employees’ pension fund.

4. Impairment Loss

Impairment loss includes goodwill impairment loss of 6,041 million yen on the Bank’s investment in its subsidiary, First Credit Corporation (hereinafter “FC”). The Bank considers the business of “FC” as one impairment group.

With business restructuring of the Bank’s subsidiaries, “FC” and Sumishin Real Estate Loan & Finance, Limited (former: Life Housing Loan, Ltd), the Bank assessed the business and made reduction of book value of the goodwill to the estimated collectible value, for which the Bank accounted as impairment loss.

The collectible value of the goodwill is based on the utility value, and is calculated by discounting future cash flows with a rate of 8.5%.

5. Extraordinary Loss

Extraordinary income includes expenses related to integration of 3,233 million yen.

6. Net Income per Common Share

Net income per common share was 47.11 yen.

Notes to the Consolidated Statements of Comprehensive Income

1. Other Comprehensive Income for the fiscal year 2009 were as follows:

Other Comprehensive Income:	123,484	million yen
Valuation Difference on Available-for-Sale Securities	107,794	million yen
Deferred Gains or Losses on Hedges	11,580	million yen
Foreign Currency Transaction Adjustment	681	million yen
Attributable to Equity Method Affiliates	3,428	million yen

2. Comprehensive Income for the fiscal year 2009 were as follows:

Comprehensive Income	190,241	million yen
Comprehensive Income Attributable to Owners of the Parent	176,454	million yen
Comprehensive Income Attributable to Minority Interests	13,787	million yen

Notes to Consolidated Statements of Changes in Net Assets

1. Issued Shares and Treasury Stock

Issued shares and Treasury stock are as follows:

	(Thousands of Shares)
	Number of Shares Outstanding at the End of the Previous Period	Increase	Decrease	Number of Shares Outstanding at the End of the Current Period	Note
Number of Issued Shares:
Common Share	1,675,128	—	—	1,675,128
The First Series of Class 2 Preferred Shares	109,000	—	—	109,000

Total	1,784,128	—	—	1,784,128

Treasury Stock:
Common Share	556	37	2	591	Notes1, 2, 3

Notes:

1.	Treasury stock increased by 37 thousand due to requests for redemption of odd-lot stocks.
2.	Treasury stock decreased by 2 thousand due to requests for additional purchase of odd-lot stocks.
3.	All treasury stocks were cancelled on April 1, 2011.

2. Dividends

(1) Dividends paid during the fiscal year ended March 31, 2011 consisted of the follows:

Resolution	Type of Shares	Millions of Yen	Yen	Record Date	Effective Date of Distribution
		Total Dividends Payments	Dividends per Share
June 29, 2010 Ordinary General Meeting of Shareholders	Common Share	8,372	5.00	March 31, 2010	June 30, 2010
	The First Series of Class 2 Preferred Shares	2,305	21.15	March 31, 2010	June 30, 2010
November 12, 2010 Board of Director’s Meeting	Common Share	10,047	6.00	September 30, 2010	December 3, 2010
	The First Series of Class 2 Preferred Shares	2,305	21.15	September 30, 2010	December 3, 2010

(2)	For the year ended March 31, 2011, dividends, whose record date is by this period and whose effective date of distribution is after the end of this period, are as follows.

The Bank is planning to make the following proposal to the ordinary general meeting of shareholders to be held on June 28, 2011.

Resolution	Type of Shares	Millions of Yen	Resources Allotted for the Distribution	Yen	Record Date	Effective Date of Distribution
		Total Dividends Payments		Dividends per Share
June 28, 2011 Ordinary General Meeting of Shareholders	Common Share	13,396	Retained Earnings	8.00	March 31, 2011	June 30, 2011
	The First Series of Class 2 Preferred Shares	2,305	Retained Earnings	21.15	March 31, 2011	June 30, 2011

Notes to Consolidated Statements of Cash Flows

Reconciliation of Cash and Cash Equivalents

(Millions of Yen)

Cash and Due from Banks	704,625
Due from Banks (excluding due from Bank of Japan)	(358,595)

(Financial Instruments)

1. Circumstances of Financial Instruments

(1) Investing and Funding Policy for Financial Instruments

STB Group provides financial services of which the core business is trust banking. Our business is also engaged in commercial and retail banking, real estate and investment services.

Through these businesses, STB Group mainly raises funds from individuals and corporations by means of deposits, borrowed money, and bonds. These funds are then used to mainly, invest in loans and securities. Thus the Bank’s financial assets and liabilities are mainly exposed to interest rate fluctuation risks. The group’s Asset and Liability Management (ALM) committee is responsible for managing and controlling this risk on a consolidated basis and, in addition, STB Group enters into derivatives transactions to hedge interest rate fluctuation risks.

The Bank also operates trading activities of securities and derivatives, and distinguishes “Trading Account” from “Banking Account” pursuant to Article 13, Paragraph 6.3 of Ordinance for Enforcement of Banking Act. In addition, some of our subsidiaries also trade securities.

(2) Risks of Financial Instruments

(a) Trading Account

STB Group trades over-the-counter (hereinafter “OTC”) and listed derivatives in addition to trading securities. These derivatives are exposed to interest rate fluctuation risks, foreign exchange rate fluctuation risks, securities price fluctuation risks, credit risks and others.

(b) Banking Account

Major financial assets of STB Group are loan to domestic corporations and individuals, for which the Bank are exposed to credit risk arising from defaults of contracts by customers.

Securities mainly consist of stocks, bonds, and investment trust, and are held for purpose including investments that STB Group plans to hold to maturity, investing, and for strategic investment purposes. These securities are exposed to issuers’ credit risks, interest rate fluctuation risks and market price fluctuation risks.

Deposits from individuals and corporations, borrowed money, and bonds are primary sources of funding and expose STB Group to liquidly risks due to incapability of repayment at these due dates caused under particular environment such as lack of market liquidity.

The Bank enters into OTC and listed derivatives transactions related to interest rates, foreign exchange rates, stock prices, bond prices, and credit spreads.

To manage interest rate fluctuation risks, a major risk, arising from various assets and liabilities, such as loans, deposits, the Bank treats those assets and liabilities within the comprehensive administration framework, categorizes them according to attribution of interest rate fluctuation risks, and applies hedge accounting using interest rate swaps as hedging instruments.

In a part of assets and liabilities, the Bank also applies hedge accounting based on each transaction.

To manage foreign exchange rate fluctuation risks, arising from various financial assets and liabilities denominated in foreign currencies, the Bank applies hedge accounting to the hedged items using currency swaps as hedging instruments.

The Bank also applies fair value hedges as portfolio hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies (other than bonds) using spot liabilities and spot potion of forward liabilities in a foreign currency basis as hedging instruments.

The details of hedge accounting are described in “Significant Accounting Policies and Practices”.

Derivatives which do not meet requirements of hedge accounting are exposed to interest rate fluctuation risks, foreign exchange rate fluctuation risks, market price fluctuation risks, credit risks, and others.

(3) Risk Management Framework of Financial Instruments

The basis of risk management is to ensure the effectiveness of PDCA (Plan, Do, Check, Action) cycles for each risk category according to the “Risk Management Policy” set by the Board of Directors.

The risk management framework of each risk category is as below:

(a) Management of Credit Risk

    Credit risk is the risk of financial loss to STB Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from STB Group’s loans and advances to customers and other banks investments in debt securities. STB Group manages credit risk considering and consolidating major elements of credit risk exposure, such as individual obligor default risk, country and sector risk, and is also stepping up our efforts to make our credit risk management framework more sophisticated, and eager to meet new, but sound capital demand, and continue to diversity our credit portfolios and build stronger client foundations.

(i) Risk Management Policy

The basic policy of the Bank’s credit risk management calls for “a diversified credit portfolio” and “strict credit management for individual credits.”

For the former, the Bank places limits on credit exposures of each customers, and also look into the impact of credit risk realization of large obligors and particular, the degree of concentration in industry sectors with large credit exposures. And more, the Bank makes efforts to mitigate credit concentration risk by managing, on a country-by-country basis, the diversification of the overall credit portfolio.

For the latter, the Bank manages individual credits through credit screening, self-assessment and internal credit ratings. Credit ratings that indicate the credit status of obligor and the gradual possibility of defaults provide the basis for credit screening of individual transactions and credit portfolio management. Through that self-assessment, the Bank evaluates continuously its customer’s financial condition, cash schedule, repayment capacity based on earning capacity, and collectability of receivables

(ii) Risk Management Framework of Credit Risk

The Board of Directors decides on important matters related to credit risk management when establishing its semiannual management plans. Based on reports on credit risk management, the Board of Directors decides on the credit strategy and economic capital plan, and approves “Self-Assessment Rules”, and the Bank ensures the soundness of assets. As for screening and credit management of projects, the Global Credit Supervision Department I&II segregated from branches stand apart and check-and-balance framework performs. Furthermore, the Research Department applies credit ratings based on industry research and research on credit strength of individual companies along with quantitative analysis. Councils such as Executive Committee, the Credit Risk Committee which take place regularly, also deliberate material matters of managing/operating credit risks. Check-and-balance framework, councils’ discussion, and more, the validation of this credit risk management/operation by the Corporate Risk Management Department builds up appropriate management framework of risk management.

(b) Management of Market Risk

Market risk is the risk that changes in market prices, such as interest rates, equity prices and foreign exchange rates, commodities and credit spreads will affect STB Group’s income or the value of its holdings of financial assets/liabilities.

(i) Risk Management Policy

The Bank recognizes market risks as the source of profits, and the Bank’s basic management policy is to proactively take risks within the allowable range and appropriately manage them in a manner that can maximize returns.

(ii) Risk Management Framework of Market Risk

The Board of Directors approves and determines the ALM Basic Plan and a risk management plan as important matters related to market risks under management plans. The Executive Committee deliberates and decides the ALM Basic Plan and a risk management plan referred by the ALM Committee. The ALM Committee plans the ALM Basic Plan on the company-wide comprehensive risk operational management for assets/ liabilities as well as a risk management plan related to market risk.

The role of the Corporate Risk Management Department includes the monitoring of conditions of market risk managed under the ALM Basic Plan, measuring of risk amount and profits/ losses, and planning and promoting market risk management measures. It also monitors the status of risk limits and loss limits. The department reports its findings to the members of the ALM Committee on a daily basis, and periodically to the ALM Committee as well as the Board of Directors.

(iii) Market Risk Management Approach

The Bank employs Value at Risk (hereinafter “VaR”) to measure and control market risk exposures. VaR uses historical actual market fluctuation performance to statistically predict the maximum expected losses under specific conditions. Based on the internal model developed by STB Group, the Bank measures VaR and also manages risks by calculating various risk management indicators and by carrying out various simulations.

VaR basically employs the variance-covariance method, and at the same time also uses the historical simulation methods for calculating some risks (nonlinear risks and others) such as in option transactions. By category, market risk can be classified into interest rate fluctuation risks, stock price fluctuation risks, foreign exchange rate fluctuation risks and others. The Bank calculates market risk by simply adding up all risk categories without considering the correlation between these categories.

(iv) Quantitative Information related to Market Risk

(Trading Account)

STB Group performs risk management using VaR for trading securities and a portion of currency related and interest related derivatives transactions held in “Trading Account.” In calculating VaR, it adopts the variance-covariance method as its main measurement method (a holding period of one business day, a confidence interval of 99%, and main observation period of 260 business days).

As of March 31, 2011, the market risk amount of the trading business of STB Group (estimated value of latent loss) was 1,051 million yen overall.

STB Group performs back testing to compare VaR calculated by its internal model against actual profit and loss. The results of back testing for fiscal year 2010 showed that there was no instance of actual loss in excess of VaR. Thus we consider that the measurement model used captures market risk with sufficient accuracy. However, VaR measures the amount of market risk by certain occurrence probabilities which are statistically calculated based on past market movements. Therefore, there are cases in which VaR cannot capture risk under sudden and dramatic changes in market beyond normal circumstances.

(Banking Account)

STB Group performs risk management using VaR for financial assets and liabilities held in “Banking Account.” As its main measurement method, it adopts the variance-covariance method for interest rates and foreign exchange, and adopts mainly the historical simulation method for stock prices (a holding period of 21 business days, a confidence interval of 99%, and main observation period of 260 business days for interest rates and foreign rates, of using one year and five years together for stock prices).

As of March 31, 2011, the market risk amount of the banking business of STB Group (estimated value of latent loss) was 223,983 million yen overall.

STB Group performs back testing to compare VaR calculated by its internal model against actual profit and loss, for positions set as subject to VaR among the financial assets and liabilities held in the banking account. The Bank considers that the measurement model used captures market risks with sufficient accuracy. However, VaR measures the amount of market risk by certain occurrence probabilities which are statistically calculated based on past market movements. Therefore, there are cases in which VaR cannot capture risk under sudden and dramatic changes in market beyond normal circumstances.

(c) Management of Liquidity Risk

Liquidity risk is the risk that STB Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. This can arise due to maturity mismatches between investment and funding and/ or an unexpected outflow of funds (funding risk).

(i) Risk Management Policy

STB Group’s approach in managing liquidity risk is to have sufficient liquidity to meet its liabilities when they fall due under both normal and stressed conditions.

(ii) Risk Management Framework of Liquidity Risk

The Board of Directors approves and determines the ALM Basic Plan and a risk management plan as important matters related to liquidity risk as well as market risk under management plans. The Executive Committee deliberates and decides the ALM Basic Plan and a risk management plan referred by the ALM Committee. The ALM Committee plans the ALM Basic Plan and a risk management plan related to liquidity risk.

The role of Corporate Risk Management Department includes the monitoring of conditions of liquidity risks managed under the ALM Basic Plan, and planning and promoting liquidity risk management measures. The department reports its findings to the members of the ALM Committee, and periodically to the ALM Committee as well as the Board of Directors.

(iii) Liquidity Risk Management Approach

The Bank manages funding risk on a daily basis by setting an upper limit on the daily financing gap (the amount of funds required) and check whether future financing gaps, including planned investment amounts, can be covered by assets easily convertible into cash and funds to be raised from the market, and conduct monitoring to ensure proper cash flow.

In addition to the management described above, the Bank performs liquidity stress tests based on various scenarios which assume stress unique to us and overall market stress. The Bank confirms that even if unexpected situations occur, there are sufficient liquid assets. The Bank has also established three different settings for managing funding risk—“normal times,” “times of concern” and “times of emergency”—depending on the financing liquidity condition, and developed liquidity contingency plans for the “times of concern” and “times of emergency.”

(4) Supplementary Explanation about Fair Value of Financial Instruments

The fair values of financial instruments traded in markets are based on quoted market prices. Other financial instruments, for which no market prices are available, the fair values include the rationally calculated values. Some prerequisites are adopted to measure the rationally calculated values, and the use of different prerequisites, such as methodologies or assumptions, could lead to different measurements of fair value.

2. Fair Values of Financial Instruments

A table below shows book values, fair values and difference between book value and fair value of financial instruments as of March 31, 2011. A part of financial instruments, for which no fair values are obtainable such as unlisted stocks, are excluded from the table. (Please see a footnote (Note 2).)

For the financial instruments held by subsidiaries which the amounts are immaterial, the carrying amounts are regarded as its fair values.

	(Millions of Yen)
	Book Value	Fair Value	Difference
(1) Cash and Due from Banks(*1)	704,556	704,556	—
(2) Call Loans and Bills Bought	15,326	15,326	—
(3) Receivables under Resale Agreements	33,260	33,260	—
(4) Monetary Claims Bought(*1)	414,516	414,922	405
(5) Trading Assets
Trading Securities	343,627	343,627	—
(6) Money Held in Trust	10,228	10,228	—
(7) Securities
Held-to-Maturity Debt Securities	422,667	472,490	49,823
Available-for-Sale Securities	4,026,377	4,026,377	—
(8) Loans and Bills Discounted	11,794,987
Allowance for Loan Losses(*2)	(85,399)

	11,709,587	11,846,573	136,985

(9) Foreign Exchanges	5,658	5,658	—
(10) Lease Receivables and Investment Assets(*1)	603,824	615,222	11,397

Total Assets	18,289,631	18,488,244	198,612

(1) Deposits	12,298,508	12,303,912	5,403
(2) Negotiable Certificates of Deposit	2,222,110	2,222,110	—
(3) Call Money and Bills Sold	49,569	49,569	—
(4) Payables under Repurchase Agreements	620,846	620,846	—
(5) Payables under Securities Lending Transactions	158,798	158,798	—
(6) Borrowed Money	1,176,040	1,185,996	9,956
(7) Foreign Exchanges	30	30	—
(8) Short-term Bonds Payable	408,608	408,608	—
(9) Bonds Payable	634,225	646,053	11,828
(10) Borrowed Money from Trust Account	431,710	431,710	—

Total Liabilities	18,000,448	18,027,636	27,187

Derivatives(*3)
Held for other than Hedge Accounting	163,904	163,904	—
Held for Hedge Accounting	120,613	120,613	—

Total Derivatives	284,518	284,518	—

(*1)	As for allowance for credit losses for cash and due from banks, monetary claims bought, and lease receivables and investment assets, the Bank deducts allowances directly from their book values, considering less materiality of its amounts against them.
(*2)	As for loans and bills discounted, the Bank deducts general allowance for loan losses and specific allowance for loan losses.
(*3)	As for derivatives, both amounts in trading assets/ liabilities and other assets/ liabilities on the balance sheet are stated on a net basis.

(Note 1) Measurement Method of Fair Value of Financial Instruments

Assets

(1) Cash and Due from Banks

For the fair values of cash and due from banks with no maturity, the carrying amount approximates its fair value. Similarly, for the fair values of cash and due from banks with maturities, the carrying amount approximates its fair value since its contractual term is short (less than one year).

(2) Call Loans and Bills Bought and (3) Receivables under Resale Agreements

For the fair values of call loans and bills bought and receivables under resale agreements, the carrying amount approximates its fair value since its contractual term is short (less than one year).

(4) Monetary Claims Bought

The fair values of monetary claims bought are based on quoted prices on dealers association such as Japan Securities Dealers Association or dealer price quotations.

For all other claims, in determining fair value, the Bank employs discount cash flow method where future cash flows are discounted by the rate determined by internal ratings and maturities.

(5) Trading Assets

The fair values of trading assets are based on quoted prices on dealers association or dealer price quotations.

For short-term corporate bonds, in determining fair value, the Bank employs discount cash flow method.

(6) Money Held in Trust

The fair values of securities entrusted to the money held in trust for securities investing purpose are based on quoted prices on an exchange.

The notes about money held in trust classified according to the purpose are described in “(Money Held in Trust)”.

(7) Securities

The fair values of stocks are based on quoted prices on an exchange. The fair values of bonds are based on quoted prices on an exchange, quoted prices on dealers association, or dealer price quotations. The fair values of investment trust are based on reference prices.

For private placement bond with no market value, in determining fair value, the Bank employs discount cash flow method where future cash flows are discounted by the rate determined by internal ratings and maturities.

For floating rate Japanese government bonds, the rationally calculated values are regarded as fair values. The rationally calculated values are offered by third parties independent of the Bank and whose price definition parameters are interest rates of government bonds, swaption volatilities, and valuation models such as discount cash flow method and option pricing models among others.

For shares of asset-backed securities of overseas credit investment, the rationally calculated values are regarded as fair values. The scope of this treatment includes overseas RMBS, CARDs and others. The pricing model to evaluate the rationally calculated values based on the management’s rational estimation is discount cash flow method, and the parameters are default rates, recovery rates, pre-payment rates, discount rates and others.

The notes regarding securities classified according to their purpose are described in “(Securities)”.

(8) Loans and Bills Discounted

The fair values of loans to corporate customers are based on discount cash flow method that discount future cash flows by the rate, determined by internal ratings and by maturities, assuming the Bank executes the new loan under the same condition at the balance sheet date.

The fair values of loans to individuals are based on discount cash flow method that discount future cash flows by the rate determined by contractual terms and by maturities assuming the Bank executes the new loan under the same condition at the balance sheet date. For the floating rate loans to individuals, the carrying amount approximates its fair value since the floating rate reflects the market interest rate and the carrying amounts are fully covered by the collateral pledged or guarantees provided.

For the loans with no maturity, and whose contractual term are limited to the carrying amount of the collateral pledged or guarantees provided, the carrying amount approximates its fair value due to their maturity assumed and condition of interest.

For all loans to debtors who are legally bankrupt, virtually bankrupt or likely to become bankrupt, the fair values of the loans are based on the amount deducted not expected to be collected from the original amount of claim as good approximation, since the amounts not expected to be collected for loans to those debtors are measured by present value of projected future cash flows or based on the amount expected to be collected through the disposal of collateral or execution of guarantees.

(9) Foreign Exchanges

The foreign exchanges are constituted by due from foreign banks (our accounts), due from foreign banks (their accounts), foreign bills bought and foreign bills receivable. For the foreign exchanges, the carrying amount approximates its fair value since those are no maturity or its contractual term is short enough.

(10) Lease Receivables and Investment Assets

The fair values of lease receivable and investment assets are based on discount cash flow method that discount future cash flows by the rate, determined by internal ratings and maturities, assuming the Bank or subsidiaries executes the new transaction in the same condition at the balance sheet date.

Liabilities

(1) Deposits

For the demand deposits, the payment amount the Bank will have to pay out if requests at the balance sheet date (carrying amount) is regarded as its fair value.

The fair values of Yen fixed-rate time deposits are based on discount cash flow method that discount future cash flows by the rate assuming the Bank executes the new deposits under the same condition at the balance sheet date.

For the fair values of foreign currency fixed-rate time deposits, the carrying amount approximates its fair value since for most, contractual term is short (less than one year).

For the floating rate time deposits, the carrying amount approximates its fair value since its rate reflects the market interest rate over a short time.

(2) Negotiable Certificate of Deposit

For the negotiable certificates of deposits, the carrying amount approximates its fair value.

(3) Call Money and Bills Sold, (4) Payables under Repurchase Agreements and (5) Payables under Securities Lending Transactions

For the fair values of call money and bills sold, payables under repurchase agreements and payables under securities lending transactions, the carrying amount approximates its fair value since most of its contractual term is short (less than one year).

(6) Borrowed Money

The fair values of borrowed money are based on discount cash flow method that discount future cash flows by the rate assuming the Bank borrowed the new funds under the same condition at the balance sheet date.

For debt whose remaining term is short (less than one year), the carrying amount approximates its fair value.

For the fair values of floating rate borrowed money held in subsidiaries, the carrying amount approximates its fair value since its interest rate reflects market interest in a short period and credit condition have not changed significantly after the borrowing.

(7) Foreign Exchanges

The foreign exchanges are constituted by due to foreign banks (their accounts) that are non-maturity debt, and due to foreign banks (our accounts) whose contractual term is short (less than one year), so these carrying amounts approximates its fair values.

(8) Short Term Bonds Payable

For the fair values of short term bonds payable, the carrying amount approximates its fair value since its contractual term is short (less than one year).

(9) Bonds Payable

The fair values of bond payable are based on dealer price quotations if the quotation is available. For all other debts, in determining fair value, the Bank uses discount cash flow method where future cash flows are discounted by the rate assuming the Bank or its subsidiaries issued the new bond under the same condition at the balance sheet date.

(10) Borrowed Money from Trust Account

For the fair values of borrowed money from trust account, the amount the Bank would be requested to pay out at the balance sheet date (carrying amount) is regarded as its fair value since those are non-maturity debt and its interest rate reflects new funding rate over a short period.

Derivatives

The fair values of listed derivatives transactions are based on the closing prices on an exchange or dealer price quotations.

The fair values of OTC derivatives transactions are calculated mainly using discount cash flow method and option pricing models and others.

(Note 2) Table below shows the Bank’s major instruments for which no fair values are obtainable, and these are excluded from the main table.

(Millions of Yen)
Item	Book Value
1 Unlisted stocks(*1)(*2)	46,074
2 Investments in associations(*3)	49,027

(*1)	Unlisted stocks are excluded from the fair value disclosure since there is no quoted market price and no fair value is obtainable.
(*2)	For the fiscal year ended March 31 2011, unlisted stocks amounted of 152 million yen were written off.
(*3)	A part of investments in associations for which partnership assets constitutes instruments for which no fair values are obtainable in the same manner as stocks are excluded from the fair value disclosure.

(Securities)

This information includes a part of “Trading Assets” (e.g. trading account securities and short-term corporate bonds) and a part of “Monetary Claims Bought” (e.g. loan backed trust deeds) in addition to “Securities” at the consolidated balance sheets.

1. Trading Securities (as of March 31, 2011)

(Millions of Yen)
Item	Valuation Difference Included in the Statements of Income
Trading Securities	201

2. Held-to-Maturity Debt Securities with Fair Value (as of March 31, 2011)

	(Millions of Yen)
Item	Book Value	Fair Value	Difference
Securities for which the Fair Value Exceeds the Amount Recorded in Consolidated Balance Sheet
Japanese Government Bonds	184,770	192,684	7,914
Japanese Local Government Bonds	—	—	—
Japanese Short-term Corporate Bonds	—	—	—
Japanese Corporate Bonds	—	—	—
Others	233,070	275,866	42,796
Foreign Bonds	228,070	270,863	42,793
Others	5,000	5,003	3

Subtotal	417,840	468,551	50,710

Securities for which the Fair Value does not Exceed the Amount Recorded in Consolidated Balance Sheet
Japanese Government Bonds	—	—	—
Japanese Local Government Bonds	—	—	—
Japanese Short-term Corporate Bonds	—	—	—
Japanese Corporate Bonds	—	—	—
Others	9,826	8,942	(883)
Foreign Bonds	9,826	8,942	(883)
Others	—	—	—

Subtotal	9,826	8,942	(883)

Total	427,667	477,494	49,826

(Note)	There are no Held-to-maturity debts securities for which no fair values are obtainable.

3. Available-for-Sale Securities (as of March 31, 2011)

	(Millions of Yen)
Item	Book Value	Acquisition Cost	Difference
Securities for which the Fair Value Exceeds the Amount Recorded in Consolidated Balance Sheet
Japanese Stocks	306,580	220,537	86,043
Japanese Bonds	1,344,366	1,320,325	24,040
Japanese Government Bonds	1,079,267	1,058,084	21,182
Japanese Local Government Bonds	11,524	11,430	94
Japanese Short-term Corporate Bonds	—	—	—
Japanese Corporate Bonds	253,574	250,810	2,763
Others	566,628	544,738	21,890
Foreign Stocks	428	125	303
Foreign Bonds	500,564	492,983	7,581
Others	65,635	51,630	14,005

Subtotal	2,217,575	2,085,601	131,973

Securities for which the Fair Value does not Exceed the Amount Recorded in Consolidated Balance Sheet
Japanese Stocks	163,793	204,796	(41,002)
Japanese Bonds	1,083,746	1,086,961	(3,215)
Japanese Government Bonds	807,217	808,083	(866)
Japanese Local Government Bonds	8,994	9,101	(106)
Japanese Short-term Corporate Bonds	—	—	—
Japanese Corporate Bonds	267,535	269,776	(2,241)
Others	723,950	740,226	(16,275)
Foreign Stocks	—	—	—
Foreign Bonds	518,945	529,487	(10,541)
Others	205,004	210,738	(5,733)

Subtotal	1,971,490	2,031,984	(60,493)

Total	4,189,066	4,117,585	71,480

(Note)	The features and book values of the “Available-for-Sale Securities” for which no fair values are obtainable are described in “(Financial Instruments)”.

4. “Held-to-Maturity Debt Securities” Sold during the Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

There are no corresponding items.

5. “Available-for-Sale Securities” Sold during the Fiscal Year 2010 (from April 1, 2010 to March 31, 2011)

	(Millions of Yen)
Item	Amounts Sold	Gain	Loss
Japanese Stocks	5,232	2,135	489
Japanese Bonds	1,174,800	12,156	2,012
Japanese Government Bonds	1,172,101	12,156	2,012
Japanese Local Government Bonds	—	—	—
Japanese Short-term Corporate Bonds	—	—	—
Japanese Corporate Bonds	2,698	0	0
Others	2,348,429	19,334	23,189
Foreign Bonds	2,062,328	18,244	18,485
Others	286,100	1,090	4,703

Total	3,528,461	33,627	25,691

(Note)	The “Available-for-Sale Securities” for which no fair values are obtainable are included.

6. Impairment of Securities

“Available-for-Sale Securities” at fair value other than trading securities are written off when their respective fair value declines significantly compared to their costs and the decline is not temporary at the fiscal year end, and the valuation differences are recognized as losses.

For the year ended March 31, 2011, 6,625 millions of yen, which includes 5,632 millions of yen of stocks and 993 millions of yen of others, were written off.

According to “Self-Assessment Rules”, a “Remarkable Decline in the Fair Value” is recognized which the classification of issuers is as follows:

•	Issuers whose classification is ordinary: Fair value is 50% or more lower than cost.

•	Issuers whose classification is other than ordinary: Fair value is 30% or more lower than cost.

In addition to the above, a portion of securities were deemed impaired when fair value declined by more than 30% but less than 50% of cost continuously over a specified period.

(Money Held in Trust)

1. Money Held in Trust for Trading Purpose (as of March 31, 2011)

	(Millions of Yen)
Item	Book Value	Valuation Difference Included in the Statements of Income
Money Held in Trust for Trading Purpose	10,228	(105)

2. Money Held in Trust being Held-to-Maturity (as of March 31, 2011)

There are no corresponding items.

3. Other Money Held in Trust (other than for Trading Purpose and being Held-to-Maturity) (as of March 31, 2011)

	(Millions of Yen)
Item	Book Value	Acquisition Cost	Difference	Positive Difference	Negative Difference
Other Money Held in Trust	12,000	12,000	—	—	—

(Note)	There were no securities with fair value included in entrusted assets of the other money held in trust (other than for trading purpose and being held to maturity) at March 31, 2011.

(Valuation Difference on Available-for-Sale Securities)

The table below shows component items of “Valuation Difference on Available-for-Sale Securities” in the consolidated balance sheets.

Millions of Yen
March 31, 2011
Valuation Difference	10,339
Available-for-Sale Securities	10,339
Other Money Held in Trust	—
(-) Amount Equivalent to Deferred Tax Liabilities	3,750

Total (before adjustment for Minority Interests)	6,588

(-) Minority Interests	518
(+) Parent Company’s portions in Available-for-Sale Securities owned by its affiliates	(5)

Valuation Difference on Available-for-Sale Securities	6,064

Notes:

1.	Valuation difference does not include 78 million yen, which was expensed as the result of the fair value hedging.
2.	Valuation difference includes foreign currency translation adjustments on foreign securities for which no fair values are obtainable and investment in associations.
3.	The unamortized balance of the valuation difference at the end of the fiscal year which occurred on the reclassification by holding purpose of some securities is included in Available-for-Sale Securities of Valuation Difference.

Segment Information

1. Outline of Reportable Segment

The reportable segment of “STB Group” is about the sections of businesses whose discrete financial information is available, and which are regularly reviewed by the Board of Directors in order to decide the managerial resource allocation and evaluate their earnings.

“STB Group’s” businesses consist of “Retail Financial Services Business”, “Wholesale Financial Services Business”, “Global Markets Business”, “Fiduciary Services Business”, “Real Estate Business” and these five businesses are accounted as our Group’s reportable segment. Outline of the reportable segments are as follows.

“Retail Financial Services Business”	:	Portfolio Consulting related to Financial Assets for Individual Clients, Individual Loan and others
“Wholesale Financial Services Business”	:	Corporate Loan, Asset Management, Asset Securitization Arrangements, Consulting for Corporate Clients, Investment in Corporate Bonds and Asset-backed Securities, Investment in Private Equity, Stock Transfer Agency and others
“Global Markets Business”	:	Dealing, Security Investment, Derivatives Sales and others
“Fiduciary Services Business”	:

Pension Trust Business (Pension Plan Designing, Pension Asset Management, Pension Consulting Services and others),

Investment Management Business (Investment Product Sales and Investment Advisory Service for Institutional Investors and Individual Clients)

Securities Processing Services (Custody, Mutual Fund, Tokkin and others)

“Real Estate Business”	:	Real Estate Brokerage, Real Estate Securitization-related Business, Real Estate Investment Consulting, Real Estate Management, Real Estate Appraisal Operations and others

2. Calculation Method of the Amount of Gross Business Profit before Credit Costs, Gains and Losses, Assets and other items by Reportable Segment

Accounting method of the reportable segment is almost the same to the mention in “Significant Accounting Policies and Practices”. Profits by the reportable segment are based on Net business profit before credit costs, which is used as the index signifying earning capacity on an actual basis. The figure of asset is not stated here, as it is not reported to the Board of Directors as the figures to decide the management resource allocation and evaluate their earnings. The transactions between each segment trade based on market price.

3. Information related to Gross Business Profit before Credit Costs, Gains and Losses and other items by Reportable Segment

	(Millions of Yen)
	Reportable Segment
	Retail Financial Services Business	Wholesale Financial Services Business	Global Markets Business	Fiduciary Services Business	Real Estate Business	Subtotal	Others (Note3)	Total
Gross Business Profit before Credit Costs (Note 1)	79,021	144,214	55,227	86,179	24,045	388,687	10,618	399,306
General and Administrative Expenses	64,141	54,658	9,127	57,449	13,800	199,176	25,895	225,072
Profit by Segment (Net Business Profit before Credit Costs) (Note 2)	14,879	89,555	46,100	28,730	10,245	189,510	(15,276)	174,233
Others (Net Income from Affiliates by Equity Method) (Note 4)	—	1,904	—	907	167	2,980	2,069	5,050

(Note 1)	Gross business profit before credit costs is used net sales in statements of income of the general company.
(Note 2)	Net business profit before credit costs is used as the index signifying earning capacity on an actual basis. The calculation formula is as follows. Net business profit before credit costs = non-consolidated net business profit before credit costs + consolidated subsidiaries’ ordinary profits (non-recurring effect adjusted) + ordinary profit of affiliates accounted by the equity method (non-recurring effect adjusted) × ratio of equity holdings – internal transactions (dividends and so on)
(Note 3)	Others signify gains and losses excluded from segment, and include general and administrative expenses that are not classified to each segment, cost of capital sourcing and dividends from stocks and others.
(Note 4)	Net income from affiliates by equity method is calculated by multiplying subsidiary companies’ ordinary profits (non-recurring effect adjusted) by ratio of equity holdings. The difference between the above and the corresponding figure on the consolidated statements of income is 2,395 million yen.

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2011.

Per Common Share Information

		Fiscal Year Ended March 31, 2011
Net Assets per Common Share	Yen	651.72
Net Income per Common Share	Yen	47.11

Notes:
1.	The calculation basis of Net Income per Common Share is as follows.

		Fiscal Year Ended March 31, 2011
Net Income per Common Share:
Net Income	Millions of Yen	83,509
Net Income not Attributable to Common Shareholders	Millions of Yen	4,610
Including Dividends on Preferred Shares	Millions of Yen	4,610
Net Income Attributable to Common Shareholders	Millions of Yen	78,898
Average Common Shares Outstanding	Thousands of Shares	1,674,553

2.	The calculation basis of Net Assets per Common Share is as follows.

		As of March 31, 2011
Net Assets	Millions of Yen	1,507,095
Deduction from Net Assets	Millions of Yen	415,759
Including Issue Amount of Preferred Shares	Millions of Yen	109,000
Including Dividends on Preferred Shares	Millions of Yen	2,305
Including Minority Interests	Millions of Yen	304,454
Net Income Attributable to Common Shareholders	Millions of Yen	1,091,336
Common Shares Outstanding	Thousands of Shares	1,674,537

3.	Net income per common share(fully diluted) is not stated as there are no residual securities but not dilutive for the fiscal year ended March 31, 2011.

Significant Subsequent Events

Share exchange

On August 24, 2010, the Bank concluded a share exchange agreement on management integration and a management integration agreement with “CMTH”. After approval at the extraordinary general meeting of shareholders held on December 22, 2010, the share exchange was performed on April 1, 2011 as the effective date. “CMTH” changed its trade name to Sumitomo Mitsui Trust Holdings, Inc. (hereinafter, “SMTH”).

1. Outline of Business Combination

(1) Name and Business Content of Acquired Company

Name of acquired company	Chuo Mitsui Trust Holdings, Inc.
Business content	Bank holding company

(2) Main Reasons for Business Combination

The Bank and “CMTH” aim to create “The Trust Bank,” a new trust bank group that will, leveraging significant expertise and comprehensive capabilities, provide better and swifter comprehensive solutions to their clients than ever before, by combining their personnel, know-how and other managerial resources and fusing both groups’ strengths, such as the diversity of the “STB group” and the agility of the “CMTH group.”

(3) Date of Business Combination

April 1, 2011

(4) Legal Form of Business Combination

Share exchange, with “CMTH” as the wholly owning parent company in the share exchange, and the Bank as the wholly owned subsidiary company in the share exchange

(5) Name of Company after Business Combination

Sumitomo Mitsui Trust Holdings, Inc.

(6) Acquired Voting Rights Ratio

This business combination corresponds to a reverse acquisition on the Accounting Standard for Business Combinations, with the Bank becoming a wholly owned subsidiary company in the share exchange.

(7) Main Grounds for the Determination of the Acquiring Company

Shareholders of the Bank, which is a wholly owned subsidiary company in the share exchange, hold the majority of voting rights of the company following the business combination. Therefore, it was decided that under the accounting for the business combination, the Bank would be the acquiring company, with “CMTH” as the acquired company.

2. Acquisition Cost of the Acquired Company

489,114 million yen

3. Share Exchange Ratio by Type of Share, Calculation Method, and Number of Shares Delivered

(1) Share Exchange Ratio by Type of Share

(a) Common Shares

For each share of the Bank common share, 1.49 shares of common share of “SMTH” (formerly “CMTH”) have been allotted and delivered.

(b) Preferred Shares

For each share of the First Series of the Bank Class II Preferred Shares, one share of the First Series of “SMTH” Class VII Preferred Shares has been allotted and delivered.

(2) Calculation Method of the Share Exchange Ratio

(a) Common Shares

In order to support the respective efforts of the Bank and “CMTH” to ensure the fairness of the exchange ratio of common shares (hereinafter, “Common Share Exchange Ratio”) for this share exchange, the Bank had requested financial analyses to UBS Securities Japan Ltd. and Daiwa Securities Capital Markets Co., Ltd., while “CMTH” had requested them to JP Morgan Securities Japan Co., Ltd. and Nomura Securities Co., Ltd. Referring to the results of those financial analyses, the Bank and “CMTH,” on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into consideration the account factors such as the financial position, assets, and future prospects of each party. As a result, the Bank and “CMTH” finally reached the conclusion that the above Common Share Exchange Ratio is appropriate, and agreed to and decided on it.

(b) Preferred Shares

The Bank and “CMTH” had agreed that the terms and conditions of the First Series of “SMTH” Class VII Preferred Shares shall be substantially the same as those of the First Series of Class 2 Preferred Shares, and reached the conclusion that the above share exchange ratio for preferred shares is appropriate, and agreed to and decided on it, comprehensively taking into consideration such there being no market price for the First Series of Class 2 Preferred Shares and the Bank’s Preferred Shares being so-called “bond-type”.

(3) Number of Shares Delivered

(a) Common Shares

2,495,060,141

(b) Preferred Shares

109,000,000

5. (Reference) Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	(Millions of Yen)
	As of March 31, 2010	As of March 31, 2011
Assets:
Cash and Due from Banks:	828,856	580,834
Cash	65,661	76,809
Due from Banks	763,194	504,025
Call Loans	86,485	15,326
Receivables under Resale Agreements	—	33,260
Monetary Claims Bought	266,748	192,099
Trading Assets:	808,394	642,224
Trading Account Securities	9,661	23,034
Derivatives of Trading Securities	41	—
Derivatives of Securities Related to Trading Transactions	7	—
Trading-related Financial Derivatives	263,766	242,369
Other Trading Assets	534,918	376,821
Money Held in Trust	22,345	22,228
Securities:	4,474,366	4,950,002
Government Bonds	1,451,625	2,070,928
Local Government Bonds	11,829	20,519
Corporate Bonds	448,890	556,107
Stocks	956,829	869,890
Other Securities	1,605,191	1,432,556
Loans and Bills Discounted:	11,921,476	12,153,693
Bills Discounted	4,113	2,774
Loans on Bills	242,833	221,989
Loans on Deeds	9,981,067	10,148,098
Overdrafts	1,693,462	1,780,829
Foreign Exchanges:	5,553	5,658
Due from Foreign Banks (Our Accounts)	5,553	5,658
Other Assets:	821,649	1,031,410
Domestic Exchange Settlement Account, Debit	432	498
Prepaid Expenses	45	161
Accrued Income	61,280	57,668
Initial Margins of Futures Markets	1,565	2,128
Variation Margin of Futures Markets	553	357
Derivatives other than for Trading-Assets	407,611	410,966
Receivables for Securities Transactions	35,420	269,754
Other	314,739	289,874
Tangible Fixed Assets:	113,235	115,390
Buildings	27,344	25,029
Land	76,721	76,249
Lease Assets	149	112
Construction in Progress	1,618	7,045
Other	7,401	6,954
Intangible Fixed Assets:	26,350	28,286
Software	23,937	25,889
Other	2,412	2,396
Deferred Tax Assets	59,507	82,867
Customers’ Liabilities for Acceptances and Guarantees	387,202	336,175
Allowance for Loan Losses	(104,843)	(85,559)
Allowance for Investment Losses	(65,993)	(1,185)

Total Assets	19,651,334	20,102,714

(Continued)

	(Millions of Yen)
	As of March 31, 2010	As of March 31, 2011
Liabilities:
Deposits:	12,216,451	12,303,417
Current Deposits	276,786	285,049
Ordinary Deposits	1,772,683	2,059,778
Deposits at Notice	33,509	41,695
Time Deposits	9,837,327	9,572,270
Other Deposits	296,143	344,623
Negotiable Certificates of Deposit	2,371,884	2,257,610
Call Money	86,494	57,884
Payables under Repurchase Agreements	601,787	620,846
Payables under Securities Lending Transactions	—	158,798
Trading Liabilities:	98,134	102,775
Derivatives of Trading Securities-Assets	—	4
Derivatives of Securities Related to Trading Transactions	2	28
Trading-related Financial Derivatives	98,131	102,743
Borrowed Money:	1,033,815	1,085,718
Borrowing from Other Banks	1,033,815	1,085,718
Foreign Exchanges:	253	77
Due to Foreign Banks(Their Accounts)	250	76
Foreign Bills Sold	0	—
Foreign Bills Payable	2	0
Short-term Bonds Payable	318,456	325,708
Bonds Payable	344,900	434,917
Borrowed Money from Trust Account	430,969	431,710
Other Liabilities:	640,552	810,632
Domestic Exchanges Settlement Account, Credit	333	402
Income Taxes Payable	964	14,945
Accrued Expenses	100,392	104,092
Unearned Revenue	2,323	2,108
Variation Margins of Futures Markets	—	231
Derivatives other than for Trading Liabilities	263,316	264,690
Lease Obligations	160	121
Asset Retirement Obligations	—	2,630
Payables under Financial Derivatives Transactions	246,766
Accounts Payable-Securities Trading Account		246,713
Other	26,295	174,696
Provision for Bonuses	3,989	4,435
Provision for Directors’ Bonuses	70	80
Provision for Retirement Benefits	223	223
Provision for Reimbursement of Deposits	1,043	1,155
Provision for Contingent Loss	8,258	11,279
Provision for Relocation Expenses	379	5,620
Deferred Tax Liabilities for Land Revaluation	5,778	5,709
Acceptances and Guarantees	387,202	336,175

Total Liabilities	18,550,644	18,954,776

Net Assets:
Total Shareholder’ Equity:	1,086,770	1,137,308
Capital Stock	342,037	342,037
Capital Surplus:	297,052	297,051
Legal Capital Surplus	242,555	242,555
Other Capital Surplus	54,496	54,495
Retained Earnings:	448,147	498,702
Legal Retained Earnings	48,323	52,929
Other Retained Earnings:	399,823	445,772
Reserve for Overseas Investment Loss	0	0
Other Voluntary Reserve	371,870	371,870
Retained Earnings Brought Forward	27,953	73,902
Treasury Stock	(465)	(482)
Total Valuation and Translation Adjustments:	13,919	10,630
Valuation Difference on Available-for-Sale Securities	8,281	4,861
Deferred Gains or Losses on Hedges	10,293	10,482
Revaluation Reserve for Land	(4,655)	(4,714)

Total Net Assets	1,100,690	1,147,938

Total Liabilities and Net Assets	19,651,334	20,102,714

(2) Non-Consolidated Statements of Income

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Ordinary Income:
Trust Fees	53,140	50,939
Interest Income:	289,366	226,472
Interest on Loans and Discounts	169,564	151,004
Interest and Dividends on Securities	96,155	61,072
Interest on Call Loans	207	241
Interest on Receivables under Resale Agreements	0	174
Interest on Receivables under Securities Borrowing Transactions	335	167
Interest on Deposits with Banks	1,438	1,913
Interest on Interest Swaps	17,741	8,464
Other Interest Income	3,923	3,433
Fees and Commissions:	72,782	78,251
Fees and Commissions on Domestic and Foreign Exchanges	797	787
Other Fees and Commissions	71,985	77,464
Trading Income:	15,672	11,863
Gain on Trading Account Securities Transactions	130	89
Income from Securities and Derivatives Related to Trading Transactions	118	—
Income from Trading-related Financial Derivatives Transactions	13,630	10,889
Other Trading Income	1,793	884
Other Ordinary Income:	38,619	38,826
Gains on Foreign Exchange Transactions	—	3,793
Gains on Sales of Bonds	32,257	28,504
Gains on Redemption of Bonds	3,975	175
Other	2,386	6,352
Other Income:	15,606	10,153
Gains on Sales of Stocks and Other Securities	12,779	3,022
Gains on Money Held in Trust	435	600
Other	2,391	6,530

Ordinary Income	485,189	416,506

Ordinary Expenses:
Interest Expenses:	109,822	89,627
Interest on Deposits	66,436	53,501
Interest on Negotiable Certificates of Deposit	6,510	4,220
Interest on Call Money	825	531
Interest on Payables under Repurchase Agreements	2,559	879
Interest on Payables under Securities Lending Transactions	3	5
Interest on Borrowings and Rediscounts	22,347	19,770
Interest on Short-term Bonds	677	650
Interest on Bonds	6,545	7,431
Other Interest Expenses	3,917	2,637
Fees and Commissions Payments:	32,783	34,880
Fees and Commissions on Domestic and Foreign Exchanges	400	428
Other Fees and Commissions	32,382	34,451
Trading Expenses:	—	72
Expenses on Securities and Derivatives Related to Trading Transactions	—	72
Other Ordinary Expenses:	22,424	23,666
Loss on Foreign Exchange Transactions	3,891	—
Loss on Sales of Bonds	9,934	18,218
Loss on Redemption of Bonds	1,828	—
Expenses on Derivatives other than for Trading or Hedging	6,769	5,448
General and Administrative Expenses	145,906	141,038
Other Expenses:	46,745	55,190
Written-off of Loans	3,274	15,624
Losses on Sales of Stocks and Other Securities	2,048	2,314
Losses on Devaluation of Stocks and Other Securities	18,571	6,934
Loss on Money Held in Trust	—	116
Other	22,851	30,200

Ordinary Expenses	357,682	344,474

(Continued)

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Ordinary Profit	127,506	72,031

Extraordinary Income:	15,378	21,942
Gain on Disposal of Noncurrent Assets	22	0
Reversal of Allowance for Loan Losses	14,003	780
Recoveries of Written-off Claims	1,352	1,385
Other	—	19,775
Extraordinary Loss:	65,163	23,352
Loss on Disposal of Noncurrent Assets	325	759
Impairment Loss	29	3,563
Other	64,808	19,029

Income before Income Taxes	77,721	70,622

Income Taxes:	56,030	(2,903)
Current	5,074	18,310
Deferred	50,956	(21,214)

Net Income	21,691	73,526

(3) Non-Consolidated Statements of Changes in Net Assets

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Shareholders’ Equity:
Capital Stock:
Balance at the End of the Previous Period	287,537	342,037
Changes of Items during the Period:
Issuance of New Shares	54,500	—

Total Changes of Items during the Period	54,500	—

Balance at the End of the Current Period	342,037	342,037

Capital Surplus:
Legal Capital Surplus:
Balance at the End of the Previous Period	242,555	242,555
Changes of Items during the Period:
Issuance of New Shares	54,500	—
Transfer to Other Capital Surplus	(54,500)	—

Total Changes of Items during the Period	—	—

Balance at the End of the Current Period	242,555	242,555

Other Capital Surplus:
Balance at the End of the Previous Period	—	54,496
Changes of Items during the Period:
Transfer from Legal Capital Surplus	54,500	—
Disposal of Treasury Stock	(3)	(0)

Total Changes of Items during the Period	54,496	(0)

Balance at the End of the Current Period	54,496	54,495

Total Capital Surplus:
Balance at the End of the Previous Period	242,555	297,052
Changes of Items during the Period:
Issuance of New Shares	54,500	—
Disposal of Treasury Stock	(3)	(0)

Total Changes of Items during the Period	54,496	(0)

Balance at the End of the Current Period	297,052	297,051

Retained Earnings:
Legal Retained Earnings:
Balance at the End of the Previous Period	46,580	48,323
Changes of Items during the Period:
Cash Dividends	1,742	4,606

Total Changes of Items during the Period	1,742	4,606

Balance at the End of the Current Period	48,323	52,929

Other Retained Earnings:
Balance at the End of the Previous Period	390,957	399,823
Changes of Items during the Period:
Cash Dividends	(12,968)	(27,637)
Net Income	21,691	73,526
Reversal of Revaluation Reserve for Land	143	60

Total Changes of Items during the Period	8,865	45,949

Balance at the End of the Current Period	399,823	445,772

Total Retained Earnings:
Balance at the End of the Previous Period	437,538	448,147
Changes of Items during the Period:
Cash Dividends	(11,226)	(23,030)
Net Income	21,691	73,526
Reversal of Revaluation Reserve for Land	143	60

Total Changes of Items during the Period	10,608	50,555

Balance at the End of the Current Period	448,147	498,702

(Continued)

	(Millions of Yen)
	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011
Treasury Stock:
Balance at the End of the Previous Period	(453)	(465)
Changes of Items during the Period:
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	7	2

Total Changes of Items during the Period	(12)	(16)

Balance at the End of the Current Period	(465)	(482)

Total Shareholders’ Equity:
Balance at the End of the Previous Period	967,177	1,086,770
Changes of Items during the Period:
Issuance of New Shares	109,000	—
Cash Dividends	(11,226)	(23,030)
Net Income	21,691	73,526
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	3	1
Reversal of Revaluation Reserve for Land	143	60

Total Changes of Items during the Period	119,593	50,537

Balance at the End of the Current Period	1,086,770	1,137,308

Valuation and Translation Adjustments:
Valuation Difference on Available-for-Sale Securities:
Balance at the End of the Previous Period	(97,893)	8,281
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	106,174	(3,419)

Total Changes of Items during the Period	106,174	(3,419)

Balance at the End of the Current Period	8,281	4,861

Deferred Gains or Losses on Hedges:
Balance at the End of the Previous Period	(1,627)	10,293
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	11,921	188

Total Changes of Items during the Period	11,921	188

Balance at the End of the Current Period	10,293	10,482

Revaluation Reserve for Land:
Balance at the End of the Previous Period	(4,511)	(4,655)
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	(143)	(58)

Total Changes of Items during the Period	(143)	(58)

Balance at the End of the Current Period	(4,655)	(4,714)

Total Valuation and Translation Adjustments:
Balance at the End of the Previous Period	(104,032)	13,919
Changes of Items during the Period:
Net Changes of Items other than Shareholders’ Equity	117,951	(3,289)

Total Changes of Items during the Period	117,951	(3,289)

Balance at the End of the Current Period	13,919	10,630

Total Net Assets:
Balance at the End of the Previous Period	863,145	1,100,690
Changes of Items during the Period:
Issuance of New Shares	109,000	—
Cash Dividends	(11,226)	(23,030)
Net Income	21,691	73,526
Purchase of Treasury Stock	(19)	(19)
Disposal of Treasury Stock	3	1
Reversal of Revaluation Reserve for Land	143	60
Net Changes of Items other than Shareholders’ Equity	117,951	(3,289)

Total Changes of Items during the Period	237,545	47,248

Balance at the End of the Current Period	1,100,690	1,147,938

Explanatory Material

Fiscal Year 2010

ended on Mar. 31, 2011

Sumitomo Mitsui Trust Holdings, Inc.

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, Sumitomo MItsui Trust Holdings, Inc. hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

Summary of FY2010 financial results

1. Financial Results

<Consolidated>

(Former Chuo Mitsui Trust Holdings, Inc. (*) (“CMTH”))

(1) Net business profit before credit costs <1> decreased by 2.0 billion yen from the previous fiscal year to 116.4 billion yen mainly due to the decrease in net business profit before credit costs of two trust bank subsidiaries.

(2) Total credit costs <4> improved by 15.3 billion yen from the previous fiscal year to the reversal of 4.5 billion yen, mainly due to the decrease in total credit costs of two trust bank subsidiaries.

(3) As a result, ordinary profit <2> increased by 1.2 billion yen to 84.7 billion yen and net income <3> increased by 0.4 billion yen to 47.2 billion yen over the same period.

(The Sumitomo Trust and Banking Co., Ltd. (“STB”))

(1) Net business profit before credit costs <1> decreased by 23.6 billion yen from the previous fiscal year to 174.2 billion yen, mainly due to the decrease in non-consolidated net business profit before credit costs, while profit of group companies <7> increased, in addition to the full-year contribution of Nikko Asset Management Co., Ltd. which became a subsidiary in 2HFY2009.

(2) Total credit costs <4> increased by 27.5 billion yen from the previous fiscal year to 28.8 billion yen, as a result of additional reserves for loan losses including those of group companies which were posted after carefully estimating the effects caused by the Great East Japan Earthquake in 4QFY2010, in addition to the posting of credit costs on a non-consolidated bank level.

(3) As a result, ordinary profit <2> decreased by 47.3 billion yen from the previous fiscal year to 100.7 billion yen.

(4) Meanwhile, net income <3> increased by 30.3 billion yen from the previous fiscal year to 83.5 billion yen, because it was mainly boosted by the tax effect accounting resulting from the business restructuring of subsidiaries in 2QFY2010.

(*) Chuo Mitusi Trust Holdings, Inc. changed its corporate name to Sumitomo Mitsui Trust Holdings, Inc. in accordance with the management integration with The Sumitomo Trust and Banking Co., Ltd. on April 1, 2011.

(in billions of Yen)
		CMTH (Consolidated)			STB (Consolidated)
		FY2010	FY2009	Change	FY2010	FY2009	Change
Net business profit before credit costs (*1)	1	116.4	118.4	-2.0	174.2	197.8	-23.6
Ordinary profit	2	84.7	83.4	1.2	100.7	148.1	-47.3
Net income	3	47.2	46.8	0.4	83.5	53.1	30.3

Total credit costs (*2)	4	4.5	-10.8	15.3	-28.8	-1.2	-27.5
Total substantial credit costs (*3)	5				-36.5	-4.2	-32.2

Return (Net income) on equity	6	7.18%	9.77%	-2.59%	7.41%	5.28%	2.13%

(Difference from non-consolidated financial results (*4))

Net business profit before credit costs (*5)	7	12.8	9.4	3.3	44.4	31.9	12.4
Total credit costs	8	-2.2	-4.6	2.4	-14.6	-9.7	-4.9
Total substantial credit costs	9				-14.0	-11.7	-2.3

(*1)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)
(*2)	Total credit costs of CMTH include recoveries of written-off claims from this fiscal year’s disclosure.
(*3)	“Total substantial credit costs” is a sum of “Total credit costs”, costs in “Net gains on sales of stocks and other securities” and “Other non-recurring profit” which are related to investment in securities of domestic and overseas credit, and affiliates’ total credit costs included in “Net income from affiliates by equity method”.
(*4)	Non-consolidated figures of CMTH are combined figures of The Chuo Mitsui Trust and Banking Company, Limited. and Chuo Mitsui Asset Trust and Banking Company, Limited.
(*5)	For FY2009, elimination of STB’s non-consolidated dividend income from a subsidiary resulting from the gain on retirement of perpetual subordinated bonds (9.0 billion yen) is adjusted.

(CMTH <Non-consolidated>)

		FY2010	FY2009	Change
Operating income	10	22.7	13.6	9.1
Operating profit	11	12.3	3.1	9.2
Ordinary profit	12	9.6	2.2	7.3
Net income	13	8.9	2.8	6.0

-Summary 1-

<Non-consolidated>

(Combined total of The Chuo Mitsui Trust and Banking Company, Limited (“CMTB”) and Chuo Mitsui Asset Trust and Banking Company, Limited (“CMAB”))

(1) Net business profit before credit costs <8> decreased by 5.4 billion yen from the previous fiscal year to 103.5 billion yen, mainly due to the decrease in net interest income and related profit resulting from the shrinkage in loan-deposit margin owing to the decline in market interest rate, while net other operating profit increased mainly due to the favorable net gains on bonds, and net fees and commissions and related profit such as sales fees of investment trusts and real estate brokerage fees recovered.

(2) Total credit costs <21> improved by 12.9 billion yen from the previous fiscal year to the reversal of 6.7 billion yen, mainly due to the reversal of allowance for loan losses resulting from the improvement of financial conditions of some clients, while additional reserves for loan losses were posted in 4QFY2010 after carefully estimating the effects caused by the Great East Japan Earthquake.

(3) Net gains on stocks <12> decreased by 13.8 billion yen from the previous fiscal year to the net loss of 1.1 billion yen, as a result of posting impairment loss for some stocks including stocks of which fair value declined significantly at the fiscal year end and the decline was not recognized as temporary decline, while posting the gain on sales of stocks.

(4) As a result, ordinary profit <15> decreased by 7.6 billion yen from the previous fiscal year to 77.3 billion yen, and net income <20> decreased by 8.1 billion yen to 49.4 billion yen over the same period.

(STB)

(1) Net business profit before credit costs <8> decreased by 45.6 billion yen from the previous fiscal year to 129.7 billion yen, mainly due to the decrease in net interest income and related profit resulting from the decline in market interest rate, in addition to the disappearance of one-off dividend income from an overseas subsidiary in the previous fiscal year resulting from the gain on retirement of perpetual subordinated bonds, while sales fees of investment trusts and real estate brokerage fees recovered.

(2) Total credit costs <21> increased by 22.6 billion yen from the previous fiscal year to 14.1 billion yen as a result of additional reserves for loan losses under the effect of the Great East Japan Earthquake, in addition to the downgrade of a major client in 4QFY2010. Total substantial credit costs <22>, which include losses arising from sales of domestic and overseas credit securities, increased by 29.9 billion yen to 22.4 billion yen over the same period, mainly due to the further disposition of overseas ABSs.

(3) Net gains on stocks <12> improved by 1.6 billion yen from the previous fiscal year to the net loss of 6.2 billion yen, as a result of posting impairment loss for some stocks including stocks of which fair value declined significantly at the fiscal year end and the decline was not recognized as temporary decline.

(4) As a result, ordinary income <15> decreased by 55.4 billion yen from the previous fiscal year to 72.0 billion yen, while net income <20> increased by 51.8 billion yen to 73.5 billion yen over the same period because it was boosted by the tax effect accounting resulting from the business restructuring of subsidiaries in 2QFY2010.

					(in billions of Yen)
		CMTB + CMAB combined (Non-consolidated)			STB (Non-consolidated)
		FY2010	FY2009	Change	FY2010	FY2009	Change
Gross business profit	1	217.3	226.9	-9.5	258.2	304.6	-46.4
Net interest income and related profit	2	106.4	125.9	-19.5	140.8	185.2	-44.3
Net fees and commissions and related profit	3	80.2	79.1	1.0	90.3	87.5	2.8
Net trading profit	4	3.5	2.5	0.9	11.7	15.6	-3.8
Net other operating profit	5	27.1	19.1	7.9	15.1	16.1	-1.0
Net gains on bonds	6	27.5	13.5	13.9	10.4	24.4	-14.0

General and administrative expenses	7	-113.7	-117.9	4.1	-128.4	-129.2	0.7

Net business profit before credit costs	8	103.5	108.9	-5.4	129.7	175.4	-45.6

Principal guaranteed trust a/c credit costs	9	—	-2.2	2.2	—	—	—

Net non-recurring profit	10	-26.1	-21.6	-4.5	-57.7	-47.9	-9.8

Banking a/c net credit costs	11	-1.2	-7.0	5.7	-16.3	-6.9	-9.4
Net gains on stocks	12	-1.1	12.7	-13.8	-6.2	-7.8	1.6

Losses on devaluation of stocks	13	-10.3	-1.7	-8.6	-6.9	-18.5	11.6
Others	14	-23.7	-27.3	3.5	-35.1	-33.1	-1.9

Ordinary profit	15	77.3	85.0	-7.6	72.0	127.5	-55.4

Extraordinary profit/ loss	16	2.1	2.6	-0.4	-1.4	-49.7	48.3

Total credit costs (included in extraordinary profit/ loss)	17	8.0	3.1	4.8	2.1	15.3	-13.1

Income before income taxes	18	79.5	87.7	-8.1	70.6	77.7	-7.0

Total income taxes	19	-30.0	-30.0	0.0	2.9	-56.0	58.9

Net income	20	49.4	57.6	-8.1	73.5	21.6	51.8

Total credit costs ( 9 + 11 + 17)	21	6.7	-6.1	12.9	-14.1	8.4	-22.6
Total substantial credit costs	22				-22.4	7.4	-29.9

Overhead ratio	23	52.34%	51.96%	0.38%	49.73%	42.41%	7.32%

-Summary 2-

(For reference) Overview of the business operation

<Balance of major accounts>

(1) Balance of major accounts (Domestic Banking a/c and Principal guaranteed trust a/c combined)

					(in billions of Yen)
		CMTB			STB
		FY2010	FY2009	Change from FY2009	FY2010	FY2009	Change from FY2009
Loans	(Ending balance)	9,084.2	9,181.0	-96.7	11,325.2	11,303.9	21.3
	(Average balance)	8,135.6	8,424.3	-288.6	10,828.7	10,951.0	-122.3

Deposits, etc. (*1)	(Ending balance)	10,446.0	10,204.0	242.0	12,359.5	12,100.5	258.9
	(Average balance)	10,120.5	10,135.9	-15.3	11,759.6	12,001.2	-241.6

(*1)	“Deposits, etc.” = “Deposits (excl. NCDs)” + “Principal guaranteed trust a/c”

(2) Yields and margins (Domestic Banking a/c and Principal guaranteed trust a/c combined)

						(%)
	CMTB					STB
	FY2010			FY2009 (B)	Change (A) - (B)	FY2010			FY2009 (D)	Change (C) - (D)
	(A)	2H	1H			(C)	2H	1H
Loan deposit margin	0.92	0.92	0.93	1.04	-0.11	0.86	0.85	0.88	0.94	-0.08
Loans and bills discounted	1.34	1.32	1.35	1.51	-0.17	1.28	1.25	1.32	1.45	-0.17
Deposits and trust principal	0.41	0.40	0.42	0.47	-0.05	0.42	0.40	0.44	0.51	-0.09

(3) Status of loans

				(in billions of Yen)
	CMTB			STB
	Mar. 2011	Mar. 2010	Change from Mar. 2010	Mar. 2011	Mar. 2010	Change from Mar. 2010
Loans to individuals	3,585.5	3,619.0	-33.5	2,360.6	2,179.7	180.8
Residential mortgage loans	3,335.1	3,331.2	3.9	2,046.2	1,829.6	216.6

Loans to corporations	5,498.7	5,561.9	-63.2	9,972.3	10,004.4	-32.1
Japanese corporations operating overseas	121.3	118.2	3.1	1,290.1	1,046.5	243.5

<Investment trust and Insurance>

(1) Sales balance and volume of investment trust/ Insurance

<Sales balance>

				(in billions of Yen)
	CMTB			STB (*2)
	Mar. 2011	Mar. 2010	Change from Mar. 2010	Mar. 2011	Mar. 2010	Change from Mar. 2010
Total	2,416.0	2,432.9	-16.9	1,994.7	1,902.1	92.5
Investment trust, Fund wrap, etc.	1,075.4	1,109.7	-34.2	1,214.4	1,210.4	3.9
Insurance, etc.	1,340.5	1,323.1	17.3	780.2	691.6	88.5

(*2)	Sales balance of corporate clients is included from this disclosure.

<Sales volume>

									(in billions of Yen)
					CMTB				STB (*3)
					FY2010		FY2009		FY2010		FY2009
Investment trust, Fund wrap, etc.	Full				491.4		305.1		381.6		263.0
	(2H	)	(1H	)	(264.4)	(227.0)	(199.0)	(106.0)	(223.2)	(158.3)	(156.7)	(106.2)

Insurance, etc.	Full				163.9		139.9		113.7		132.8
	(2H	)	(1H	)	(58.9)	(105.0)	(56.7)	(83.2)	(36.4)	(77.3)	(82.7)	(50.0)

Total	Full				655.4		445.0		495.3		395.8
	(2H	)	(1H	)	(323.3)	(332.1)	(255.8)	(189.2)	(259.6)	(235.6)	(239.5)	(156.3)

(*3)	Sales volume to corporate clients is included from this disclosure.

(2) Fees and commissions

				(in billions of Yen)
	CMTB			STB
	FY2010	FY2009	Change from FY2009	FY2010	FY2009	Change from FY2009
Total	21.4	19.3	2.0	19.4	17.5	1.9
Sales fees of investment trust/ insurance	13.5	11.4	2.0	11.1	9.6	1.4
Others (management and administration )	7.9	7.8	0.0	8.3	7.8	0.4

-Summary 3-

<Overview of fiduciary services business>

(1) Fees from fiduciary services business (Non-consolidated)

				(in billions of Yen)
	CMAB			STB
	FY2010	FY2009	Change from FY2009	FY2010	FY2009	Change from FY2009
Fees from fiduciary services business	30.8	32.4	-1.5	32.2	34.1	-1.9

Pension	21.3	22.7	-1.3	19.8	20.5	-0.7
Securities	9.5	9.7	-0.1	12.4	13.6	-1.1

<Overview of real estate business>

(1) Fees from real estate business (Non-consolidated)

				(in billions of Yen)
	CMTB			STB
	FY2010	FY2009	Change from FY2009	FY2010	FY2009	Change from FY2009
Fees from real estate business	10.9	9.8	1.1	14.7	10.6	4.1

Real estate brokerage fees	7.6	6.3	1.2	9.1	5.1	4.0
Real estate trust fees, etc.	3.3	3.4	-0.1	4.5	4.7	-0.2

2. Financial status

<Status of the securities with fair value>

(CMTH)

(1) Cost of available-for-sale securities decreased by 353.8 billion yen from the end of previous fiscal year to 3,238.4 billion yen mainly due to the decrease in Japanese and foreign government bonds. Net unrealized gains/ losses decreased by 50.3 billion yen to the net loss of 3.2 billion yen over the same period mainly due to the stagnation of stock prices.

(2) Cost of held-to-maturity debt securities decreased by 423.8 billion yen from the end of previous fiscal year to 297.2 billion yen mainly due to the decrease in Japanese government bonds. Net unrealized gains/ losses stood at the net gain of 0.3 billion yen.

(STB)

(1) Cost of available-for-sale securities increased by 597.1 billion yen from the end of previous fiscal year to 4,117.5 billion yen mainly due to the increase in Japanese government bonds. Net unrealized gains/ losses decreased by 22.8 billion yen to the net gain of 71.4 billion yen over the same period mainly due to the stagnation of stock prices.

(2) Cost of held-to-maturity debt securities decreased by 118.9 billion yen from the previous fiscal year to 427.6 billion yen. Net unrealized gains/ losses stood at the net gain of 49.8 billion yen.

(1) Available-for-sale securities with fair value

<CMTH (Consolidated)>

	(in billions of Yen)
	Mar. 2011	Book value	Net	Change of cost	Change of net
	Cost	(Fair value)
Available-for-sale securities	3,238.4	3,235.1	-3.2	-353.8	-50.3

Japanese stocks	448.5	486.8	38.2	-26.3	-34.7
Japanese bonds	1,643.3	1,630.4	-12.9	-267.3	-9.3

Government bonds	1,372.5	1,358.2	-14.3	-263.9	-10.3

Others	1,146.4	1,117.9	-28.5	-60.0	-6.2

Foreign government bonds	352.5	336.0	-16.5	-204.6	-11.4

US agency MBS (*1)	344.1	341.1	-2.9	83.8	-1.8

(*1)	Constituted by GNMA only.

<STB (Consolidated)>

	(in billions of Yen)
	Mar. 2011	Book value	Net	Change of cost	Change of net
	Cost	(Fair value)
Available-for-sale securities	4,117.5	4,189.0	71.4	597.1	-22.8

Japanese stocks	425.3	470.3	45.0	-1.3	-20.1
Japanese bonds	2,407.2	2,428.1	20.8	814.3	-4.5

Government bonds	1,866.1	1,886.4	20.3	674.8	-4.2

Others	1,284.9	1,290.5	5.6	-215.8	1.8

Foreign government bonds	781.9	775.9	-5.9	115.4	-2.4

-Summary 4-

(2) Held-to-maturity debt securities with fair value

<CMTH (Consolidated)>

	(in billions of Yen)
	Mar. 2011	Fair value	Net	Change of cost	Change of net
	Cost
Held-to-maturity debt securities	297.2	297.5	0.3	-423.8	0.6

Japanese government bonds	0.1	0.1	0.0	-399.1	-2.2
Japanese corporate and local government bonds	22.4	22.6	0.2	-0.0	0.0
Others	274.6	274.7	0.0	-24.6	2.9

<STB (Consolidated)>

	(in billions of Yen)
	Mar. 2011	Fair value	Net	Change of cost	Change of net
	Cost
Held-to-maturity debt securities	427.6	477.4	49.8	-118.9	-3.9

Japanese government bonds	184.7	192.6	7.9	-51.2	-0.1
Japanese corporate and local government bonds	—	—	—	-23.2	-0.1
Others	242.8	284.8	41.9	-44.3	-3.6

<Problem assets based on the Financial Reconstruction Act>

(CMTB)

(1) The total balance of problem assets based on the Financial Reconstruction Act decreased by 28.7 billion yen from the end of previous fiscal year to 89.6 billion yen mainly due to the decrease in the balance of doubtful loans resulting from the improvement of financial conditions of some clients. The ratio of problem assets based on the Financial Reconstruction Act to the total loan balance improved by 0.3% to 1.0% over the same period.

(STB)

(1) The total balance of problem assets based on the Financial Reconstruction Act decreased by 20.8 billion yen from the end of previous fiscal year to 155.7 billion yen due to the decrease in the balance of doubtful loans and substandard loans resulting from the improvement of financial conditions of some clients, while the balance of loans in bankrupt and practically bankrupt increased due to the downgrade of a major client in 4QFY2010. The ratio of problem assets based on the Financial Reconstruction Act to the total loan balance improved by 0.2% to 1.2% over the same period.

<CMTB (Non-consolidated; banking a/c and principal guaranteed trust a/c combined)>

	(in billions of Yen)
	Mar. 2011	Change from Sep. 2010	Change from Mar. 2010

Problem assets based on the Financial Reconstruction Act	89.6	-10.2	-28.7

Ratio to total loan balance	1.0%	-0.1%	-0.3%

Loans in bankrupt and practically bankrupt	17.3	-4.5	-2.5
Doubtful loans	44.0	-1.8	-33.1
Substandard loans (a)	28.2	-3.9	6.9

Ordinary assets	9,196.7	-13.6	-62.2

Loans to substandard debtors (excluding Substandard loans) (b)	0.6	-2.0	0.5
Loans to other special mention debtors (excluding (a) and (b))	335.0	-16.7	-52.1
Loans to ordinary debtors	8,861.1	5.1	-10.5

<STB (Non-consolidated; banking a/c and principal guaranteed trust a/c combined)>

	(in billions of Yen)
	Mar. 2011	Change from Sep. 2010	Change from Mar. 2010

Problem assets based on the Financial Reconstruction Act	155.7	-5.9	-20.8

Ratio to total loan balance	1.2%	-0.1%	-0.2%

Loans in bankrupt and practically bankrupt	23.9	13.6	6.3
Doubtful loans	49.6	-17.2	-11.6
Substandard loans (c)	82.1	-2.3	-15.6

Ordinary assets	12,635.2	570.1	126.3

Loans to substandard debtors (excluding Substandard loans) (d)	27.6	-2.3	-9.8
Loans to other special mention debtors (excluding (c) and (d)) (*1)	376.3	-107.6	-210.5
Loans to ordinary debtors	12,231.3	680.1	346.7

(*1)	The category name is changed from “Loans to special mention debtors (excluding Loans to Substandard debtors)

-Summary 5-

<Status of BIS capital adequacy ratio>

(CMTH)

(1) Consolidated BIS capital adequacy ratio and consolidated Tier I capital ratio (No.2 standard) improved by 2.66% and 1.77% from the end of previous fiscal year to 16.46% and 11.63%, respectively.

(2) This is because total qualifying capital increased by 80.7 billion yen from the end of previous fiscal year owing to the accumulation of retained earnings, while total risk-weighted assets decreased by 727.0 billion yen over the same period due to the decline in the amount of credit risk-weighted assets.

(STB)

(1) Consolidated BIS capital adequacy ratio and consolidated Tier I capital ratio improved by 1.78% and 1.23% from the end of previous fiscal year to 15.63% and 11.09%, respectively.

(2) This is because total qualifying capital increased by 103.5 billion yen from the end of previous fiscal year owing to the accumulation of retained earnings, while risk-weighted assets decreased by 803.3 billion yen over the same period due to the decline in the amount of credit risk-weighted assets.

	(in billions of Yen)
	CMTH (Consolidated) (No.2 standard) (*1)			STB (Consolidated) (International standard)
	Mar. 2011 (Preliminary)	Change from Sep. 2010	Change from Mar. 2010	Mar. 2011 (Preliminary)	Change from Sep. 2010	Change from Mar. 2010
BIS capital adequacy ratio	16.46%	1.44%	2.66%	15.63%	0.92%	1.78%

Tier I capital ratio	11.63%	0.74%	1.77%	11.09%	0.61%	1.23%

Total qualifying capital	1,119.4	50.4	80.7	1,880.8	45.0	103.5

Tier I	791.1	15.6	48.6	1,333.9	26.1	67.5

Total risk-weighted assets	6,799.0	-317.9	-727.0	12,028.0	-445.7	-803.3

(*1)	Japanese domestic standard for bank holding company

(For reference)

	CMTH (Consolidated) (No.1 standard) (*2)
	Mar. 2011 (Preliminary)	Change from Sep. 2010	Change from Mar. 2010
BIS capital adequacy ratio	16.15%	1.25%	2.37%

Tier I capital ratio	11.42%	0.69%	1.76%

Total qualifying capital	1,119.3	42.9	60.7

Tier I	791.1	15.6	48.6

Total risk-weighted assets	6,927.0	-295.4	-752.0

(*2)	International standard for bank holding company

-Summary 6-

3. Forecast for FY2011

<Sumitomo Mitsui Trust Holdings (Consolidated)>

(in billions of Yen)
		Forecast for FY2011
		1HFY2011
Net business profit before credit costs	1	135.0	295.0

Ordinary profit	2	100.0	215.0

Net income	3	90.0	150.0

Net income (excl. amortization of negative goodwill)	4	50.0	110.0

Total credit costs	5	-20.0	-40.0

Dividend on common share (Yen)	6	4.00	8.00

Consolidated dividend payout ratio (%) (*)	7		31.5%

(*)	Consolidated dividend payout ratio for FY2011 is calculated by the formula below, excluding the one-off effect of a 40.0 billion yen amortization of negative goodwill.

Consolidated dividend payout ratio = { Total amount of dividends for common shares / ( Consolidated net income (excl. amortization of negative goodwill) - Total amount of dividends for preferred shares )} x 100

Note: Forecast is subject to change.

<CMTB, CMAB and STB combined (non-consolidated)>

(in billions of Yen)
		Forecast for FY2011		FY2009	Change from FY2009
		1HFY2011
Net business profit before credit costs	8	110.0	235.0	233.3	1.6

CMTB	9	43.0	90.0	88.6	1.3
CMAB	10	7.0	15.0	14.9	0.0
STB	11	60.0	130.0	129.7	0.2

Ordinary profit	12	80.0	175.0	149.4	25.5

CMTB	13	30.0	67.0	65.0	1.9
CMAB	14	5.0	13.0	12.3	0.6
STB	15	45.0	95.0	72.0	22.9

Net income	16	45.0	100.0	123.0	-23.0

CMTB	17	18.0	38.0	42.8	-4.8
CMAB	18	3.0	7.0	6.6	0.3
STB	19	24.0	55.0	73.5	-18.5

Total credit costs	20	-15.0	-30.0	-7.4	-22.5

CMTB	21	-5.0	-10.0	6.7	-16.7
STB	22	-10.0	-20.0	-14.1	-5.8

-Summary 7-

Sumitomo Mitsui Trust Holdings, Inc.

Financial figures

I. Outline of the financial results (former Chuo Mitsui Trust Holdings, Inc. “CMTH”)

1. Status of profit and loss

[CMTH Non-consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Operating income	1	22,764	13,651	9,113
Operating profit	2	12,366	3,106	9,260
Ordinary profit	3	9,615	2,283	7,331
Net income	4	8,906	2,865	6,041

[CMTH Consolidated]
		Millions of Yen
		FY2010	FY2009	Change
Consolidated gross business profit (*1)	5	239,689	247,295	-7,605
Consolidated gross business profit (after written-off of principal guaranteed trust a/c) (5 + 23)	6	(239,689)	(245,027)	(-5,337)

Net interest income and related profit	7	108,712	127,040	-18,327
Net interest income	8	100,783	112,694	-11,911
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	9	7,929	14,345	-6,415
Net fees and commissions and related profit	10	100,479	98,475	2,004
Net fees and commissions	11	61,688	59,678	2,009
Other trust fees	12	38,791	38,796	-5
Net trading profit	13	3,501	2,592	908
Net other operating profit	14	26,995	19,186	7,809
Net gains on bonds	15	27,369	13,519	13,849
Net gains from derivatives other than for trading or hedging	16	-472	2,566	-3,039

General and administrative expenses	17	-126,416	-130,823	4,406
(excluding amortization of goodwill)	18	(-124,146)	(-128,402)	(4,256)
Personnel expenses	19	-61,095	-66,973	5,878
Non-personnel expenses excluding taxes	20	-59,785	-58,084	-1,701
Taxes other than income taxes	21	-5,535	-5,765	230

Provision of general allowance for loan losses	22	—	2,546	-2,546
Principal guaranteed trust a/c credit costs	23	—	-2,268	2,268
Banking a/c credit costs	24	-3,173	-13,254	10,080
Written-off of loans	25	-3,173	-10,339	7,166
Provision of specific allowance for loan losses	26	—	-2,877	2,877
Provision of allowance for loan losses from borrowers in specified foreign countries	27	—	-30	30
Losses on sales of loans	28	—	-7	7
Net gains on sales of stocks and other securities	29	2,925	12,238	-9,313
Losses on devaluation of stocks and other securities	30	-6,692	-2,238	-4,454
Net income from affiliates by equity method	31	553	-814	1,368
Others	32	-28,873	-31,503	2,630

Ordinary profit	33	84,705	83,415	1,289

Extraordinary profit	34	2,078	1,382	695
Reversal of allowance for loan losses (*2)	35	764	—	764
Recoveries of written-off claims	36	6,926	2,147	4,779
Income before income tax	37	86,783	84,798	1,985
Total income taxes	38	-31,977	-30,299	-1,677
Income taxes-current	39	-6,452	-8,149	1,696
Income taxes-deferred	40	-25,524	-22,150	-3,374
Minority interest	41	-7,529	-7,672	143

Net income	42	47,277	46,826	450

Total credit costs (22 + 23 + 24 + 35 + 36) (*3)	43	4,517	-10,828	15,346

Consolidated net business profit before credit costs (*4)	44	116,443	118,487	-2,044
(Difference from non-consolidated net business profit before credit costs (*4)	45	12,891	9,493	3,398

(*1)	Consolidated gross business profit = Trust fees + (Interest income - Interest expenses) + (Fees and commissions - Fees and commissions payments) + (Trading income - Trading expenses) + (Other ordinary income - Other ordinary expenses)
(*2)	Due to the reversal of reserves, the amount is included in the extraordinary income.
(*3)	Recoveries of written-off of claimes (36) is included in Total credit costs (43) from this presentation. As a result, Total credit costs for FY2010 and FY2009 were decresed by 6,926 million yen and 2,147 million yen from the previous figures respectively. Total credit costs (43) for FY2010 include provision of general allowance for loan losses of -6,773 million yen, which were reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake.
(*4)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

“Non-consolidated” means combained total of CMTB Non-consolidated and CMAB Non-consolidated.

<Number of subsidiaries/affiliates>

		Mar. 2011	Mar. 2010	Change
Consolidated subsidiaries	46	25	25	—

Affiliates (subject to the equity method)	47	3	4	-1

Sumitomo Mitsui Trust Holdings, Inc.

[CMTB Non-consolidated + CMAB Non-consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Gross business profit	1	217,304	226,904	-9,599
Gross business profit (after written-off of principal guaranteed trust a/c) (1 + 23)	2	(217,304)	(224,636)	(-7,331)

Net interest income and related profit	3	106,411	125,959	-19,548
Net interest income	4	98,481	111,614	-13,132
Domestic	5	78,770	89,987	-11,217
International	6	19,711	21,626	-1,915
Trust fees from principal guaranteed trust a/c (before written off of principal guaranteed trust a/c)	7	7,929	14,345	-6,415

Net fees and commissions and related profit	8	80,259	79,164	1,094
Net fees and commissions	9	41,442	40,342	1,100
Other trust fees	10	38,816	38,822	-5

Net trading income	11	3,501	2,592	908
Net other operating income	12	27,132	19,186	7,945
Net gains on foreign exchange transactions	13	231	1,283	-1,052
Net gains on bonds	14	27,506	13,519	13,987
Net gains from derivatives other than for trading or hedging	15	-472	2,566	-3,039

General and administrative expenses	16	-113,753	-117,910	4,157
Personnel expenses	17	-50,462	-55,886	5,423
Non-personnel expenses	18	-58,057	-56,679	-1,378
Taxes other than income taxes	19	-5,232	-5,344	112

Net business profit before credit costs (1 + 16)	20	103,551	108,994	-5,442
(Excluding Net gains on bonds) (20 - 14)	21	(76,045)	(95,474)	(-19,429)

Provision of general allowance for loan losses	22	—	—	—
Principal guaranteed trust a/c credit costs	23	—	-2,268	2,268
Net business profit	24	103,551	106,725	-3,174
Net non-recurring profit	25	-26,158	-21,645	-4,513

Banking a/c net credit costs	26	-1,264	-7,014	5,749
Written-off of loans	27	-1,264	-7,006	5,741
Provision of specific allowance for loan losses	28	—	—	—
Provision of allowance for loan losses from borrowers in specified foreign countries	29	—	-30	30
Losses on sales of loans	30	—	-7	7

Net gains on stocks	31	-1,126	12,712	-13,839

Others	32	-23,767	-27,343	3,576
Amortization of net actuarial losses/ prior service cost	33	-13,620	-17,804	4,183
Net gains on stock related derivatives	34	-484	-1,086	602

Ordinary profit	35	77,392	85,080	-7,687

Extraordinary profit	36	2,182	2,660	-477
Net gains on disposal of fixed assets	37	-613	-304	-309
Reversal of allowance for loan losses (*1)	38	2,202	1,685	516
Recoveries of written-off claims	39	5,819	1,444	4,374
Costs related to the Management Integration	40	-3,938	-478	-3,459
Impairment losses (*2)	41	-1,108	—	-1,108
Income before income taxes	42	79,575	87,741	-8,165
Total income taxes	43	-30,078	-30,090	11
Income taxes-current	44	-5,519	-6,478	959
Income taxes-deferred	45	-24,559	-23,611	-947

Net income	46	49,497	57,650	-8,153

Total credit costs (22 + 23 + 26 + 38 + 39) (*3)	47	6,756	-6,152	12,909

Overhead ratio (-16/1)	48	52.34%	51.96%	0.38%

(*1)	Due to the reversal of reserves, the amount is included in the extraordinary income for full FY2010
(*2)	Impairment losses related to the relocation of headquarter and etc.
(*3)	Recoveries of written-off of claimes (39) is included in Total credit costs (47) from this presentation. As a result, Total credit costs for FY2010 and FY2009 were decresed by 5,819 million yen and 1,444 million yen from the previous figures respectively. Total credit costs (43) for FY2010 include provision of general allowance for loan losses of -6,773 million yen, which were reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake.

Sumitomo Mitsui Trust Holdings, Inc.

(Reference) Figures by two trust banks

		Millions of Yen
		CMTB Non-consolidated			CMAB Non-consolidated
		FY2010	FY2009	Change	FY2010	FY2009	Change
Gross business profit	1	186,890	194,893	-8,002	30,414	32,011	-1,596
Gross business profit (after written-off of principal guaranteed trust a/c) (1 + 23)	2	(186,890)	(192,624)	(-5,734)	(30,414)	(32,011)	(-1,596)

Net interest income and related profit	3	106,395	125,912	-19,516	15	47	-32
Net interest income	4	98,466	111,566	-13,100	15	47	-32
Domestic	5	78,754	89,939	-11,185	15	47	-32
International	6	19,711	21,626	-1,915	—	—	—
Trust fees from principal guaranteed trust a/c (before written off of principal guaranteed trust a/c)	7	7,929	14,345	-6,415	—	—	—

Net fees and commissions and related profit	8	49,860	47,201	2,658	30,399	31,963	-1,564
Net fees and commissions	9	46,387	43,565	2,822	-4,944	-3,223	-1,721
Other trust fees	10	3,472	3,635	-163	35,343	35,186	157

Net trading income	11	3,501	2,592	908	—	—	—
Net other operating income	12	27,132	19,186	7,945	—	—	—
Net gains on foreign exchange transactions	13	231	1,283	-1,052	—	—	—
Net gains on bonds	14	27,506	13,519	13,987	—	—	—
Net gains from derivatives other than for trading or hedging	15	-472	2,566	-3,039	—	—	—

General and administrative expenses	16	-98,277	-102,091	3,814	-15,475	-15,818	342
Personnel expenses	17	-43,219	-48,155	4,936	-7,243	-7,730	487
Non-personnel expenses	18	-49,966	-48,743	-1,223	-8,091	-7,936	-155
Taxes other than income taxes	19	-5,091	-5,192	101	-141	-152	10

Net business profit before credit costs (1 + 16)	20	88,612	92,801	-4,188	14,938	16,192	-1,254
(Excluding Net gains on bonds) (20 - 14)	21	(61,106)	(79,282)	(-18,175)	(14,938)	(16,192)	(-1,254)

Provision of general allowance for loan losses	22	—	—	—	—	—	—
Principal guaranteed trust a/c credit costs	23	—	-2,268	2,268	—	—	—
Net business profit	24	88,612	90,533	-1,920	14,938	16,192	-1,254
Net non-recurring profit	25	-23,567	-18,598	-4,969	-2,591	-3,047	455

Banking a/c net credit costs	26	-1,264	-7,014	5,749	—	—	—
Written-off of loans	27	-1,264	-7,006	5,741	—	—	—
Provision of specific allowance for loan losses	28	—	—	—	—	—	—
Provision of allowance for loan losses from borrowers in specified foreign countries	29	—	-30	30	—	—	—
Losses on sales of loans	30	—	-7	7	—	—	—

Net gains on stocks	31	-1,126	12,712	-13,839	—	—	—

Others	32	-21,175	-24,296	3,120	-2,591	-3,047	455
Amortization of net actuarial losses/ prior service cost	33	-11,100	-14,874	3,773	-2,520	-2,930	409
Net gains on stock related derivatives	34	-484	-1,086	602	—	—	—

Ordinary profit	35	65,045	71,934	-6,889	12,347	13,145	-798

Extraordinary profit	36	3,366	2,712	654	-1,183	-51	-1,131
Net gains on disposal of fixed assets	37	-601	-302	-299	-12	-1	-10
Reversal of allowance for loan losses (*1)	38	2,202	1,685	516	—	—	—
Recoveries of written-off claims	39	5,819	1,444	4,374	—	—	—
Costs related to the Management Integration	40	-3,372	-428	-2,943	-566	-50	-516
Impairment losses (*2)	41	-522	—	-522	-585	—	-585
Income before income taxes	42	68,412	74,647	-6,235	11,163	13,093	-1,930
Total income taxes	43	-25,558	-24,783	-774	-4,520	-5,306	786
Income taxes-current	44	-158	-183	25	-5,361	-6,294	933
Income taxes-deferred	45	-25,400	-24,600	-800	840	988	-147

Net income	46	42,854	49,863	-7,009	6,643	7,787	-1,144

Total credit costs (22 + 23 + 26 + 38 + 39) (*3)	47	6,756	-6,152	12,909	—	—	—

Overhead ratio (-16/1)	48	52.58%	52.38%	0.20%	50.88%	49.41%	1.46%

(*1)	Due to the reversal of reserves, the amount is included in the extraordinary income for FY2010.
(*2)	Impairment losses related to the relocation of headquarter and etc.
(*3)	Recoveries of written-off of claimes (39) is included in Total credit costs (47) from this presentation. As a result, Total credit costs for FY2010 and FY2009 were decresed by 5,819 million yen and 1,444 million yen from the previous figures respectively. Total credit costs (43) for FY2010 include provision of general allowance for loan losses of -6,773 million yen, which were reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake.

Sumitomo Mitsui Trust Holdings, Inc.

2. Yields and margins

1) Domestic banking a/c

[CMTB Non-consolidated]

	Percentage points
	FY2010			FY2009	Change from FY2009
		2HFY2010	1HFY2010
Average yield on interest-earning assets (A)	1.15	1.15	1.14	1.22	-0.07
Loans and bills discounted (B)	1.34	1.33	1.36	1.49	-0.14
Securities	0.87	0.96	0.80	0.80	0.07

Average yield on interest-bearing liabilities (C)	0.47	0.46	0.48	0.50	-0.02
Deposits (D)	0.46	0.44	0.47	0.52	-0.06

Gross margin (A) - (C)	0.67	0.69	0.66	0.72	-0.04
Loan-deposit margin (B) - (D)	0.88	0.88	0.88	0.97	-0.08

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points
	FY2010			FY2009	Change from FY2009
		2HFY2010	1HFY2010
Average yield on interest-earning assets (A)	1.10	1.11	1.10	1.20	-0.09
Loans and bills discounted (B)	1.34	1.32	1.35	1.51	-0.17
Securities	0.87	0.96	0.80	0.80	0.07

Average yield on interest-bearing liabilities (C)	0.43	0.43	0.44	0.46	-0.02
Deposits (D)	0.41	0.40	0.42	0.47	-0.05

Gross margin (A) - (C)	0.67	0.68	0.65	0.73	-0.06
Loan-deposit margin (B) - (D)	0.92	0.92	0.93	1.04	-0.11

3. Net gains on securities

	[CMTH Consolidated]			[CMTB Non-consolidated]
	Millions of Yen			Millions of Yen
	FY2010	FY2009	Change	FY2010	FY2009	Change
Net gains on bonds	27,369	13,519	13,849	27,506	13,519	13,987

Gains on sales of bonds	35,981	21,764	14,216	35,981	21,764	14,216
Gains on redemption of bonds	—	—	—	—	—	—
Losses on sales of bonds	-8,512	-8,230	-282	-8,375	-8,230	-145
Losses on redemption of bonds	—	—	—	—	—	—
Losses on devaluation of bonds	-99	-14	-84	-99	-14	-84

Net gains on stocks	2,925	12,238	-9,313	-1,126	12,712	-13,839

Gains on sales of stocks	15,838	16,055	-217	13,335	15,966	-2,631
Losses on sales of stocks	-6,220	-1,578	-4,641	-4,076	-1,488	-2,587
Losses on devaluation of stocks	-6,692	-2,238	-4,454	-10,385	-1,765	-8,620

Sumitomo Mitsui Trust Holdings, Inc.

4. Unrealized gains/ losses on investment securities

1) Securities with fair value

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	3,238,437	-3,289	102,228	-105,518	3,592,272	47,044	-353,835	-50,333

Japanese stocks (*)	448,587	38,215	92,655	-54,439	474,967	73,006	-26,380	-34,790

Japanese bonds	1,643,392	-12,987	5,333	-18,321	1,910,748	-3,648	-267,356	-9,338

Government bonds	1,372,527	-14,308	2,696	-17,005	1,636,431	-3,920	-263,903	-10,387
Local government bonds	149	4	4	—	639	4	-489	-0
Corporate bonds	270,714	1,316	2,632	-1,315	273,677	267	-2,962	1,049

Others	1,146,457	-28,517	4,239	-32,757	1,206,556	-22,313	-60,098	-6,204

Held-to-maturity debt securities	297,227	353	1,284	-931	721,082	-294	-423,854	648

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	3,080,596	-19,552	78,922	-98,474	3,428,230	29,251	-347,633	-48,803

Japanese stocks (*)	388,316	20,255	69,493	-49,237	414,379	51,452	-26,063	-31,197

Japanese bonds	1,554,411	-12,975	5,333	-18,308	1,821,768	-3,637	-267,357	-9,337

Government bonds	1,283,546	-14,296	2,696	-16,993	1,547,451	-3,909	-263,904	-10,386
Local government bonds	149	4	4	—	639	4	-489	-0
Corporate bonds	270,714	1,316	2,632	-1,315	273,677	267	-2,962	1,049

Others	1,137,869	-26,832	4,095	-30,927	1,192,082	-18,563	-54,213	-8,269

Held-to-maturity debt securities	297,092	352	1,283	-931	720,946	-296	-423,853	648

(*)	Fair value of listed stocks included in “Available-for-sale securities” is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

<Reference 1>

Breakdown of Available-for-sale securities (Others)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011		Mar. 2010
	Cost	Net	Cost	Net	Change of Cost	Change of Net
Domestic investment (*1)	111,672	-1,041	111,159	-4,307	512	3,265

Asset-backed securities	23,286	-50	13,294	10	9,991	-61

RMBS	7,038	-59	6,612	-108	426	48
CDO	5,000	13	5,000	118	—	-104
Others	11,247	-4	1,681	1	9,565	-5
Others (*2)	88,386	-991	97,865	-4,318	-9,478	3,326

International investment (*1)	946,956	-20,798	1,002,971	-7,244	-56,014	-13,553

Foreign government bonds	352,575	-16,549	557,225	-5,117	-204,649	-11,431
US agency MBS (*3)	344,149	-2,988	260,305	-1,152	83,843	-1,835
Corporate bonds (*4)	250,231	-1,261	175,439	-974	74,791	-287
Asset-backed securities	—	—	10,000	—	-10,000	—

CDO	—	—	10,000	—	-10,000	—

Mutual fund (*5)	79,239	-4,992	77,951	-7,011	1,288	2,018

Total	1,137,869	-26,832	1,192,082	-18,563	-54,213	-8,269

(*1)	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
(*2)	Credit linked note and etc.
(*3)	Constitute by GNMA only.
(*4)	Corporate bonds issued by overseas corporation.
(*5)	Mutual funds invested in equities and credit.

Sumitomo Mitsui Trust Holdings, Inc.

<Reference 2>

Breakdown of Held-to-maturity debt securities

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011		Mar. 2010		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	297,092	352	720,946	-296	-423,853	648
Japanese Government Bonds	—	—	399,155	2,264	-399,155	-2,264
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	22,405	270	22,445	315	-39	-44

Others	274,686	81	299,344	-2,876	-24,698	2,957

Domestic investment (*1)	51,655	537	64,156	-106	-12,500	643
Asset-backed securities (*2)	48,655	492	61,156	-163	-12,500	655

International investment (*1)	223,030	-456	235,188	-2,770	-12,158	2,313
Foreign bonds (*3)	223,030	-456	235,188	-2,770	-12,158	2,313

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	Consisted by RMBS only.
(*3)	Corporate bonds issued by overseas corporation.

2) Securities with no available fair value

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
	Cost
Available-for-sale securities	217,640	213,532	4,107

Japanese stocks	84,287	85,016	-728
Japanese bonds	—	—	—

Others	133,352	128,516	4,836

Domestic investment	126,005	121,665	4,339
International investment	7,347	6,850	497

(*1)	Investment in partnership and etc.
(*2)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

Sumitomo Mitsui Trust Holdings, Inc.

5. Redemption schedule of bonds classified as available-for-sale securities with maturity and held-to-maturity debt securities

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011					Mar. 2010
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	108,017	854,205	563,366	127,386	1,652,976	738,612	1,070,034	353,515	166,704	2,328,867

Government bonds	89,000	646,113	534,977	88,295	1,358,385	684,383	879,307	338,990	129,151	2,031,832
Local government bonds	—	154	—	—	154	490	—	153	—	644
Corporate bonds	19,017	207,938	28,389	39,091	294,437	53,738	190,727	14,371	37,553	296,390

Other	91,181	613,453	222,914	412,121	1,339,672	39,870	806,903	245,477	328,111	1,420,362

(*)	Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011					Mar. 2010
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	19,017	854,070	563,366	127,386	1,563,841	649,612	1,069,899	353,515	166,704	2,239,732

Government bonds	—	645,978	534,977	88,295	1,269,250	595,383	879,172	338,990	129,151	1,942,697
Local government bonds	—	154	—	—	154	490	—	153	—	644
Corporate bonds	19,017	207,938	28,389	39,091	294,437	53,738	190,727	14,371	37,553	296,390

Other	91,251	677,605	268,927	412,121	1,449,905	39,870	851,092	309,885	328,111	1,528,959

(*)	Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

6. Shareholdings

1) Balance of listed stocks

[CMTH Consolidated]

	Billions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010
Cost basis (A)	447.5	460.0	473.9
Mark-to-market basis	486.0	477.0	546.9
Tier I (B)	791.1	775.4	742.4

Percentage (A) / (B)	56.5%	59.3%	63.8%

2) Unwinding of cross shareholdings (Cost basis)

[CMTB Non-consolidated (*)]

	Billions of Yen
	FY2010		FY2009
		1HFY2010		1HFY2009
Cost basis	27.3	9.3	22.9	4.4

(*1)	Including cross shareholdings with no available fair value.
(*2)	Figures for CMTH Equity Investments is included.

7. Deferred unrealized gains/ losses on Hedge accounting applied derivative transactions

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Interest rate related	2,180	4,782	1,657	-2,602	522
Interest rate swaps	2,180	4,782	1,657	-2,602	522
Currency related	1,226	1,140	1,062	85	163
Stock related	—	—	—	—	—
Bond related	—	-1,117	-14	1,117	14

Total	3,406	4,805	2,705	-1,399	701

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Interest rate related	2,180	4,782	1,657	-2,602	522
Interest rate swaps	2,180	4,782	1,657	-2,602	522
Currency related	-39	-25	249	-14	-288
Stock related	—	—	—	—	—
Bond related	—	-1,117	-14	1,117	14

Total	2,140	3,639	1,891	-1,499	249

Sumitomo Mitsui Trust Holdings, Inc.

8. BIS capital adequacy ratio (Basel II)

[CMTH Consolidated] (No. 2 Standard: Japanese domestic standard for bank holding company)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,119.4	1,068.9	1,038.6	50.4	80.7

Tier I	791.1	775.4	742.4	15.6	48.6

Shareholders’ equity	660.6	651.1	625.6	9.5	35.0
Minority interest	187.8	187.8	187.8	-0.0	0
Preferred securities	183.5	183.5	183.5	—	—
Goodwill equivalents	-33.0	-34.1	-35.3	1.0	2.2

Tier II	343.7	312.2	319.2	31.5	24.4

Deduction (double gearing, etc.)	-15.4	-18.7	-23.0	3.2	7.5

Total risk-weighted assets (Note)	6,799.0	7,116.9	7,526.0	-317.9	-727.0

BIS capital adequacy ratio	16.46%	15.02%	13.80%	1.44%	2.66%
Tier I capital ratio	11.63%	10.89%	9.86%	0.74%	1.77%

[CMTB Consolidated (*)] (Domestic standard)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,024.7	974.4	923.6	50.3	101.1

Tier I	696.4	680.8	627.4	15.6	69.0

Shareholders’ equity	724.4	714.8	681.5	9.5	42.8

Tier II	343.7	312.2	319.2	31.5	24.4

Deduction (double gearing, etc.)	-15.4	-18.6	-22.9	3.1	7.5

Total risk-weighted assets (Note)	6,622.5	6,935.0	7,333.7	-312.4	-711.2

BIS capital adequacy ratio	15.47%	14.05%	12.59%	1.42%	2.88%
Tier I capital ratio	10.51%	9.81%	8.55%	0.70%	1.96%

(*)	Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Mar. 2011 are 15.67% and 10.83%, respectively.

[CMAB Non-consolidated] (Domestic standard)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	35.2	38.5	35.2	-3.2	0.0

Tier I	35.2	38.5	35.2	-3.2	0.0

Shareholders’ equity	35.2	38.5	35.2	-3.2	0.0

Tier II	—	—	—	—	—

Deduction (double gearing, etc.)	—	—	—	—	—

Total risk-weighted assets (Note)	112.2	116.1	119.8	-3.8	-7.5

BIS capital adequacy ratio	31.44%	33.22%	29.42%	-1.78%	2.02%
Tier I capital ratio	31.44%	33.22%	29.42%	-1.78%	2.02%

<Reference>

[CMTH Consolidated] (No. 1 standard: International standard for bank holding company)

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,119.3	1,076.4	1,058.6	42.9	60.7

Tier I	791.1	775.4	742.4	15.6	48.6

Shareholders’ equity	660.6	651.1	625.6	9.5	35.0
Minority interest	187.8	187.8	187.8	-0.0	0.0
Preferred securities	183.5	183.5	183.5	—	—
Goodwill equivalents	-33.0	-34.1	-35.3	1.0	2.2

Tier II	343.7	319.7	339.2	24.0	4.4

Deduction (double gearing, etc.)	-15.4	-18.7	-23.0	3.2	7.5

Total risk-weighted assets (Note)	6,927.0	7,222.4	7,679.0	-295.4	-752.0

BIS capital adequacy ratio	16.15%	14.90%	13.78%	1.25%	2.37%
Tier I capital ratio	11.42%	10.73%	9.66%	0.69%	1.76%

(*)	Risk measurement methodologies are as follows.

	CMTH Consolidated	CMTB Consolidated	CMAB Non-consolidated
Credit risk	Foundation Internal Ratings-Based Approach	Foundation Internal Ratings-Based Approach	Standardized Approach

Operational risk	Standardized Approach	Standardized Approach	Standardized Approach

Market risk (Domestic standard)	Standardized Measurement Method

Sumitomo Mitsui Trust Holdings, Inc.

9. Return on equity (ROE)

[CMTH Consolidated]

	Percentage points
	FY2010	FY2009	Change
Return (Net income) on shareholders’ equity	7.23	9.03	-1.80
Return (Net income) on equity	7.18	9.77	-2.59

[CMTB Non-consolidated + CMAB Non-consolidated]

	Percentage points
	FY2010	FY2009	Change
Return (Net income) on shareholders’ equity	6.30	7.74	-1.44
Return (Net income) on equity	6.37	8.28	-1.91

(*1)	Return on shareholders’ equity (equity) formula

= Net income ÷ { (Beginning balance of shareholders’ equity (equity) + Ending balance of shareholders’ equity (equity)) ÷2 } X 100

(*2)	Shareholders’ equity = Total net assets - Minority interests - Valuation and translation adjustments
(*3)	Equity = Total net assets - Minority interests

10. Assets and liabilities (Banking a/c and Principal guaranteed trust a/c combined, Domestic Branches)

1) Balance of major accounts

[CMTB Non-consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Loans and bills discounted	(Ending balance)	9,084,293	9,181,037	-96,743
	(Average balance)	8,135,603	8,424,300	-288,697

Banking account	(Ending balance)	8,861,578	8,938,774	-77,196
	(Average balance)	7,901,551	8,153,866	-252,315
Principal guaranteed trust account	(Ending balance)	222,715	242,262	-19,547
	(Average balance)	234,052	270,433	-36,381

Deposits, Trust principal	(Ending balance)	10,446,083	10,204,023	242,059
	(Average balance)	10,120,556	10,135,926	-15,369

Deposits (*1)	(Ending balance)	9,336,168	8,822,170	513,997
	(Average balance)	8,887,007	8,613,003	274,004

Time deposits	(Ending balance)	7,703,144	7,459,199	243,944
	(Average balance)	7,551,985	7,326,288	225,697
Liquid deposits (*2)	(Ending balance)	1,530,150	1,315,682	214,467
	(Average balance)	1,281,156	1,242,329	38,827

Trust principal	(Ending balance)	1,109,914	1,381,852	-271,938
	(Average balance)	1,233,549	1,522,923	-289,374

(*1)	Excluding NCDs.
(*2)	Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors (Domestic branches)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Individuals	8,105,356	8,101,835	8,038,067	3,521	67,288
Deposits (*)	7,260,363	7,177,676	6,999,480	82,687	260,883
Trust principal (Principal guaranteed)	844,993	924,159	1,038,587	-79,165	-193,594

Corporations and other organizations	1,932,078	1,683,963	1,707,135	248,115	224,943
Deposits (*)	1,817,270	1,569,404	1,582,897	247,865	234,372
Trust principal (Principal guaranteed)	114,808	114,558	124,237	249	-9,429

Others	401,743	401,855	453,284	-112	-51,541

Total	10,439,178	10,187,654	10,198,488	251,523	240,690

(*)	Excluding NCDs and offshore accounts.

Sumitomo Mitsui Trust Holdings, Inc.

11. Loans (Banking a/c and Principal guaranteed trust a/c combined)

1) Loans to small and mid-sized enterprises

[CMTB Non-consolidated]

	Percentage points, Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Loan balance	6,371,613	6,384,537	6,373,187	-12,923	-1,574
Ratio to total loan balance	70.1	70.1	69.4	-0.0	0.7

2) Consumer loans (Banking a/c and Principal guaranteed trust a/c combined)

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Residential mortgage loans	3,335,190	3,301,496	3,331,260	33,693	3,929
Loans to individual for business use	203,403	219,473	237,392	-16,070	-33,989
Other consumer loans	46,962	48,974	50,420	-2,011	-3,457

Total	3,585,556	3,569,944	3,619,074	15,611	-33,518

3) Overseas loans by borrowers’ location (Banking a/c and Principal guaranteed trust a/c combined)

(1) Loans to Japanese corporations operating overseas

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total	121,319	109,902	118,202	11,416	3,117

North America	24,322	7,699	9,683	16,623	14,638
Europe	19,180	18,889	20,583	291	-1,402
Latin America	63,382	67,525	66,346	-4,142	-2,964
Asia and Oceania	13,900	15,245	21,502	-1,345	-7,601

(*)	Based on borrowers’ location.

(2) Loans to overseas non-Japanese borrowers

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total	66,364	71,643	84,337	-5,279	-17,973

North America	19,435	27,683	38,665	-8,248	-19,229
Europe	29,611	30,212	30,414	-601	-802
Latin America	352	417	543	-64	-190
Asia and Oceania	16,964	13,329	14,714	3,635	2,249

(*)	Based on the location of final exposure.

4) Loans by industry

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	9,080,135	9,096,496	9,175,773	-16,361	-95,638

Manufacturing	899,202	911,495	899,929	-12,292	-726
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	1,061	1,077	1,125	-15	-63
Construction	70,721	72,983	83,407	-2,262	-12,686
Electricity, gas, heat supply and water	268,080	182,970	168,353	85,109	99,726
Information and communications	28,913	35,047	35,264	-6,134	-6,350
Transport and postal activities	559,349	554,754	574,252	4,595	-14,902
Wholesale and retail trade	428,544	461,271	451,036	-32,727	-22,492
Finance and insurance	1,686,869	1,729,153	1,666,365	-42,284	20,503
Real estate	1,239,384	1,280,711	1,364,832	-41,327	-125,447
Goods rental and leasing	139,271	149,320	172,358	-10,048	-33,087
Others	3,758,736	3,717,710	3,758,847	41,025	-111

Offshore	4,158	4,576	5,263	-417	-1,105

Total	9,084,293	9,101,072	9,181,037	-16,779	-96,743

(*)	Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

Sumitomo Mitsui Trust Holdings, Inc.

12. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	106,998	111,663	127,742	-4,665	-20,744

Loans in bankrupt and practically bankrupt	19,415	23,939	22,912	-4,524	-3,496
Doubtful loans	46,207	47,514	78,941	-1,307	-32,734
Substandard loans (b)	41,375	40,209	25,889	1,166	15,486

Ordinary assets	9,439,117	9,484,831	9,569,842	-45,713	-130,725

Total loan balance (d)	9,546,115	9,596,495	9,697,585	-50,379	-151,469

(Ratio to total loan balance (a) / (d))	(1.1%)	(1.2%)	(1.3%)	(-0.1%)	(-0.2%)

(*)	Partial direct written-off: Mar. 2011: 22,345 million yen, Sep. 2010: 28,200 million yen, Mar. 2010: 33,562 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	89,599	99,794	118,255	-10,195	-28,656

Loans in bankrupt and practically bankrupt	17,341	21,875	19,863	-4,534	-2,522
Doubtful loans	44,028	45,833	77,098	-1,804	-33,069
Substandard loans (b)	28,229	32,085	21,293	-3,856	6,936

Ordinary assets	9,196,700	9,210,267	9,258,853	-13,567	-62,153

Loans to substandard debtors (excluding Substandard loans) (c)	580	2,619	107	-2,039	473
Loans to other special mention debtors	334,978	351,655	387,058	-16,677	-52,080
Loans to ordinary debtors	8,861,141	8,855,992	8,871,688	5,149	-10,546

Total loan balance (d)	9,286,300	9,310,062	9,377,109	-23,762	-90,809

(Ratio to total loan balance (a) / (d))	(1.0%)	(1.1%)	(1.3%)	(-0.1%)	(-0.3%)

Loans to substandard debtors (b) + (c)	28,809	34,705	21,400	-5,895	7,409

(*)	Partial direct written-off: Mar. 2011: 19,319 millions yen, Sep. 2010: 25,192 million yen, Mar. 2010: 29,277 million yen

2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	89,599	99,794	118,255	-10,195	-28,656

Coverage ratio	74.5%	75.4%	81.0%	-0.1%	-6.4%
Allowance ratio	38.2%	43.9%	50.0%	-5.6%	-11.7%

Loans in bankrupt and practically bankrupt	17,341	21,875	19,863	-4,534	-2,522

Coverage ratio	100.0%	100.0%	100.0%	—%	—%
Allowance ratio	100.0%	100.0%	100.0%	—%	—%

Doubtful loans	44,028	45,833	77,098	-1,804	-33,069

Coverage ratio	86.0%	87.9%	92.2%	-1.9%	-6.1%
Allowance ratio	39.5%	48.7%	66.6%	-9.1%	-27.1%

Substandard loans	28,229	32,085	21,293	-3,856	6,936

Coverage ratio	41.1%	40.8%	23.0%	0.3%	18.1%
Allowance ratio	13.2%	13.4%	11.5%	-0.1%	1.7%

(*1)	Coverage ratio = (Collateral value after considering haircuts + allowance for loan losses) / loan balance
Allowance	ratio = Allowance for loan losses / (Loan balance - collateral value after considering haircuts)
(*2)	Other than above mentioned, there are Reserves for loan trust of 1,377 million yen and Reserves for JOMT (Jointly-operated money trust) of 33 million yen.

Sumitomo Mitsui Trust Holdings, Inc.

3) Problem assets based on the Financial Reconstruction Act by industry

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Sep. 2010
Domestic Branches (excluding offshore)	89,372	99,541	117,959	-10,168	-28,586

Manufacturing	3,263	4,464	2,498	-1,200	764
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	—	—	—	—	—
Construction	1,194	1,716	2,425	-522	-1,231
Electricity, gas, heat supply and water	192	231	231	-39	-39
Information and communications	402	3,288	3,297	-2,886	-2,895
Transport and postal activities	785	646	1,650	139	-864
Wholesale and retail trade	4,584	3,652	6,970	932	-2,385
Finance and insurance	13,746	15,320	15,118	-1,574	-1,372
Real estate	24,796	29,775	50,945	-4,978	-26,148
Goods rental and leasing	69	69	88	-	-19
Others	40,337	40,375	34,732	-38	5,605

Offshore	226	253	296	-26	-69

Total	89,599	99,794	118,255	-10,195	-28,656

(*)	Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

13. Self-Assessment and Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined (*))

[CMTB Non-consolidated]

(in billions of Yen, %)

(*)	1.4 billion yen of reserves for loan trust and reserves for JOMT (Jointly-operated money trust) are posted in principal guaranteed trust account.

Sumitomo Mitsui Trust Holdings, Inc.

14. Risk monitored loans (Banking a/c and Principal guaranteed trust a/c combined (*))

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	105,552	110,305	119,984	-4,752	-14,432

Loans in bankruptcy proceedings	11,209	14,910	14,278	-3,701	-3,068
Other delinquent loans	52,967	55,185	79,817	-2,217	-26,850
Loans past due 3 months or more	43	384	58	-341	-15
Restructured loans	41,332	39,824	25,831	1,507	15,501

Total loan balance	9,090,935	9,108,364	9,191,430	-17,429	-100,495

(Ratio to total loan balance)	(1.1%)	(1.2%)	(1.3%)	(0.0%)	(-0.1%)

(*)	Partial direct written-off: Mar. 2011: 22,067 million yen, Sep. 2010: 27,690 million yen, Mar. 2010: 32,492 million yen

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	88,191	98,481	110,553	-10,289	-22,362

Loans in bankruptcy proceedings	10,002	13,741	12,622	-3,738	-2,620
Other delinquent loans	49,959	52,654	76,638	-2,694	-26,678
Loans past due 3 months or more	43	384	58	-341	-15
Restructured loans	28,186	31,700	21,234	-3,514	6,951

Total loan balance	9,088,247	9,105,477	9,188,256	-17,230	-100,009

(Ratio to total loan balance)	(0.9%)	(1.0%)	(1.2%)	(-0.1%)	(-0.2%)

(*)	Partial direct written-off: Mar. 2011: 19,041 million yen, Sep. 2010: 24,682 million yen, Mar. 2010: 28,157 million yen

Sumitomo Mitsui Trust Holdings, Inc.

15. Allowance for loan losses

1) Allowance for loan losses

(Banking account)

[CMTH Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Allowance for loan losses	47,690	46,739	53,410	951	-5,720

General allowance for loan losses	32,001	26,338	29,197	5,663	2,804
Specific allowance for loan losses	15,688	20,400	24,156	-4,712	-8,468
Allowance for loan losses from borrowers in specified foreign countries	—	—	56	—	-56

Partial direct written-off	22,345	28,200	33,562	-5,855	-11,217

(*)	Provision of general allowance for loan losses of 6,773 million yen, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in Allowance for loan losses as of Mar. 2011.

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Allowance for loan losses	39,852	39,014	46,519	838	-6,666

General allowance for loan losses	28,299	22,741	26,223	5,558	2,075
Specific allowance for loan losses	11,553	16,273	20,239	-4,719	-8,686
Allowance for loan losses from borrowers in specified foreign countries	—	—	56	—	-56

Partial direct written-off	19,319	25,192	29,227	-5,873	-9,908

(*)	Provision of general allowance for loan losses of 6,773 million yen, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in Allowance for loan losses as of Mar. 2011.

(Trust account)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Reserves for loan trust	1,377	1,739	2,129	-362	-751
Reserves for JOMT (Jointly-operated money trust)	33	37	43	-4	-9

Total	1,411	1,777	2,173	-366	-761

(*)	Principal guaranteed trust a/c

2) Reserve ratio for loans to special mention/ ordinary debtors (general allowance for loan losses) (*)

[CMTB Non-consolidated]

(Banking account)

	Percentage points
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Loans to Special mention debtors	1.9	2.1	2.1	-0.2	-0.2

Loans to Substandard debtors	12.2	11.9	17.2	0.3	-5.0
(Against uncovered portion)	(22.5)	(21.8)	(22.4)	(0.6)	(0.1)

Loans to other special mention debtors	1.2	1.4	1.7	-0.1	-0.4
(Against uncovered portion)	(3.1)	(3.5)	(3.9)	(-0.3)	(-0.7)

Loans to Ordinary debtors	0.1	0.1	0.1	0.0	0.0

(*)	Other than specified, above list indicate the ratio of general allowance for loan losses to total loan balance. General allowance for loan losses, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is excluded.

Sumitomo Mitsui Trust Holdings, Inc.

16. Final disposal of non-performing loans (Banking a/c and Principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories

[CMTB Non-consolidated]

Total

	Billions of Yen
	Mar. 2008	Sep. 2008	Mar. 2009	Sep. 2009	Mar. 2010	Sep. 2010	Mar. 2011	Change from Sep. 2010
Loans in bankrupt/ practically bankrupt	15.7	41.8	36.6	32.6	19.8	21.8	17.3	-4.5
Doubtful loans	60.3	74.8	85.7	97.4	77.0	45.8	44.0	-1.8

Total	76.0	116.6	122.3	130.0	96.9	67.7	61.3	-6.3

Loans outstanding in doubtful or worse categories as of Mar. 2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt	15.7	8.2	6.8	4.8	3.7	4.0	3.7	-0.3
Doubtful loans	60.3	44.8	35.6	27.3	24.3	18.8	17.4	-1.4

Total	76.0	53.1	42.5	32.1	28.1	22.9	21.1	-1.7

New entry to doubtful or worse categories during 1HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt		33.5	21.7	19.9	6.3	5.8	5.5	-0.2
Doubtful loans		29.9	17.9	9.4	17.6	3.7	1.5	-2.1

Total		63.4	39.6	29.3	23.9	9.5	7.0	-2.4

New entry to doubtful or worse categories during 2HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt			8.0	4.3	2.3	0.7	0.4	-0.2
Doubtful loans			32.0	28.1	8.7	5.2	4.6	-0.6

Total			40.1	32.5	11.0	5.9	5.0	-0.8

New entry to doubtful or worse categories during 1HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt				3.5	5.3	7.4	3.8	-3.5
Doubtful loans				32.4	16.5	9.5	8.8	-0.6

Total				35.9	21.9	16.9	12.6	-4.2

New entry to doubtful or worse categories during 2HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt					2.1	2.2	1.0	-1.1
Doubtful loans					9.8	3.2	2.8	-0.4

Total					11.9	5.4	3.9	-1.5

New entry to doubtful or worse categories during 1HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt						1.5	1.3	-0.1
Doubtful loans						5.2	3.6	-1.5

Total						6.7	5.0	-1.7

New entry to doubtful or worse categories during 2HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt							1.2	1.2
Doubtful loans							5.1	5.1

Total							6.3	6.3

2) Progress of final disposal

[CMTB Non-consolidated]

(Billions of Yen)

Period	Primary amount (A)	Amount as of Mar. 2011 (B)	Quasi final disposal or in the process of final disposal (Less) (C)	Amount of final disposal during 2HFY2011 (Less)	Ratio of final disposal progression (%) (A-B) / A	Adjusted ratio of final disposal progression (%) (*) (A-B-C) / A

Before 2HFY2007	1,594.0	21.1	2.7	1.7	98.7%	98.8%
1HFY2008	63.4	7.0	5.4	2.4	88.8%	97.4%
2HFY2008	40.1	5.0	0.6	0.8	87.3%	88.9%
1HFY2009	35.9	12.6	3.6	4.2	64.7%	74.9%
2HFY2009	11.9	3.9	0.3	1.5	67.3%	70.6%
1HFY2010	6.7	5.0	0.5	1.7	25.6%	33.6%
2HFY2010	6.3	6.3	0.3	—	—	5.4%

Total	—	61.3	13.7	12.7	—	—

(*)	Ratio of final disposal progression considering quasi final disposal

Sumitomo Mitsui Trust Holdings, Inc.

17. Retirement benefits

[CMTH Consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Projected benefit obligation	(A)	185,335	182,101	3,234
(Discount rate)		(1.9%)	(1.9%)	(-%)

Plan assets	(B)	193,333	209,054	-15,720
Provision for retirement benefits	(C)	2,859	2,662	197
Advanced benefit paid	(D)	95,318	100,379	-5,060
Unrecognized net prior service cost	(E)	—	—	—
Unrecognized net actuarial loss	(A-B-C+D-E)	84,461	70,763	13,697

		Millions of Yen
		FY2010	FY2009	Change
Retirement benefit expenses		-12,261	-23,290	11,028

[CMTB Non-consolidated + CMAB Non-consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Projected benefit obligation	(A)	178,816	176,023	2,792
(Discount rate)		(1.9%)	(1.9%)	(-%)

Plan assets	(B)	190,850	206,685	-15,835
Provision for retirement benefits	(C)	—	—	—
Advanced benefit paid	(D)	95,237	100,313	-5,076
Unrecognized net prior service cost	(E)	—	—	—
Unrecognized net actuarial loss	(A-B-C+D-E)	83,203	69,651	13,552

		Millions of Yen
		FY2010	FY2009	Change
Retirement benefit expenses		-11,549	-22,508	10,959

Service cost-benefits earned		-3,640	-3,562	-77
Interest cost on projected benefit obligation		-3,344	-3,350	5
Expected return on plan assets		9,507	2,581	6,925
Disposal of prior service cost		—	—	—
Disposal of actuarial loss		-13,620	-17,804	4,183
Others (additional benefit at retirement, etc)		-451	-373	-78

Sumitomo Mitsui Trust Holdings, Inc.

18. Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

[CMTH Consolidated]

	Billions of Yen
	Mar. 2011	Mar. 2010	Change
Deferred tax assets (A)	143.0	150.2	-7.2

Allowance for loan losses (including written-off of loans)	23.5	28.8	-5.2
Devaluation of securities	15.7	12.8	2.9
Provision for retirement benefits	7.4	6.2	1.1
Loss carry forwards	88.3	160.5	-72.1
Valuation difference on available-for-sale securities	11.9	—	11.9
Others	52.1	54.9	-2.7
Valuation allowance	-38.9	-88.3	49.3
Offset with deferred tax liabilities	-17.1	-24.7	7.6

Deferred tax liabilities (B)	3.9	5.3	-1.3

Employee retirement benefit trust	8.7	8.7	—
Defined hedge gains/ losses	2.3	1.8	0.4
Valuation difference on available-for-sale securities	4.2	13.8	-9.6
Others	5.7	5.5	0.1
Offset with deferred tax assets	-17.1	-24.7	7.6

Net deferred tax assets (A) - (B)	139.0	144.9	-5.8

Percentage to Tier I	17.6%	19.5%	-1.9%
Tier I	791.1	742.4	48.6

[CMTB Non-consolidated]

	Billions of Yen
	Mar. 2011	Mar. 2010	Change
Deferred tax assets (A)	134.4	140.4	-5.9

Allowance for loan losses (including written-off of loans)	20.1	25.6	-5.5
Devaluation of securities	14.7	12.0	2.7
Provision for retirement benefits	2.8	2.2	0.6
Loss carry forward	75.0	149.3	-74.3
Valuation difference on available-for-sale securities	11.3	—	11.3
Others	46.4	48.0	-1.5
Valuation allowance	-22.3	-74.8	52.5
Offset with deferred tax liabilities	-13.7	-21.9	8.2

Deferred tax liabilities (B)	—	—	—

Employee retirement benefit trust	8.7	8.7	—
Defined hedge gains/ losses	1.4	1.2	0.1
Valuation difference on available-for-sale securities	—	8.2	-8.2
Others	3.4	3.5	-0.1
Offset with deferred tax assets	-13.7	-21.9	8.2

Net deferred tax assets (A) - (B)	134.4	140.4	-5.9

Percentage to Tier I	18.5%	20.6%	-2.1%
Tier I	726.0	678.9	47.1

2) Adequacy for calculating and posting net deferred tax assets

[CMTB Non-consolidated]

Although there are significant operating loss carryforwards on the tax base, as the loss carryforwards are due to extraordinary factors and temporary factors, “examples (4) proviso” of Practical Guideline is applied. Period for estimated future taxable income is 5 years, which is allowed to record pursuant to Practical Guideline subject to rational earnings projection.

	Billions of Yen
	FY2010	FY2009	FY2008	FY2007	FY2006
Taxable income before deduction of loss carry forwards (*)	61.1	94.8	-184.6	158.4	63.0
Net business profit before credit costs	88.6	92.8	93.2	127.2	148.8

(*)	Figure for FY2010 is estimated.

Sumitomo Mitsui Trust Holdings, Inc.

<Reference> Other reference financial figures

Balance Sheets

[CMTB Non-consolidated]

Items	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Assets:
Cash and due from banks	471,833	245,874	225,959
Cash	65,515	34,803	30,711
Due from banks	406,318	211,070	195,247
Call loans	—	6,512	-6,512
Receivables under securities borrowing transactions	9,378	1,521	7,857
Monetary claims bought	99,921	98,818	1,102
Trading assets	36,568	22,778	13,790
Trading securities	314	50	264
Trading-related financial derivatives	12,295	10,784	1,510
Other trading assets	23,958	11,943	12,014
Securities	3,682,399	4,494,557	-812,157
Japanese government bonds	1,269,250	1,942,697	-673,447
Japanese municipal bonds	154	644	-490
Japanese corporate bonds	294,437	296,390	-1,952
Stocks	661,107	723,031	-61,924
Other securities	1,457,450	1,531,793	-74,343
Loans and bills discounted	8,861,578	8,938,774	-77,196
Bills discounted	3,035	4,325	-1,289
Loans on bills	1,282,680	1,301,022	-18,342
Loans on deeds	6,820,953	6,921,141	-100,188
Overdrafts	754,908	712,284	42,624
Foreign exchanges	12,259	767	11,492
Due from foreign banks	12,259	767	11,492
Other assets	355,446	410,641	-55,194
Prepaid expenses	739	728	11
Accrued income	26,479	27,820	-1,340
Initial margin on futures	245	313	-68
Variation margin on futures	4	24	-20
Financial derivatives	41,004	45,053	-4,048
Others	286,973	336,699	-49,726
Tangible fixed assets	98,389	99,887	-1,497
Buildings	27,446	29,167	-1,720
Land	64,079	65,063	-984
Construction in progress	0	46	-46
Other tangible fixed assets	6,863	5,609	1,253
Intangible fixed assets	19,876	19,311	564
Software	15,011	12,511	2,499
Other intangible fixed assets	4,864	6,800	-1,935
Deferred tax assets	134,463	140,434	-5,971
Customers’ liabilities for acceptances and guarantees	49,680	48,101	1,578
Allowance for loan losses	-39,852	-46,519	6,666

Total assets	13,791,942	14,481,460	-689,517

Sumitomo Mitsui Trust Holdings, Inc.

Balance Sheets

[CMTB Non-consolidated]

Items	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Liabilities:
Deposits	9,336,168	8,822,170	513,997
Current deposits	115,883	114,409	1,473
Ordinary deposits	1,392,847	1,176,763	216,083
Saving deposit	2,801	2,993	-192
Deposits at notice	18,618	21,514	-2,896
Time deposits	7,703,144	7,459,199	243,944
Other deposits	102,873	47,288	55,584
Negotiable certificates of deposit	370,020	362,190	7,830
Call money	248,956	217,161	31,795
Collateral for lending securities	1,161,653	1,702,697	-541,044
Trading liabilities	7,716	7,911	-195
Trading-related financial derivatives	7,716	7,911	-195
Borrowed money	678,983	1,217,246	-538,263
Borrowed money	678,983	1,217,246	-538,263
Foreign exchanges	—	21	-21
Foreign bills payable	—	21	-21
Corporate bonds	267,247	234,750	32,496
Borrowed money from trust account	801,657	995,612	-193,955
Other liabilities	116,361	127,070	-10,709
Income taxes payable	853	1,515	-662
Accrued expenses	65,873	56,822	9,051
Unearned revenue	1,110	1,350	-239
Deposits received from employees	5,044	4,759	285
Derivatives other than for trading-liabilities	33,629	45,420	-11,790
Asset retirement obligations	551	—	551
Others	9,298	17,203	-7,904
Provision for bonuses	2,011	2,050	-39
Provision for directors’ retirement benefits	—	875	-875
Provision for contingent loss	14,867	11,567	3,299
Acceptances and guarantees	49,680	48,101	1,578

Total liabilities	13,055,323	13,749,429	-694,106

Net assets:
Capital stock	399,697	399,697	—
Capital surplus	149,011	149,011	—
Legal capital surplus	149,011	149,011	—
Retained earnings	211,557	177,199	34,357
Legal retained earnings	47,908	46,008	1,900
Other retained earnings	163,648	131,191	32,457
Retained earnings brought forward	163,648	131,191	32,457

Shareholders’ equity	760,266	725,909	34,357

Valuation difference on available-for-sale securities	-9,249	19,762	-29,012
Deferred gains or losses on hedges	2,140	1,891	249
Revaluation reserve for land	-16,537	-15,532	-1,004

Valuation and translation adjustments	-23,647	6,121	-29,768

Total net assets	736,619	732,030	4,589

Total liabilities and net assets	13,791,942	14,481,460	-689,517

Sumitomo Mitsui Trust Holdings, Inc.

Statements of Income

[CMTB Non-consolidated]

Items	Millions of Yen
	FY2010	FY2009	Change
Ordinary income	288,582	306,260	-17,677
Trust fees	11,402	15,713	-4,310
Interest income	158,103	180,444	-22,341
Interest on loans and discounts	105,956	121,276	-15,320
Interest and dividends on securities	46,901	55,265	-8,364
Interest on call loans	364	179	185
Interest on receivables under securities borrowing transactions	139	77	62
Interest on deposits with banks	421	101	319
Interest on interest rate swaps	2,948	1,998	949
Other interest income	1,371	1,544	-173
Fees and commissions	60,993	59,136	1,856
Domestic and foreign exchanges	1,025	951	74
Other fees and commissions received	59,968	58,185	1,782
Trading income	3,943	2,592	1,350
Income from trading securities and derivatives	8	10	-1
Income from securities and derivatives related to trading transactions	—	138	-138
Income from trading-related financial derivatives	3,837	2,260	1,577
Other trading income	96	183	-86
Other ordinary income	36,223	27,505	8,718
Gains on foreign exchange transactions	231	1,283	-1,052
Gains on sale of bonds	35,981	21,764	14,216
Gains on financial derivatives	—	2,566	-2,566
Others	11	1,890	-1,878
Other income	17,916	20,868	-2,951
Gains on sale of shares and other securities	13,335	15,966	-2,631
Gains on money held in trust	5	47	-41
Others	4,575	4,854	-278

Ordinary expenses	223,537	234,325	-10,788
Interest expenses	59,636	68,881	-9,245
Interest on deposits	40,836	45,065	-4,228
Interest on negotiable certificates of deposit	543	1,469	-926
Interest on call money	427	575	-147
Interest on payable under repurchase agreements	—	17	-17
Interest on payable under securities lending transactions	2,537	3,483	-945
Interest on borrowed money	2,665	3,827	-1,162
Interest on corporate bonds	7,642	7,512	129
Other interest expenses	4,983	6,929	-1,946
Fees and commissions payments	14,606	15,571	-965
Domestic and foreign exchanges	557	542	14
Other fees and commissions paid	14,049	15,028	-979
Trading expenses	441	—	441
Expenses on Securities and Derivatives related to Trading Transactions	441	—	441
Other ordinary expenses	9,091	8,318	772
Losses on sale of bonds	8,375	8,230	145
Losses on devaluation of bonds	99	14	84
Losses on financial derivatives	472	—	472
Others	143	73	70
General and administrative expenses	109,896	117,473	-7,577
Other expenses	29,864	24,080	5,784
Claims written-off	1,264	7,006	-5,741
Losses on sale of shares and other securities	4,076	1,488	2,587
Losses on devaluation of shares and other securities	10,385	1,765	8,620
Losses on money held in trust	—	24	-24
Others	14,137	13,795	342

Ordinary profit	65,045	71,934	-6,889

Extraordinary income	8,136	3,443	4,693
Gains on disposal of fixed assets	115	—	115
Reversal of allowance for loan losses	2,202	1,685	516
Recoveries of written-off claims	5,819	1,444	4,374
Reversal of provision for contingent loss	—	313	-313

Extraordinary loss	4,770	731	4,039
Losses on disposal of fixed Assets	716	302	414
Impairment loss	522	—	522
Costs related to the Management integration	3,372	428	2,943
Others	158	—	158

Income before Income Taxes and Minority Interests	68,412	74,647	-6,235
Income taxes-Current	158	183	-25
Income taxes-Deferred	25,400	24,600	800
Income taxes	25,558	24,783	774
Net income	42,854	49,863	-7,009

Sumitomo Mitsui Trust Holdings, Inc.

1) Statement of trust account

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Loans and bills discounted	231,858	254,912	-23,054
Securities	3,308	3,392	-84
Beneficiary rights	67	107	-39
Securities held in custody accounts	120	123	-2
Money claims	203	236	-33
Tangible fixed assets	5,029,793	5,334,660	-304,867
Intangible fixed assets	31,047	26,982	4,064
Other claims	37,047	37,588	-540
Loans to banking account	801,657	995,612	-193,955
Cash and due from banks	185,923	198,314	-12,391

Total assets	6,321,027	6,851,932	-530,905

Money trusts	777,634	858,784	-81,149
Property formation benefit trusts	13,339	13,657	-317
Loan trusts	228,260	358,777	-130,517
Money entrusted, other than money trusts	237	253	-15
Securities trusts	126	128	-1
Money claim trusts	1,074	1,168	-93
Land and fixtures trusts	76,231	75,951	280
Composite trusts	5,224,081	5,543,168	-319,086
Other trusts	40	42	-2

Total liabilities	6,321,027	6,851,932	-530,905

2) Breakdown of principal guaranteed trust a/c

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Money trusts
Loans and bills discounted	222,715	242,262	-19,547
Others	660,770	782,525	-121,754

Total assets	883,485	1,024,787	-141,302

Principal	883,457	1,024,773	-141,315
Reserves for JOMT (Jointly-operated money trust)	33	43	-9
Others	-5	-29	23

Total liabilities	883,485	1,024,787	-141,302

Loan trusts
Securities	482	488	-5
Others	229,125	361,317	-132,192

Total assets	229,607	361,806	-132,198

Principal	226,456	357,078	-130,622
Reserves for loan trust	1,377	2,129	-751
Others	1,774	2,598	-824

Total liabilities	229,607	361,806	-132,198

3) Major account balances

[CMTB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Total Employable Funds	10,725,423	10,415,580	309,842
Deposits	9,336,168	8,822,170	513,997
Negotiable certificates of deposit	370,020	362,190	7,830
Money trusts	777,634	858,784	-81,149
Property formation benefit trusts	13,339	13,657	-317
Loan trusts	228,260	358,777	-130,517
Loans and bills discounted	9,093,436	9,193,686	-100,250
Banking account	8,861,578	8,938,774	-77,196
Trust account	231,858	254,912	-23,054
Securities	3,685,708	4,497,950	-812,242
Banking account	3,682,399	4,494,557	-812,157
Trust account	3,308	3,392	-84

Sumitomo Mitsui Trust Holdings, Inc.

Balance Sheets

[CMTB Consolidated]

Items	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Assets:
Cash and due from banks	475,143	249,857	225,286
Call Loans and Bills Bought	6,936	9,884	-2,948
Receivables under securities borrowing transactions	9,378	1,521	7,857
Monetary claims bought	99,921	98,818	1,102
Trading assets	36,568	22,778	13,790
Money held in trust	2,065	2,234	-169
Securities	3,598,866	4,414,926	-816,060
Loans and bills discounted	8,864,266	8,941,948	-77,682
Foreign exchanges	12,259	767	11,492
Other assets	361,127	412,807	-51,679
Tangible fixed assets	123,094	125,162	-2,067
Buildings	34,694	37,054	-2,360
Land	80,955	81,958	-1,002
Construction in progress	291	200	90
Other tangible fixed assets	7,152	5,948	1,204
Intangible fixed assets	27,252	27,361	-108
Software	15,340	12,579	2,760
Goodwill	6,997	7,555	-558
Other intangible fixed assets	4,914	7,225	-2,310
Deferred tax assets	140,785	147,841	-7,055
Customers’ liabilities for acceptances and guarantees	317,098	384,117	-67,018
Allowance for loan losses	-47,652	-53,370	5,717

Total assets	14,027,112	14,786,655	-759,543

Liabilities:
Deposits	9,297,676	8,765,290	532,386
Negotiable certificates of deposit	350,020	362,190	-12,170
Call money and bills sold	248,956	217,161	31,795
Payables under securities lending transactions	1,161,653	1,702,697	-541,044
Trading liabilities	7,716	7,911	-195
Borrowed money	678,983	1,217,246	-538,263
Foreign exchanges	—	21	-21
Corporate bonds	267,247	234,750	32,496
Borrowed money from trust account	801,657	995,612	-193,955
Other liabilities	148,731	163,570	-14,838
Provision for bonuses	2,587	2,643	-56
Provision for retirement benefits	1,663	1,592	71
Provision for directors’ retirement benefits	253	1,115	-861
Provision for contingent loss	15,335	12,022	3,313
Deffered tax liabilities	3,966	5,345	-1,379
Acceptances and guarantees	317,098	384,117	-67,018

Total liabilities	13,303,547	14,073,289	-769,741

Net assets:
Capital stock	399,697	399,697	—
Capital surplus	149,011	149,011	—
Retained earnings	183,738	142,334	41,404

Shareholders’ equity	732,448	691,044	41,404

Valuation difference on available-for-sale securities	4,400	34,968	-30,567
Deferred gains or losses on hedges	2,140	1,891	249
Revaluation reserve for land	-16,537	-15,532	-1,004
Foreign currency translation adjustments	-2,129	-1,738	-390

Cumulative total of other comprehensive profit	-12,126	19,588	-31,714

Minority interest	3,242	2,733	508

Total net assets	723,564	713,366	10,197

Total liabilities and net assets	14,027,112	14,786,655	-759,543

Sumitomo Mitsui Trust Holdings, Inc.

Statements of Income

[CMTB Consolidated]

Items	Millions of Yen
	FY2010	FY2009	Change
Ordinary income	306,354	321,395	-15,041
Trust fees	11,402	15,713	-4,310
Interest income	160,348	181,389	-21,040
Interest on loans and discounts	106,584	122,029	-15,445
Interest and dividends on securities	48,494	55,379	-6,884
Interest on call loans and bills bought	367	181	186
Interest on receivables under securities borrowing transactions	139	77	62
Interest on deposits	441	177	264
Other interest income	4,320	3,543	776
Fees and commissions	72,309	70,922	1,386
Trading income	3,943	2,592	1,350
Other ordinary income	36,224	27,505	8,719
Other income	22,126	23,273	-1,146

Ordinary expenses	233,008	250,007	-16,999
Interest expenses	59,606	68,800	-9,194
Interest on deposits	40,796	44,974	-4,178
Interest on negotiable certificates of deposit	543	1,469	-926
Interest on call money and bills sold	427	575	-147
Interest on payable under repurchase agreements	—	17	-17
Interest on payable under securities lending transactions	2,537	3,483	-945
Interest on borrowed money	2,675	3,837	-1,162
Interest on corporate bonds	7,642	7,512	129
Other interest expenses	4,983	6,929	-1,946
Fees and commissions payments	10,540	11,677	-1,137
Trading expenses	441	—	441
Other ordinary expenses	9,228	8,318	909
General and administrative expenses	117,777	126,184	-8,407
Other expenses	35,414	35,026	388
Provision of allowance for loan losses	—	363	-363
Others	35,414	34,662	751

Ordinary profit	73,345	71,388	1,957

Extraordinary income	7,830	2,579	5,250
Gains on disposal of fixed assets	141	234	-92
Reversal of allowance for loan losses	762	—	762
Recoveries of written-off claims	6,926	2,147	4,779
Reversal of provision for contingent loss	—	197	-197

Extraordinary loss	4,630	1,097	3,533
Losses on disposal of fixed assets	745	500	245
Impairment loss	522	—	522
Costs related to the Management integration	2,891	428	2,463
Others	470	168	301

Income before income taxes	76,544	72,869	3,675
Income taxes-deferred	909	1,618	-709
Income taxes-current	25,649	23,668	1,980
Income taxes	26,559	25,287	1,271
Income before minority interests	49,985	47,582	2,403
Minority Interests in Income	85	54	30

Net income	49,900	47,527	2,372

Sumitomo Mitsui Trust Holdings, Inc.

Balance Sheets

[CMAB Non-consolidated]

Items	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Assets:
Cash and due from banks	27,479	12,851	14,627
Due from banks	27,479	12,851	14,627
Securities	89,185	89,185	—
Japanese government bonds	88,969	88,969	—
Stocks	216	216	—
Other assets	29,861	31,631	-1,770
Prepaid expenses	119	122	-2
Accrued income	8,496	8,474	22
Account due	8,442	8,901	-459
Prepaid pension expenses	11,241	12,586	-1,344
Others	1,560	1,547	13
Tangible fixed assets	362	679	-317
Buildings	60	239	-179
Other tangible fixed assets	302	439	-137
Intangible fixed assets	3,653	3,711	-58
Software	3,496	3,525	-29
Other intangible fixed assets	156	185	-29
Deferred tax assets	3,095	2,254	841

Total assets	153,637	140,313	13,323

Liabilities:
Deposits	86	96	-10
Other deposits	86	96	-10
Call money	103,000	89,000	14,000
Other liabilities	8,282	7,944	337
Income taxes payable	2,280	2,716	-436
Accrued expenses	2,732	2,579	153
Unearned revenue	46	61	-14
Deposits received as withholding tax	1,325	1,278	47
Asset retirement obligations	450	—	450
Others	1,445	1,308	136
Provision for bonuses	379	367	12
Provision for directors’ retirement benefits	—	158	-158

Total liabilities	111,747	97,566	14,181

Net assets:
Capital stock	11,000	11,000	—
Capital surplus	21,246	21,246	—
Legal capital surplus	21,246	21,246	—
Retained earnings	9,650	10,507	-856
Other retained earnings	9,650	10,507	-856
Retained earnings brought forward	9,650	10,507	-856

Shareholders’ equity	41,896	42,753	-856

Valuation difference on available-for-sale securities	-7	-6	-0

Valuation and translation adjustments	-7	-6	-0

Total net assets	41,889	42,747	-857

Total liabilities and net assets	153,637	140,313	13,323

Sumitomo Mitsui Trust Holdings, Inc.

Statements of Income

[CMAB Non-consolidated]

Items	Millions of Yen
	FY2010	FY2009	Change
Ordinary income	43,505	44,087	-582
Trust fees	35,343	35,186	157
Interest income	125	198	-73
Interest and dividends on securities	115	187	-71
Interest on deposits	9	11	-1
Fees and commissions	7,961	8,662	-701
Domestic and foreign exchanges	1	1	-0
Other fees and commissions received	7,959	8,661	-701
Other income	74	39	35
Others	74	39	35

Ordinary expenses	31,157	30,942	215

Interest expenses	109	151	-41
Interest on call money	109	150	-41
Interest on borrowed money	0	0	-0
Fees and commissions payments	12,906	11,885	1,020
Domestic and foreign exchanges	102	98	3
Other fees and commissions paid	12,803	11,787	1,016
General and administrative expenses	18,078	18,845	-766
Other expenses	63	59	3
Others	63	59	3

Ordinary profit	12,347	13,145	-798

Extraordinary loss	1,183	51	1,131
Losses on disposal of fixed assets	12	1	10
Impairment loss	585	—	585
Costs related to the Management integration	566	50	516
Others	18	—	18

Income before Income Taxes	11,163	13,093	-1,930
Income taxes-Current	5,361	6,294	-933
Income taxes-Deferred	-840	-988	147
Income taxes	4,520	5,306	-786
Net income	6,643	7,787	-1,144

Sumitomo Mitsui Trust Holdings, Inc.

1) Statement of trust account

[CMAB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Securities	77,169	79,217	-2,048
Beneficiary rights	30,598,471	29,356,043	1,242,427
Money claims	1,416,872	1,528,621	-111,748
Cash and due from banks	18,513	19,326	-812

Total assets	32,111,026	30,983,208	1,127,818

Money trusts	8,305,000	8,594,372	-289,372
Pension trusts	6,995,575	6,749,433	246,142
Securities investment trusts	12,494,552	11,222,499	1,272,052
Money entrusted, other than money trusts	339,231	342,769	-3,537
Securities trusts	1,385,454	1,369,227	16,227
Money claim trusts	1,434,880	1,547,335	-112,454
Composite trusts	1,156,331	1,157,571	-1,239

Total liabilities	32,111,026	30,983,208	1,127,818

2) Major account balances

[CMAB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Total Employable Funds	15,300,662	15,343,902	-43,239
Deposits	86	96	-10
Money trusts	8,305,000	8,594,372	-289,372
Pension trusts	6,995,575	6,749,433	246,142
Securities	166,354	168,402	-2,048
Banking account	89,185	89,185	—
Trust account	77,169	79,217	-2,048

Sumitomo Mitsui Trust Holdings, Inc.

Financial figures

II. Outline of the financial results (The Sumitomo Trust and Banking Co., Ltd. “STB”)

1. Status of profit and loss

[STB Consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Consolidated gross business profit (*1)	1	382,605	397,105	-14,500
Consolidated gross business profit (after written-off of principal guaranteed trust a/c) (1 + 17)	2	(382,605)	(397,105)	(-14,500)

Net interest income and related profit	3	155,988	188,470	-32,481
Net interest income	4	152,045	182,892	-30,846
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	5	3,942	5,577	-1,635
Net fees and commissions and related profit	6	160,094	138,940	21,154
Net fees and commissions	7	113,131	91,455	21,675
Other trust fees	8	46,963	47,484	-520
Net trading profit	9	11,487	15,672	-4,185
Net other operating profit	10	55,035	54,023	1,012

General and administrative expenses	11	-216,187	-205,333	-10,853
(excluding amortization of goodwill)	12	(-207,671)	(-194,900)	(-12,770)
Personnel expenses	13	-93,160	-86,675	-6,485
Non-personnel expenses excluding taxes	14	-115,820	-111,874	-3,945
Taxes other than income taxes	15	-7,205	-6,783	-422

Provision of general allowance for loan losses	16	-1,064	—	-1,064
Principal guaranteed trust a/c credit costs	17	—	—	—
Banking a/c credit costs	18	-29,147	-9,969	-19,177
Written-off of loans	19	-16,604	-6,332	-10,272
Provision of specific allowance for loan losses	20	-11,812	—	-11,812
Losses on sales of loans	21	-729	-3,637	2,907
Net gains on stocks	22	-6,051	-7,379	1,328
Losses on devaluation of stocks and other securities	23	-6,941	-18,743	11,801
Net income from affiliates by equity method	24	2,655	1,316	1,339
Others	25	-32,045	-27,592	-4,452

Ordinary profit	26	100,765	148,147	-47,381

Extraordinary profit	27	5,209	-14,989	20,198
Reversal of allowance for loan losses (*2)	28	—	7,330	-7,330
Recoveries of written-off claims	29	1,389	1,355	33
Gains on retirement of perpetual subordinated bonds	30	—	9,083	-9,083
Impairment loss on fixed assets	31	-3,622	-51	-3,571
Gains on returning substitute portion related to past employee services of employees’ pension fund	32	18,322	—	18,322
Goodwill impairment loss	33	-6,041	-34,438	28,396

Income before income taxes	34	105,974	133,157	-27,182

Total income taxes	35	-10,035	-66,400	56,365
Income taxes-current	36	-29,795	-16,116	-13,678
Income taxes-deferred	37	19,760	-50,283	70,044
Minority interest	38	-12,430	-13,576	1,146

Net income	39	83,509	53,180	30,329

Total credit costs (16 + 17 + 18 + 28 + 29) (*3)	40	-28,822	-1,284	-27,538

Consolidated total substantial credit costs (*3)	41	-36,503	-4,238	-32,265
(Difference from non-consolidated Total substantial credit costs)	42	(-14,045)	(-11,718)	(-2,326)

Consolidated net business profit before credit costs (*4)	43	174,233	197,888	-23,654
(Difference from non-consolidated net business profit before credit costs (Adjusted, *5))	44	44,451	31,952	12,498

(Difference from non-consolidated net business profit before credit costs)	45	(44,451)	(22,438)	(22,012)

(*1)	Consolidated gross business profit = Trust fees + (Interest income - Interest expenses) + (Fees and commissions - Fees and commissions paid) + (Trading income - Trading expenses) + (Other operating income - Other operating expenses)
(*2)	Due to the reversal of reserves, the amount is included in the extraordinary income for FY2009.
(*3)	Consolidated total substantial credit costs (41) = (40) + Costs included in (22) (25) which are related to investment in securities of domestic and overseas credit + Affiliates’ total credit costs included in (24)

Total credit costs (40) and consolidated total substantial credit costs (41) for FY2010 include provision of general allowance for loan losses of -12,576 million yen and -12,835 million yen, respectively, which were reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake.

(*4)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)
(*5)	For FY2009, elimination of the non-consolidated dividend income from a subsidiary resulting from the gain on retirement of perpetual subordinated bonds (30) (9,083 million yen) is adjusted.

<Number of subsidiaries/ affiliates>

		Mar. 2011	Mar. 2010	Change
Consolidated subsidiaries	46	51	48	3

Affiliates (subject to the equity method)	47	11	11	—

Sumitomo Mitsui Trust Holdings, Inc.

[STB Non-consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Gross business profit	1	258,206	304,668	-46,461
Gross business profit (after written-off of principal guaranteed trust a/c) (1 + 23)	2	(258,206)	(304,668)	(-46,461)

Net interest income and related profit	3	140,888	185,238	-44,350
Net interest income	4	136,945	179,660	-42,715
Domestic	5	116,559	130,532	-13,973
International	6	20,386	49,128	-28,741
Trust fees from principal guaranteed trust a/c (before written off of principal guaranteed trust a/c)	7	3,942	5,577	-1,635

Net fees and commissions and related profit	8	90,367	87,562	2,805
Net fees and commissions	9	43,371	39,999	3,371
Other trust fees	10	46,996	47,562	-565

Net trading income	11	11,790	15,672	-3,881
Net other operating income	12	15,159	16,195	-1,035
Net gains on foreign exchange transactions	13	3,793	-3,891	7,685
Net gains on bonds	14	10,461	24,470	-14,008
Net gains from derivatives other than for trading or hedging	15	-5,448	-6,769	1,321

General and administrative expenses	16	-128,424	-129,219	794
Personnel expenses	17	-48,615	-48,761	146
Non-personnel expenses	18	-73,798	-74,686	887
Taxes other than income taxes	19	-6,010	-5,771	-239

Net business profit before credit costs (1 + 16)	20	129,782	175,449	-45,667
(Excluding Net gains on bonds) (20 - 14)	21	(119,320)	(150,978)	(-31,658)

Provision of general allowance for loan losses	22	—	—	—
Principal guaranteed trust a/c credit costs	23	—	—	—

Net business profit	24	129,782	175,449	-45,667

Net non-recurring profit	25	-57,750	-47,943	-9,807

Banking a/c net credit costs	26	-16,351	-6,905	-9,446
Written-off of loans	27	-15,624	-3,274	-12,349
Provision of specific allowance for loan losses	28	—	—	—
Losses on sales of loans	29	-726	-3,630	2,903

Net gains on stocks	30	-6,226	-7,839	1,613

Others	31	-35,173	-33,198	-1,974
Amortization of net actuarial losses/ prior service cost	32	-12,222	-16,245	4,022
Net gains on stock related derivatives	33	1,776	-1,995	3,772
Losses on investment in partnerships	34	-10,649	-8,970	-1,678
Losses related to overseas credit investment	35	-6,169	-3,766	-2,402
Provision of allowance for costs related to the relocation	36	-5,620	—	-5,620

Ordinary profit	37	72,031	127,506	-55,474

Extraordinary profit	38	-1,409	-49,784	48,375
Net gains/ losses on disposal of fixed assets (*1)	39	-758	-302	-455
Impairment loss on fixed assets (*2)	40	-3,563	-29	-3,533
Reversal of allowance for loan losses (*3)	41	780	14,003	-13,222
Recoveries of written-off claims	42	1,385	1,352	32
Impairment loss on shares of a subsidiary	43	-15,211	—	-15,211
Costs related to the Management Integration (*1)	44	-3,233	—	-3,233
Gains on returning substitute portion related to employee services of employees’ pension fund	45	18,322	—	18,322
Allowance for investment loss	46	—	-64,808	64,808

Income before income taxes	47	70,622	77,721	-7,099

Total income taxes	48	2,903	-56,030	58,934
Income taxes-current	49	-18,310	-5,074	-13,236
Income taxes-deferred	50	21,214	-50,956	72,170

Net income	51	73,526	21,691	51,834

Total credit costs (22 + 23 + 26 + 41 + 42) (*4)	52	-14,184	8,451	-22,635

Total substantial credit costs (*4)	53	-22,458	7,480	-29,938

Domestic	54	-17,241	10,670	-27,911
International	55	-5,216	-3,190	-2,026

Overhead ratio (-16 / 1)	56	49.73%	42.41%	7.32%

(*1)	Costs related to the Management Integration for FY2010 in total (3,735 million yen) = (44) + Part of the costs included in (39) which are related to the Management Integration.
(*2)	Impairment loss on fixed assets (40) for FY2010 includes impairment loss of 3,165 million yen related to the relocation of headquarters.
(*3)	Due to the reversal of reserves, the amount is included in the extraordinary income for FY2010 and FY2009.
(*4)	Total substantial credit costs (53) = (52) + Costs included in (30) (31) which are related investment in securities of domestic and overseas credit. Total credit costs (52) and total substantial credit costs (53) for FY2010 include provision of general allowance for loan losses of -6,091 million yen, which were reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake.

Sumitomo Mitsui Trust Holdings, Inc.

<Reference> Breakdown of profit by business group

1) Gross business profit

[STB Non-consolidated]

	Billions of Yen
	FY2010	FY2009	Change
Retail financial services	72.8	75.3	-2.5
Wholesale financial services	92.6	111.4	-18.7
Stock transfer agency services	13.8	14.3	-0.4
Global Markets	55.2	77.9	-22.6
Fiduciary services	48.0	49.0	-0.9
Pension asset management	36.4	36.2	0.2
Securities processing services	11.5	12.8	-1.2
Real estate	14.7	10.6	4.1
Fees paid for outsourcing	-22.9	-21.5	-1.3
Stock transfer agency services	-7.1	-6.7	-0.4
Fiduciary services	-15.7	-14.8	-0.9
Others (*)	-2.3	2.0	-4.3

Gross business profit	258.2	304.6	-46.4

2) Net business profit before credit costs

	[STB Consolidated]			[STB Non-consolidated]
	Billions of Yen			Billions of Yen
	FY2010	FY2009	Change	FY2010	FY2009	Change
Retail financial services	14.9	18.1	-3.2	11.1	14.9	-3.7
Wholesale financial services	89.6	102.1	-12.5	63.1	81.8	-18.7
Stock transfer agency services	5.7	4.6	1.1	5.6	5.7	-0.0
Global Markets	46.1	67.0	-20.9	46.1	67.0	-20.9
Fiduciary services	28.7	24.2	4.4	17.4	18.7	-1.3
Pension asset management	22.1	16.7	5.4	12.8	11.8	1.0
Securities processing services	6.6	7.6	-0.9	4.5	6.8	-2.3
Real estate	10.2	4.1	6.1	8.9	3.6	5.2
Others (*)	-15.3	-17.7	2.4	-16.7	-10.6	-6.1

Net business profit before credit costs	174.2	197.8	-23.6	129.7	175.4	-45.6

Note: Above table is made based on “Accounting Standard for Disclosures about Segments of an Enterprise and Related Information (The Accounting Standards Board of Japan (“ASBJ”) Statement No.17 (Revised 2009)).

(*)	Net of dividend income, cost of capital sourcing and head office expense are included. Dividend income which is generated by retirement of perpetual subordinated bonds (9.0 billion yen) is included in FY2009 on a non-consolidated basis.

3) Fee revenue breakdown

[STB Consolidated]

	Billions of Yen
	FY2010	FY2009	Change
Net fees and commissions	113.1	91.4	21.6

Domestic business	106.5	84.3	22.2
Retail financial services	22.9	20.7	2.2
Wholesale financial services	39.3	39.3	0.0
Stock transfer agency services	14.8	15.5	-0.7
Real estate	20.6	15.5	5.1
Fiduciary services	43.7	26.2	17.5
Fees paid for outsourcing (related to Fiduciary services)	-15.7	-14.8	-0.9

International business	6.5	7.0	-0.5

Other trust fees	46.9	47.4	-0.5

Pension management and other asset management services	27.6	28.2	-0.5
Securities processing services	12.3	12.3	-0.0
Asset securitization business	2.1	2.1	0.0
Real estate	2.9	3.1	-0.2

Net fees and commissions and related profit	160.0	138.9	21.1

Note: Managerial accounting basis.

Fee revenue ratio	41.8%	34.9%	6.9%

Consolidated gross business profit	382.6	397.1	-14.5

Sumitomo Mitsui Trust Holdings, Inc.

<Reference> Major subsidiaries

	Billions of Yen
	Sumishin Panasonic Financial Services Co., Ltd. (Consolidated)	<Reference> Sumishin Matsushita Financial Services Co., Ltd.	<Reference> STB Leasing Co., Ltd. (Consolidated)
	FY2010	FY2009
Ordinary profit	17.5	3.7	5.8
Net income	7.1	3.4	3.5

Total substantial credit costs	-3.5	-3.6	-1.9

	Mar. 2011	Mar. 2010
Total assets	1,126.9	622.7	522.6
Net assets	130.3	76.6	47.9

Note: Sumishin Matsushita Financial Services Co., Ltd. has merged with STB Leasing Co., Ltd. on April 1, 2010, and changed its corporate name to Sumishin Panasonic Financial Services Co., Ltd.

	Billions of Yen
	Sumishin Real Estate Loan & Finance, Ltd.	<Reference> Life Housing Loan, Ltd.	<Reference> First Credit Corporation
	FY2010	FY2009
Ordinary profit	4.2	3.5	1.6
Net income	2.3	3.3	1.5

Total substantial credit costs	-0.8	-0.2	-2.7

	Mar. 2011	Mar. 2010
Total assets	274.6	158.3	92.9
Net assets	24.9	12.7	17.3

Note:   Life Housing Loan, Ltd. has changed its corporate name to Sumishin Real Estate Loan & Finance, Ltd. as First Credit Corporation has transferred a part of its business to Life Housing Loan, Ltd. on September 30, 2010.

	Billions of Yen
	Nikko Asset Management Co., Ltd. (Consolidated)
	FY2010	FY2009	Change
Ordinary profit	8.2	6.0	2.2
Net income	5.0	4.0	0.9

Note: Net income for FY2009 has been adjusted concerning one-time expenses related to the period before the acquisition.

	Mar. 2011	Mar. 2010	Change
Total assets	65.0	59.7	5.2
Net assets	50.2	45.7	4.4
Assets under management	12,810.3	10,443.9	2,366.4

Sumitomo Mitsui Trust Holdings, Inc.

2. Yields and margins

1) Domestic banking a/c

[STB Non-consolidated]

	Percentage points
	FY2010			FY2009	Change from FY2009
		2HFY2010	1HFY2010
Average yield on interest-earning assets (A)	1.22	1.20	1.24	1.39	-0.17

Loans and bills discounted (B)	1.29	1.25	1.32	1.45	-0.16
Securities	0.92	0.92	0.92	1.39	-0.47

Average yield on interest-bearing liabilities (C)	0.44	0.43	0.46	0.53	-0.09

Deposits (D)	0.44	0.42	0.46	0.53	-0.09

Gross margin (A) - (C)	0.78	0.77	0.78	0.86	-0.08
Loan-deposit margin (B) - (D)	0.85	0.83	0.86	0.92	-0.07

2) Domestic banking a/c and principal guaranteed trust a/c combined

[STB Non-consolidated]

	Percentage points
	FY2010			FY2009	Change from FY2009
		2HFY2010	1HFY2010
Average yield on interest-earning assets (A)	1.21	1.17	1.24	1.39	-0.18

Loans and bills discounted (B)	1.28	1.25	1.32	1.45	-0.17
Securities	0.92	0.92	0.92	1.39	-0.47

Average yield on interest-bearing liabilities (C)	0.43	0.42	0.44	0.50	-0.07

Deposits, Trust principal (D)	0.42	0.40	0.44	0.51	-0.09

Gross margin (A) - (C)	0.78	0.75	0.80	0.89	-0.11
Loan-deposit margin (B) - (D)	0.86	0.85	0.88	0.94	-0.08

3. Net gains on securities

	[STB Consolidated]			[STB Non-consolidated]
	Millions of Yen			Millions of Yen
	FY2010	FY2009	Change	FY2010	FY2009	Change
Net gains on bonds	10,576	24,445	-13,868	10,461	24,470	-14,008

Gains on sales of bonds	28,590	32,344	-3,753	28,504	32,257	-3,753
Gains on redemption of bonds	205	3,975	-3,770	175	3,975	-3,799
Losses on sales of bonds	-18,218	-10,045	-8,172	-18,218	-9,934	-8,283
Losses on redemption of bonds	-0	-1,828	1,828	—	-1,828	1,828
Losses on devaluation of bonds	—	—	—	—	—	—

Net gains on stocks	-6,051	-7,379	1,328	-6,226	-7,839	1,613

Gains on sales of stocks	3,204	13,422	-10,218	3,022	12,779	-9,757
Losses on sales of stocks	-2,314	-2,058	-255	-2,314	-2,048	-265
Losses on devaluation of stocks	-6,941	-18,743	11,801	-6,934	-18,571	11,636

Sumitomo Mitsui Trust Holdings, Inc.

4. Unrealized gains/ losses on securities

1) Securities with fair value

[STB Consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	4,117,585	71,480	131,973	-60,493	3,520,463	94,313	597,121	-22,832

Japanese stocks (*1)	425,333	45,040	86,043	-41,002	426,721	65,140	-1,387	-20,100

Japanese bonds	2,407,287	20,825	24,040	-3,215	1,592,954	25,383	814,332	-4,558

Government bonds	1,866,168	20,315	21,182	-866	1,191,327	24,586	674,841	-4,271
Local government bonds	20,531	-12	94	-106	11,847	-18	8,683	5
Corporate bonds	520,587	522	2,763	-2,241	389,779	815	130,807	-292

Others	1,284,964	5,614	21,890	-16,275	1,500,787	3,788	-215,822	1,826

Held-to-maturity debt securities	427,667	49,826	50,710	-883	546,618	53,737	-118,951	-3,910

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011				Mar. 2010
	Cost	Net	Unrealized gains	Unrealized losses	Cost	Net	Change of Cost	Change of Net
Available-for-sale securities	4,122,290	69,427	129,511	-60,084	3,516,079	93,005	606,211	-23,578

Japanese stocks (*1)	425,274	44,938	85,935	-40,997	426,661	65,029	-1,387	-20,091

Japanese bonds	2,427,287	20,816	24,040	-3,224	1,612,954	25,383	814,332	-4,567

Government bonds	1,866,168	20,315	21,182	-866	1,191,327	24,586	674,841	-4,271
Local government bonds	20,531	-12	94	-106	11,847	-18	8,683	5
Corporate bonds	540,587	513	2,763	-2,250	409,779	815	130,807	-301

Others	1,269,729	3,673	19,535	-15,862	1,476,462	2,592	-206,733	1,080

Held-to-maturity debt securities	427,145	49,797	50,681	-883	546,057	53,704	-118,912	-3,907

Note1:	Fair value of listed stocks included in “Available-for-sale securities” is basically determined based on the average quoted market price over the month preceding the consolidated balance sheet date.

Note2:	Book value of floating rate government bonds and some of the overseas asset-backed securities have been changed from the market prices to the rationally calculated prices. As a result, “Government bonds” has increased by 11,140 million yen, and “Others” has increased by 0.0 million yen as of the end of Mar. 2011.

Note3:	Fair value of some of the overseas asset-backed securities categorized in “Held-to-maturity debt securities” have been changed from the market prices to the rationally calculated prices. As a result, “Fair value” of the “Foreign bonds” have decreased by 2,006 million yen, as of the end of Mar. 2011.

<Reference 1>

Breakdown of Available-for-sale securities (Others)

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011		Mar. 2010		Change of	Change of
	Cost	Net	Cost	Net	Cost	Net
Domestic investment (*1)	276,010	-3,152	370,101	-4,351	-94,090	1,198

Asset-backed securities	243,999	-3,195	351,676	-4,292	-107,677	1,096

CMBS	7,900	-563	16,049	-532	-8,149	-31
RMBS	169,364	-2,158	224,447	-3,306	-55,082	1,148
Other loans to individuals	4,821	46	21,949	79	-17,128	-33
Claims on lease payments	3,290	11	12,410	42	-9,120	-31

Others	32,011	42	18,424	-58	13,587	101

International investment (*1)	904,160	8,649	942,322	3,957	-38,162	4,691

Foreign government bonds	781,590	-5,985	666,115	-3,561	115,475	-2,424

Corporate bonds	117,879	4,841	241,973	5,901	-124,094	-1,060

Bonds issued by financial institutions	12,371	245	59,551	-1,484	-47,179	1,730

Asset-backed securities (*2)	4,567	9,658	34,097	1,453	-29,529	8,205
CMBS	3,291	-77	14,196	-2,500	-10,904	2,423
RMBS	587	10	16,119	-1,548	-15,531	1,559
CLO equities	616	9,706	684	5,452	-67	4,253

Others	122	134	137	164	-14	-29

Mutual fund	89,557	-1,823	164,038	2,986	-74,480	-4,809

Total	1,269,729	3,673	1,476,462	2,592	-206,733	1,080

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	“Cost” and “Net” of asset-backed securities guaranteed by “Monoline” insurance companies are reasonably small.
(*3)	There are no securities issued by government sponsored enterprises (Fannie Mae, Freddie Mac, FHLB).

Sumitomo Mitsui Trust Holdings, Inc.

<Reference 2>

Breakdown of Held-to-maturity debt securities

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011		Mar. 2010		Change of Cost	Change of Net
	Cost	Net	Cost	Net
Held-to-maturity debt securities	427,145	49,797	546,057	53,704	-118,912	-3,907

Japanese Government Bonds	184,444	7,907	235,710	8,041	-51,266	-133
Japanese Local Government Bonds	—	—	—	—	—	—
Japanese Corporate Bonds	—	—	23,286	105	-23,286	-105
Others	242,700	41,889	287,060	45,557	-44,359	-3,667

Domestic investment	32,400	1,177	24,400	67	8,000	1,110
International investment	210,300	40,711	262,660	45,490	-52,359	-4,778

Asset-backed securities (*2)	210,300	40,711	262,660	45,490	-52,359	-4,778

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.
(*2)	As a result of using rationally calculated prices instead of market prices, “Fair value” of asset-backed securities decreased by 2,006 million yen. Unamortized amount of unrealized gains/ losses resulting from reclassification is -61,030 million yen as of the end of Mar. 2011.

2) Securities with no available fair value

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
	Cost
Available-for-sale securities	111,813	119,753	-7,939

Japanese stocks	41,345	42,743	-1,397
Japanese bonds	15,007	15,008	-1

Others	55,460	62,001	-6,540

Domestic investment (*1)	36,560	41,886	-5,326
International investment (*1)	18,900	20,114	-1,214

(*1)	“Domestic investment” and “International investment” are categorized by the countries where final exposure is exist.

3) Domestic LBO finance

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011
	Balance		Internal Credit Ratings
		Change from Mar. 2010	1-4	5-6	7-8
Domestic LBO finance	677	48	25	561	90

4) Off-balance risk from Special Purpose Entities(SPEs)

a)	SPE related transactions collateralized by overseas assets

There are no transactions that STB sponsors or complements SPEs’ liquidity and/ or credit.

b)	SPE related transactions collateralized by domestic assets

STB complements liquidity and credit for the purpose of facilitating domestic Asset-backed Commercial Paper(ABCP) programs of SPEs which were established in order to meet customers’ needs such as raising funds and securitizing assets.

As of the end of Mar. 2011, the balance of outstanding ABCP and collateral are 191.9 billion yen and 448.4 billion yen, respectively, and major collateralized assets are account receivables.

Sumitomo Mitsui Trust Holdings, Inc.

5. Redemption schedule of bonds classified as available-for-sale securities with maturity and held-to-maturity debt securities

[STB Consolidated]

	Millions of Yen
	Mar. 2011					Mar. 2010
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	616,817	779,003	1,004,495	212,566	2,612,882	524,192	575,394	636,818	156,275	1,892,681

Government bonds	599,857	349,206	918,563	203,626	2,071,254	450,240	284,949	579,486	137,285	1,451,960
Local government bonds	—	10,637	9,881	—	20,519	2,948	5,157	3,723	—	11,829
Corporate bonds	16,959	419,158	76,050	8,940	521,109	71,003	285,287	53,608	18,990	428,890

Other	89,469	443,063	534,815	430,374	1,497,723	129,804	921,799	282,654	422,271	1,756,529

Note: Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011					Mar. 2010
	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total	Less than 1 year	1 year to 5 years	5 years to 10 years	Over 10 years	Total
Japanese bonds	636,808	778,728	1,004,444	212,566	2,632,548	524,122	595,179	631,758	146,275	1,897,336

Government bonds	599,857	348,932	918,512	203,626	2,070,928	450,170	284,734	579,434	137,285	1,451,625
Local government bonds	—	10,637	9,881	—	20,519	2,948	5,157	3,723	—	11,829
Corporate bonds	36,950	419,158	76,050	8,940	541,100	71,003	305,287	48,599	8,990	433,881

Other	85,556	433,549	534,258	429,334	1,482,699	123,791	878,028	279,233	421,415	1,702,468

Note: Including NCDs in “Cash and Due from Banks”, trust beneficiary certificates backed by loans in “Monetary Claims Bought” and so on, as well as securities.

6. Shareholdings

1) Balance of listed stocks

[STB Consolidated]

	Billions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010
Cost basis (A)	425.3	429.0	426.7
Mark-to-market basis	470.3	454.1	491.8
Tier I (B)	1,333.9	1,307.7	1,266.3

Percentage (A) / (B)	31.8%	32.8%	33.6%

2) Unwinding of cross shareholdings

[STB Non-consolidated]

	Billions of Yen
	FY2010		FY2009
		1HFY2010		1HFY2009
Cost basis	3.5	1.0	10.3	8.0

Note: Including cross shareholdings with no available fair value.

7. Deferred unrealized gains/ losses on Hedge accounting applied derivative transactions

[STB Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Interest rate related	4,458	-2,940	2,487	7,399	1,971
Interest rate swaps	4,458	-2,940	2,487	7,399	1,971
Currency related	-225	1,502	1,886	-1,728	-2,112
Stock related	—	—	-5,835	—	5,835
Bond related	—	—	—	—	—

Total	4,232	-1,438	-1,460	5,671	5,693

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Interest rate related	5,713	-861	4,059	6,574	1,653
Interest rate swaps	5,713	-861	4,059	6,574	1,653
Currency related	-225	1,502	1,886	-1,728	-2,112
Stock related	—	—	-5,835	—	5,835
Bond related	—	—	—	—	—

Total	5,487	641	110	4,846	5,376

Sumitomo Mitsui Trust Holdings, Inc.

8. BIS capital adequacy ratio (Basel II)

[STB Consolidated]

	Billions of Yen
	Mar. 2011 (Preliminary)	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total qualifying capital	1,880.8	1,835.8	1,777.3	45.0	103.5

Tier I	1,333.9	1,307.7	1,266.3	26.1	67.5

Shareholders’ equity	1,188.8	1,175.0	1,133.3	13.7	55.4
Preferred shares	109.0	109.0	109.0	—	—
Unrealized loss on available-for-sale securities	—	-11.7	-0.3	11.7	0.3
Minority interest	303.5	302.6	301.3	0.9	2.2
Preferred securities	280.0	280.0	280.0	—	—
Goodwill equivalents	-123.2	-123.7	-133.0	0.5	9.8

Tier II	646.6	627.0	606.6	19.6	40.0

Less: Deduction (double gearing, etc.)	-99.6	-98.9	-95.6	-0.7	-4.0

Total risk-weighted assets	12,028.0	12,473.7	12,831.3	-445.7	-803.3

BIS capital adequacy ratio	15.63%	14.71%	13.85%	0.92%	1.78%
Tier I capital ratio	11.09%	10.48%	9.86%	0.61%	1.23%

Note 1: Non-consolidated BIS capital adequacy ratio and Tier I capital ratio as of Mar. 2011 are 17.07% and 12.26%, respectively.

Note 2: Risk measurement methodologies are as follows.

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardized Approach

(*)	The Standardized Approach is applied to the material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. STB plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk management system. The Standardized Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

9. Return on equity (ROE)

[STB Consolidated]

	Percentage points
	FY2010	FY2009	Change
Return (Net income) on shareholders’ equity	7.42	4.98	2.44
Return (Net income) on equity	7.41	5.28	2.13

[STB Non-consolidated]

	Percentage points
	FY2010	FY2009	Change
Return (Net income) on shareholders’ equity	6.88	1.96	4.92
Return (Net income) on equity	6.80	2.05	4.75

Note 1:	Return on shareholders’ equity (equity) formula

= ( Net income - Total amount of dividend for preferred shares )

÷[ { (Beginning balance of shareholders’ equity (equity) - Beginning balance of deduction (*))

+ (Ending balance of shareholders’ equity (equity) - Ending balance of deduction (*)) } ÷2 ] X 100

(*) Balance of preferred shares issued + Dividend amount for preferred shares

Note 2:	Shareholders’ equity = Total net assets - Minority interests - Valuation and translation adjustments
Note 3:	Equity = Total net assets - Minority interests

Sumitomo Mitsui Trust Holdings, Inc.

10. Assets and liabilities (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

[STB Non-consolidated]

		Millions of Yen
		Mar. 2011		Mar. 2010		Change
		Total	Domestic branches	Total	Domestic branches	Total	Domestic branches
Loans and bills discounted	(Ending balance)	12,332,964	11,325,279	12,184,208	11,303,968	148,756	21,310
	(Average balance)	11,691,199	10,828,731	11,608,278	10,951,066	82,920	-122,334

Banking account	(Ending balance)	12,153,693	11,146,007	11,921,476	11,041,236	232,216	104,770
	(Average balance)	11,498,330	10,635,862	11,357,422	10,700,210	140,907	-64,347
Principal guaranteed trust account	(Ending balance)	179,271	179,271	262,731	262,731	-83,459	-83,459
	(Average balance)	192,869	192,869	250,856	250,856	-57,987	-57,987

Deposits, Trust principal	(Ending balance)	12,881,741	12,359,508	12,874,042	12,100,543	7,698	258,964
	(Average balance)	12,343,360	11,759,607	12,730,889	12,001,267	-387,529	-241,660

Deposits (*1)	(Ending balance)	12,303,417	11,781,183	12,216,451	11,442,952	86,965	338,231
	(Average balance)	11,733,793	11,150,040	11,991,082	11,261,460	-257,288	-111,419

Time deposits	(Ending balance)	9,572,270	9,055,599	9,837,327	9,196,847	-265,057	-141,247
	(Average balance)	9,449,079	8,869,172	9,922,433	9,340,351	-473,354	-471,178
Liquid deposits (*2)	(Ending balance)	2,386,523	2,381,371	2,082,980	2,077,350	303,543	304,021
	(Average balance)	1,975,602	1,971,859	1,757,075	1,755,304	218,527	216,555

Trust principal	(Ending balance)	578,324	578,324	657,591	657,591	-79,266	-79,266
	(Average balance)	609,566	609,566	739,807	739,807	-130,240	-130,240

(*1)	Excluding NCDs.
(*2)	Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Individuals	9,035,437	8,897,132	8,882,693	138,304	152,743
Deposits (*)	8,614,315	8,447,655	8,394,937	166,660	219,378
Trust principal (Principal guaranteed)	421,121	449,477	487,756	-28,355	-66,634

Corporations and other organizations	2,451,483	2,323,767	2,474,290	127,716	-22,806
Deposits (*)	2,294,280	2,174,272	2,304,454	120,007	-10,174
Trust principal (Principal guaranteed)	157,202	149,494	169,835	7,708	-12,632

Others	758,730	601,492	743,560	157,237	15,169

Total	12,245,650	11,822,392	12,100,543	423,257	145,106

(*)	Excluding NCDs and offshore accounts

Sumitomo Mitsui Trust Holdings, Inc.

11. Loans (Banking a/c and Principal guaranteed trust a/c combined)

1) Loans to small and mid-sized enterprises (SMEs)

[STB Non-consolidated]

	Millions of Yen, Percentage points
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Loan balance	5,430,658	5,139,696	5,416,062	290,961	14,595
Ratio to total loan balance	47.9	47.3	47.9	0.6	0.0

2) Loans to individuals

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Residential mortgage loans	2,046,252	1,899,928	1,829,650	146,323	216,602
Loans to individual for business use	188,537	195,072	199,938	-6,535	-11,400
Other consumer loans	125,812	139,452	150,128	-13,640	-24,316

Total	2,360,602	2,234,454	2,179,717	126,148	180,884

3) Overseas loans by borrowers’ location

(1) Loans to Japanese corporations operating overseas

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total	1,290,116	1,125,724	1,046,542	164,392	243,574

North America	320,351	283,732	277,788	36,619	42,562
Europe	160,734	141,261	135,045	19,472	25,688
Latin America	304,636	278,819	246,926	25,817	57,710
Asia and Oceania	470,930	390,246	357,058	80,683	113,871

(*)	Based on borrowers’ location.

(2) Loans to overseas non-Japanese borrowers

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Total	175,250	203,349	246,224	-28,099	-70,974

North America	55,758	97,548	121,369	-41,789	-65,610
Europe	25,290	32,347	46,517	-7,057	-21,226
Latin America	1,425	1,778	2,351	-353	-926
Asia and Oceania	59,497	39,596	40,747	19,900	18,749

(*)	Based on the location of final exposure.

4) Loans by industry

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Domestic Branches (excluding offshore)	11,325,279	10,858,181	11,303,968	467,097	21,310

Manufacturing	1,855,285	1,817,567	1,896,919	37,717	-41,634
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	21,501	24,041	20,170	-2,540	1,330
Construction	93,490	101,271	105,553	-7,780	-12,062
Electricity, gas, heat supply and water	363,869	192,821	163,308	171,048	200,560
Information and communications	196,407	195,493	216,514	914	-20,107
Transport and postal activities	715,861	728,977	720,634	-13,116	-4,772
Wholesale and retail trade	909,131	893,427	935,951	15,703	-26,819
Finance and insurance	1,857,534	1,648,957	1,872,808	208,577	-15,274
Real estate	1,721,671	1,779,260	1,851,745	-57,589	-130,073
Goods rental and leasing	645,737	688,755	829,913	-43,017	-184,176
Others	2,944,789	2,787,609	2,690,448	157,180	254,340

Overseas branches and offshore	1,007,685	890,402	880,240	117,282	127,445

Total	12,332,964	11,748,584	12,184,208	584,380	148,756

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

Sumitomo Mitsui Trust Holdings, Inc.

12. Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

1) Problem assets based on the Financial Reconstruction Act (After partial direct written-off)

[STB Consolidated] (referential figures)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	197,377	219,225	242,453	-21,847	-45,075

Loans in bankrupt and practically bankrupt	38,567	34,919	45,484	3,648	-6,917
Doubtful loans	73,414	93,495	91,917	-20,081	-18,502
Substandard loans	85,396	90,810	105,052	-5,414	-19,655

Ordinary assets	13,061,162	12,520,550	12,985,213	540,611	75,948

Total loan balance (b)	13,258,539	12,739,775	13,227,667	518,764	30,872

(Ratio to total loan balance (a) / (b))	(1.5%)	(1.7%)	(1.8%)	(-0.2%)	(-0.3%)

Note: Partial direct written-off: Mar. 2011: 63,145 million yen, Sep. 2010: 53,319 million yen, Mar. 2010: 58,505 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act (a)	155,655	161,540	176,475	-5,885	-20,820

Loans in bankrupt and practically bankrupt	23,911	10,332	17,582	13,578	6,329
Doubtful loans	49,633	66,789	61,223	-17,156	-11,590
Substandard loans (b)	82,110	84,418	97,668	-2,308	-15,558

Ordinary assets	12,635,197	12,065,051	12,508,847	570,145	126,349

Loans to substandard debtors (excluding Substandard loans) (c)	27,600	29,944	37,420	-2,344	-9,820
Loans to other special mention debtors (*1)	376,255	483,849	586,761	-107,594	-210,505
Loans to ordinary debtors	12,231,341	11,551,257	11,884,665	680,084	346,675

Total loan balance (d)	12,790,852	12,226,592	12,685,323	564,259	105,529

(Ratio to total loan balance (a) / (d))	(1.2%)	(1.3%)	(1.4%)	(-0.1%)	(-0.2%)

Loans to substandard debtors (b) + (c)	109,710	114,363	135,089	-4,652	-25,379

(*1)	Changed its category name from “Loans to special mention debtors (excluding Loans to Substandard debtors)

Note: Partial direct written-off: Mar. 2011: 38,014 millions yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

2) Coverage ratio and allowance ratio of Problem assets based on the Financial Reconstruction Act

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Problem assets based on the Financial Reconstruction Act	155,655	161,540	176,475	-5,885	-20,820

Coverage ratio	79.8%	81.5%	80.4%	-1.6%	-0.5%
Allowance ratio	51.0%	58.6%	57.6%	-7.5%	-6.5%

Loans in bankrupt and practically bankrupt	23,911	10,332	17,582	13,578	6,329

Coverage ratio	100.0%	100.0%	100.0%	—%	—%
Allowance ratio	100.0%	100.0%	100.0%	—%	—%

Doubtful loans	49,633	66,789	61,223	-17,156	-11,590

Coverage ratio	89.6%	90.4%	86.6%	-0.8%	2.9%
Allowance ratio	75.5%	82.5%	77.7%	-7.0%	-2.1%

Substandard loans	82,110	84,418	97,668	-2,308	-15,558

Coverage ratio	68.1%	72.2%	72.9%	-4.1%	-4.7%
Allowance ratio	19.7%	19.3%	22.2%	0.4%	-2.4%

(*1)	Coverage ratio = (Collateral value without considering haircuts + allowance for loan losses) / loan balance

Allowance ratio = Allowance for loan losses / (Loan balance - collateral value without considering haircuts)

(*2)	Other than above mentioned, there are Reserves for loan trust of 211 million yen and Reserves for JOMT (Jointly-operated money trust) of 277 million yen.

Sumitomo Mitsui Trust Holdings, Inc.

3) Problem assets based on the Financial Reconstruction Act by industry

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Sep. 2010
Domestic Branches (excluding offshore)	153,010	158,056	171,334	-5,046	-18,323

Manufacturing	20,632	7,351	6,609	13,281	14,022
Agriculture, forestry, fisheries, mining, quarrying of stone and gravel gathering	64	440	491	-375	-426
Construction	636	476	6,681	160	-6,045
Electricity, gas, heat supply and water	1,170	—	—	1,170	1,170
Information and communications	13,249	14,454	20,462	-1,204	-7,212
Transport and postal activities	967	14,764	14,771	-13,796	-13,803
Wholesale and retail trade	1,616	1,647	1,909	-31	-292
Finance and insurance	58,838	58,838	58,838	—	—
Real estate	37,984	44,254	46,727	-6,270	-8,743
Goods rental and leasing	—	—	—	—	—
Others	17,851	15,829	14,842	2,021	3,008

Overseas branches and offshore	2,644	3,483	5,140	-839	-2,496

Total	155,655	161,540	176,475	-5,885	-20,820

Note: Above table is made based on the categorization of “Survey on loans by industry” of Bank of Japan.

13. Self-Assessment and Problem assets based on the Financial Reconstruction Act (Banking a/c and Principal guaranteed trust a/c combined)

[STB Non-consolidated]

(in billions of Yen, %)

Sumitomo Mitsui Trust Holdings, Inc.

14. Risk monitored loans (Banking a/c and Principal guaranteed trust a/c combined)

[STB Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	178,317	193,507	214,422	-15,189	-36,104

Loans in bankruptcy proceedings	16,049	2,930	9,178	13,118	6,870
Other delinquent loans	76,871	102,196	103,936	-25,324	-27,064
Loans past due 3 months or more due	—	500	0	-500	-0
Restructured loans	85,396	87,879	101,306	-2,483	-15,910

Total loan balance	11,974,259	11,460,340	11,949,361	513,918	24,897

(Ratio to total loan balance)	(1.5%)	(1.7%)	(1.8%)	(-0.2%)	(-0.3%)

Note: Partial direct written-off: Mar. 2011: 59,164 million yen, Sep. 2010: 49,584 million yen, Mar. 2010: 53,027 million yen

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Risk monitored loans	148,617	154,440	169,178	-5,822	-20,561

Loans in bankruptcy proceedings	14,510	1,498	7,693	13,012	6,817
Other delinquent loans	51,997	68,524	63,816	-16,527	-11,819
Loans past due 3 months or more due	—	500	—	-500	—
Restructured loans	82,110	83,918	97,668	-1,808	-15,558

Total loan balance	12,332,964	11,748,584	12,184,208	584,380	148,756

(Ratio to total loan balance)	(1.2%)	(1.3%)	(1.4%)	(-0.1%)	(-0.2%)

Note: Partial direct written-off: Mar. 2011: 38,014 million yen, Sep. 2010: 28,092 million yen, Mar. 2010: 28,453 million yen

Sumitomo Mitsui Trust Holdings, Inc.

15. Allowance for loan losses

1) Allowance for loan losses

(Banking account)

[STB Consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Allowance for loan losses	112,773	115,950	125,598	-3,176	-12,824

General allowance for loan losses	71,584	62,168	70,823	9,416	761
Specific allowance for loan losses	41,188	53,781	54,775	-12,592	-13,586
Allowance for loan losses from borrowers in specified foreign countries	—	—	—	—	—

Partial direct written-off	63,787	54,869	58,649	8,917	5,137

Note: Provision of general allowance for loan losses of 12,576 million yen, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in Allowance for loan losses as of Mar. 2011.

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Allowance for loan losses	85,559	93,861	104,843	-8,302	-19,284

General allowance for loan losses	54,000	51,731	59,128	2,268	-5,128
Specific allowance for loan losses	31,558	42,129	45,715	-10,571	-14,156
Allowance for loan losses from borrowers in specified foreign countries	—	—	—	—	—

Partial direct written-off	38,143	28,198	28,587	9,944	9,555

Note: Provision of general allowance for loan losses of 6,091 million yen, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is included in Allowance for loan losses as of Mar. 2011.

(Trust account)

	Millions of Yen
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Reserves for loan trust	211	367	604	-156	-393
Reserves for JOMT (Jointly-operated money trust)	277	406	437	-128	-160

Total	488	773	1,042	-284	-554

Note: Principal guaranteed trust a/c

2) Allowance ratio for loans to special mention/ ordinary debtors (general allowance for loan losses)

[STB Non-consolidated]

(Banking account)

	Percentage points
	Mar. 2011	Sep. 2010	Mar. 2010	Change from Sep. 2010	Change from Mar. 2010
Loans to Special mention debtors	4.5	4.2	4.3	0.3	0.2

Loans to Substandard debtors	8.3	6.9	7.9	1.4	0.4
(Against uncovered portion)	(21.4)	(21.4)	(25.6)	(0.0)	(-4.2)

Loans to other Special mention debtors (*2)	3.4	3.5	3.5	-0.1	-0.1
(Against uncovered portion)	(7.0)	(6.4)	(6.8)	(0.6)	(0.2)

Loans to Ordinary debtors	0.2	0.2	0.2	0.0	0.0

(*1)	Other than specified, above list indicate the ratio of general allowance for loan losses to total loan balance. General allowance for loan losses, which was reasonably and comprehensively estimated the effects caused by The Great East Japan Earthquake, is excluded.
(*2)	Changed its category name from “Loans to special mention debtors (excluding Loans to Substandard debtors)

Sumitomo Mitsui Trust Holdings, Inc.

16. Final disposal of non-performing loans (Banking a/c and Principal guaranteed trust a/c combined)

1) Loans outstanding in doubtful or worse categories

[STB Non-consolidated]

Total

	Billions of Yen
	Mar. 2008	Sep. 2008	Mar. 2009	Sep. 2009	Mar. 2010	Sep. 2010	Mar. 2011	Change from Sep. 2010
Loans in bankrupt/ practically bankrupt	6.9	19.6	28.0	26.1	17.6	10.3	23.9	13.6
Doubtful loans	27.3	28.3	73.7	242.2	61.2	66.8	49.6	-17.2
Total	34.1	47.9	101.7	268.3	78.8	77.1	73.5	-3.6

Loans outstanding in doubtful or worse categories as of Mar. 2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt	6.9	2.8	2.3	1.9	1.6	1.2	1.4	0.2
Doubtful loans	27.3	24.3	22.8	21.2	18.4	17.4	16.5	-0.9
Total	34.1	27.1	25.2	23.1	20.0	18.6	17.9	-0.7

New entry to doubtful or worse categories during 1HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt		16.8	13.9	13.1	7.1	6.4	6.4	0.0
Doubtful loans		4.0	2.4	1.6	1.1	0.6	0.5	-0.1
Total		20.8	16.2	14.7	8.2	7.0	7.0	0.0

New entry to doubtful or worse categories during 2HFY2008 and disposal thereafter
Loans in bankrupt/ practically bankrupt			11.8	9.0	6.9	0.9	0.2	-0.7
Doubtful loans			48.6	16.5	4.5	1.4	0.9	-0.5
Total			60.3	25.5	11.4	2.3	1.1	-1.1

New entry to doubtful or worse categories during 1HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt				2.2	1.1	0.8	0.3	-0.4
Doubtful loans				202.9	28.5	28.3	13.7	-14.6
Total				205.1	29.7	29.1	14.1	-15.0

New entry to doubtful or worse categories during 2HFY2009 and disposal thereafter
Loans in bankrupt/ practically bankrupt					0.8	0.5	0.4	-0.1
Doubtful loans					8.7	7.3	6.9	-0.3
Total					9.5	7.8	7.3	-0.4

New entry to doubtful or worse categories during 1HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt						0.6	0.5	-0.1
Doubtful loans						11.9	4.9	-7.0
Total						12.4	5.3	-7.1

New entry to doubtful or worse categories during 2HFY2010 and disposal thereafter
Loans in bankrupt/ practically bankrupt							14.6	14.6
Doubtful loans							6.2	6.2
Total							20.8	20.8

2) Progress of final disposal

[STB Non-consolidated]

					(Billions of Yen)
Period	Primary amount	Amount as of Mar. 2011	Quasi final disposal or in the process of final disposal (Less)	Amount of final disposal during 2HFY2010 (Less)	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (%) (*)
Before 2HFY2007	1,225.6	17.9	0.0	0.7	98.5	98.5
1HFY2008	20.8	7.0	6.3	0.0	66.6	96.7
2HFY2008	60.3	1.1	0.0	1.1	98.1	98.1
1HFY2009	205.1	14.1	0.0	15.0	93.1	93.2
2HFY2009	9.5	7.3	0.1	0.4	23.0	23.9
1HFY2010	12.4	5.3	0.1	7.1	57.0	57.5
2HFY2010	20.8	20.8	0.1	—	—	0.3

Total	—	73.5	6.6	24.4	—	—

(*)	Ratio of final disposal progression considering quasi final disposal

Sumitomo Mitsui Trust Holdings, Inc.

17. Retirement benefits

[STB Consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Projected benefit obligation	(A)	197,806	234,388	-36,581
(Discount rate)		(2.0%)	(2.0%)	(-%)

Plan assets	(B)	243,999	264,099	-20,100
Provision for retirement benefits	(C)	8,691	8,927	-236
Advanced benefit paid	(D)	127,739	110,635	17,104
Unrecognized net prior service cost	(E)	325	670	-344
Unrecognized net actuarial loss	(A-B-C+D-E)	72,530	71,325	1,205

	Millions of Yen
	FY2010	FY2009	Change
Retirement benefit expenses	-7,646	-14,322	6,676
Gains on returning substitute portion related to employee services of employees’ pension fund	18,322	—	18,322

Total	10,676	-14,322	24,999

[STB Non-consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Projected benefit obligation	(A)	180,055	216,958	-36,902
(Discount rate)		(2.0%)	(2.0%)	(-%)

Plan assets	(B)	235,724	256,382	-20,657
Provision for retirement benefits	(C)	223	223	-0
Advanced benefit paid	(D)	127,623	110,530	17,093
Unrecognized net prior service cost	(E)	414	808	-393
Unrecognized net actuarial loss	(A-B-C+D-E)	71,317	70,074	1,243

	Millions of Yen
	FY2010	FY2009	Change
Retirement benefit expenses	-5,836	-12,995	7,158

Service cost-benefits earned	-4,091	-5,254	1,163
Interest cost on projected benefit obligation	-4,201	-4,400	199
Expected return on plan assets	15,148	13,179	1,969
Disposal of prior service cost	-52	-393	341
Disposal of actuarial loss	-12,170	-15,852	3,681
Others (additional benefit at retirement, etc)	-470	-273	-196

Gains on returning substitute portion related to employee services of employees’ pension fund	18,322	—	18,322

Total	12,485	-12,995	25,480

Sumitomo Mitsui Trust Holdings, Inc.

18. Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

[STB Consolidated]

	Billions of Yen
	Mar. 2011	Mar. 2010	Change
Deferred tax assets (A)	100.1	79.1	21.0

Devaluation of securities	64.9	34.5	30.3
Allowance for loan losses (including written-off of loans)	43.3	56.7	-13.4
Provision for retirement benefits	17.8	22.5	-4.7
Loss carry forwards	3.8	10.9	-7.1
Valuation difference on available-for-sale securities	—	—	—
Others	31.9	21.0	10.8
Valuation allowance	-10.7	-23.2	12.5
Offset with deferred tax liabilities	-50.8	-43.4	-7.3

Deferred tax liabilities (B)	0.0	0.0	-0.0

Employee retirement benefit trust	32.6	23.9	8.6
Defined hedge gains/ losses	6.6	6.3	0.2
Valuation difference on available-for-sale securities	3.4	5.8	-2.4
Others	8.1	7.2	0.8
Offset with deferred tax assets	-50.8	-43.4	-7.3

Net deferred tax assets (A) - (B)	100.1	79.0	21.0

Percentage to Tier I	7.5%	6.2%	1.3%
Tier I	1,333.9	1,266.3	67.5

[STB Non-consolidated]

	Billions of Yen
	Mar. 2011	Mar. 2010	Change
Deferred tax assets (A)	82.8	59.5	23.3

Devaluation of securities	68.5	38.0	30.5
Allowance for loan losses (including written-off of loans)	35.8	38.3	-2.4
Allowance for investment loss	0.4	26.7	-26.3
Provision for retirement benefits	14.3	18.7	-4.4
Valuation difference on available-for-sale securities	—	—	—
Others	16.9	11.5	5.4
Valuation allowance	-6.4	-33.3	26.9
Offset with deferred tax liabilities	-46.9	-40.5	-6.3

Deferred tax liabilities (B)	—	—	—

Employee retirement benefit trust	32.6	23.9	8.6
Defined hedge gains/ losses	7.1	7.0	0.1
Valuation difference on available-for-sale securities	3.3	5.6	-2.3
Others	3.7	3.8	-0.0
Offset with deferred tax assets	-46.9	-40.5	-6.3

Net deferred tax assets (A) - (B)	82.8	59.5	23.3

Percentage to Tier I	6.0%	4.5%	1.5%
Tier I	1,383.6	1,329.8	53.7

2) Adequacy for calculating and posting net deferred tax assets

[STB Non-consolidated]

STB falls under the company of which performances of past fiscal years are stable. Thus, the item 2 of the practical guideline, “ Treatment for audit of recoverability of deferred tax assets”(*) is applicable. And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*)	Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen
	FY2010	FY2009	FY2008	FY2007	FY2006
Taxable income before deduction of loss carry forwards (*)	46.0	-3.0	86.8	144.6	199.2
Net business profit before credit costs	129.7	175.4	201.0	173.8	175.9

(*)	Figure for FY2010 is estimated.

Sumitomo Mitsui Trust Holdings, Inc.

<Reference> Other reference financial figures

1) Statement of trust account

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Loans and bills discounted	333,232	398,476	-65,243
Securities	632,625	554,630	77,994
Beneficiary rights	65,237,739	61,043,709	4,194,029
Securities held in custody accounts	304,471	372,763	-68,292
Money claims	8,828,321	10,226,782	-1,398,461
Tangible fixed assets	4,389,286	4,418,089	-28,803
Intangible fixed assets	37,258	37,721	-462
Other claims	1,719,324	1,598,623	120,700
Call loans	42,300	30,900	11,400
Loans to banking account	431,710	430,969	740
Cash and due from banks	224,182	195,020	29,162

Total assets	82,180,452	79,307,687	2,872,764

Money trusts	12,950,352	12,284,982	665,369
Pension trusts	6,259,408	5,435,133	824,275
Property formation benefit trusts	8,789	8,521	267
Loan trusts	19,991	74,774	-54,783
Securities investment trusts	25,281,927	23,576,929	1,704,998
Money entrusted, other than money trusts	2,213,913	2,406,475	-192,561
Securities trusts	17,165,115	16,414,987	750,128
Money claim trusts	8,852,959	10,116,344	-1,263,385
Land and fixtures trusts	41,919	43,940	-2,021
Composite trusts	9,386,073	8,945,597	440,475
Other trusts	0	0	—

Total liabilities	82,180,452	79,307,687	2,872,764

Note: The amount of retrusted assets to Japan Trustee Services Bank, Ltd. as a securities processing is included in Money held in trust: Mar. 2011: 65,200,911 million yen, Mar. 2010: 61,007,191 million yen

2) Breakdown of principal guaranteed trust a/c

[STB Non-consolidated]

		Millions of Yen
		Mar. 2011	Mar. 2010	Change
Money trusts	Loans and bills discounted	179,271	262,731	-83,459
	Securities	48	48	-0
	Others	380,527	322,386	58,140

	Total assets	559,847	585,166	-25,319

	Principal	558,721	584,105	-25,384
	Reserves for JOMT (Jointly-operated money trust)	277	437	-160
	Others	849	623	225

	Total liabilities	559,847	585,166	-25,319

Loan trusts	Loans and bills discounted	—	—	—
	Securities	—	—	—
	Others	19,991	74,780	-54,788

	Total assets	19,991	74,780	-54,788

	Principal	19,603	73,486	-53,882
	Reserves for loan trust	211	604	-393
	Others	176	689	-512

	Total liabilities	19,991	74,780	-54,788

Sumitomo Mitsui Trust Holdings, Inc.

3) Major account balances

[STB Non-consolidated]

	Millions of Yen
	Mar. 2011	Mar. 2010	Change
Total Employable Funds	33,799,569	32,391,747	1,407,821

Deposits	12,303,417	12,216,451	86,965
Negotiable certificates of deposit	2,257,610	2,371,884	-114,274
Money trust	12,950,352	12,284,982	665,369
Pension trust	6,259,408	5,435,133	824,275
Property formation benefit trusts	8,789	8,521	267
Loan trust	19,991	74,774	-54,783

Loans and bills discounted	12,486,925	12,319,953	166,972

Banking account	12,153,693	11,921,476	232,216
Trust account	333,232	398,476	-65,243

Securities	5,582,627	5,028,997	553,630

Banking account	4,950,002	4,474,366	475,635
Trust account	632,625	554,630	77,994

Sumitomo Mitsui Trust Holdings, Inc.

III. Outline of the financial results (CMTH, STB combined)

1. Outline of the financial performance

[CMTH Consolidated + STB Consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Consolidated gross profit	1	622,295	644,401	-22,105
Consolidated gross profit (after written-off of principal guaranteed trust a/c) (1 + 17)	2	(622,295)	(642,133)	(-19,837)

Net interest income and related profit	3	264,701	315,510	-50,809
Net interest income	4	252,828	295,587	-42,758
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	5	11,872	19,923	-8,051
Net fees and commissions and related profit	6	260,574	237,415	23,158
Net fees and commissions	7	174,819	151,134	23,685
Other trust fees	8	85,754	86,281	-526
Net trading profit	9	14,988	18,265	-3,276
Net other operating profit	10	82,031	73,209	8,821

General and administrative expenses	11	-342,604	-336,157	-6,446
(excluding amortization of goodwill)	12	(-331,817)	(-323,303)	(-8,513)
Personnel expenses	13	-154,256	-153,648	-607
Non-personnel expenses excluding taxes	14	-175,606	-169,959	-5,647
Taxes other than income taxes	15	-12,741	-12,548	-192

Provision of general allowance for loan losses	16	-1,064	2,546	-3,611
Principal guaranteed trust a/c credit costs	17	—	-2,268	2,268
Banking a/c credit costs	18	-32,320	-23,223	-9,096
Written-off of loans	19	-19,777	-16,671	-3,105
Provision of specific allowance for loan losses	20	-11,812	-2,877	-8,935
Provision of allowance for loan losses from borrowers in specified foreign countries	21	—	-30	30
Losses on sales of loans	22	-729	-3,644	2,914
Net gains on sales of stocks and other securities	23	-3,125	4,858	-7,984
Losses on devaluation of stocks and other securities	24	-13,634	-20,981	7,347
Net income from affiliates by equity method	25	3,208	501	2,707
Others	26	-60,918	-59,096	-1,822

Ordinary profit	27	185,470	231,562	-46,092

Extraordinary profit	28	7,288	-13,606	20,894
Reversal of allowance for loan losses	29	764	7,330	-6,565
Recoveries of written-off claims	30	8,315	3,502	4,812
Income before income tax	31	192,758	217,956	-25,197
Total income taxes	32	-42,012	-96,699	54,687
Income taxes-current	33	-36,248	-24,266	-11,982
Income taxes-deferred	34	-5,763	-72,433	66,669
Minority interest	35	-19,959	-21,249	1,289

Net income	36	130,786	100,007	30,779

Total credit costs (16 + 17 + 18 + 29 + 30)	37	-24,305	-12,112	-12,192

Consolidated net business profit before credit costs (*)	38	290,677	316,375	-25,698

(*)	Consolidated net business profit before credit costs = Non-consolidated net business profit before credit costs + Subsidiary companies’ ordinary profits (non-recurring effect adjusted) + Affiliates’ ordinary profits (non-recurring effect adjusted) x Ratio of equity holdings - Intra-group transaction (dividends, etc.)

Sumitomo Mitsui Trust Holdings, Inc.

[CMTB Non-consolidated + CMAB Non-consolidated + STB Non-consolidated]

		Millions of Yen
		FY2010	FY2009	Change
Gross profit	1	475,511	531,573	-56,061
Gross profit (after written-off of principal guaranteed trust a/c) (1 + 23)	2	(475,511)	(529,305)	(-53,793)

Net interest income and related profit	3	247,299	311,198	-63,898
Net interest income	4	235,427	291,275	-55,847
Domestic	5	195,329	220,520	-25,191
International	6	40,097	70,754	-30,656
Trust fees from principal guaranteed trust a/c (before written-off of principal guaranteed trust a/c)	7	11,872	19,923	-8,051

Net fees and commissions and related profit	8	170,627	166,727	3,900
Net fees and commissions	9	84,813	80,342	4,471
Other trust fees	10	85,813	86,384	-571

Net trading income	11	15,292	18,265	-2,973
Net other operating income	12	42,292	35,382	6,910
Net gains on foreign exchange transactions	13	4,024	-2,608	6,632
Net gains on bonds	14	37,968	37,989	-21
Net gains from derivatives other than for trading or hedging	15	-5,920	-4,202	-1,717

General and administrative expenses	16	-242,177	-247,129	4,952
Personnel expenses	17	-99,078	-104,647	5,569
Non-personnel expenses	18	-131,856	-131,365	-490
Taxes other than income taxes	19	-11,243	-11,116	-126

Net business profit before credit costs (1 + 16)	20	233,334	284,443	-51,109
(Excluding Net gains on bonds) (20 - 14)	21	(195,366)	(246,453)	(-51,087)

Provision of general allowance for loan losses	22	—	—	—
Principal guaranteed trust a/c credit costs	23	—	-2,268	2,268
Net business profit	24	233,334	282,175	-48,841
Net non-recurring profit	25	-83,909	-69,588	-14,321
Banking a/c net credit costs	26	-17,616	-13,919	-3,696
Written-off of loans	27	-16,889	-10,281	-6,607
Provision of specific allowance for loan losses	28	—	—	—
Provision of allowance for loan losses for specific countries	29	—	-30	30
Losses on sales of loans	30	-726	-3,637	2,911
Net gains on sales of stocks and other securities	31	-7,353	4,872	-12,225
Others	32	-58,940	-60,542	1,601

Ordinary profit	33	149,424	212,586	-63,162

Extraordinary profit	34	773	-47,123	47,897
Reversal of allowance for loan losses	35	2,983	15,689	-12,705
Recoveries of written-off claims	36	7,204	2,797	4,407
Income before income taxes	37	150,197	165,462	-15,264
Total income taxes	38	-27,174	-86,120	58,946
Income taxes-current	39	-23,829	-11,553	-12,276
Income taxes-deferred	40	-3,345	-74,567	71,222

Net income	41	123,023	79,342	43,681

Total credit costs (22 + 23 + 26 + 35 + 36)	42	-7,428	2,298	-9,726

General and administrative expense ratio (OHR) (-16 / 1)	43	50.93%	46.49%	4.44%

Cautionary Statement Regarding Forward-Looking Statements

This material contains forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995) regarding our intent, belief or current expectations in respect to our future financial conditions, operating results and overall management. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Such forward-looking statements are not guarantees of future performance and actual results may differ, owing to risks and uncertainties, including without limitation: (1) potential difficulties in integrating the management and business operations of our subsidiaries; (2) our ability to successfully execute our group business strategies; and (3) unanticipated events that result in an increase in our credit costs and a deterioration in the quality of our group companies’ loan portfolios. Given such risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the release date of this material. We undertake no obligation to update or revise any forward-looking statements. In addition to this material, please refer to our most recently disclosed documents, such as our Form F-4 registration statement filed with the U.S. Securities and Exchange Commission, or press releases we have issued, for a more detailed description of matters that may affect our financial condition and operating results.

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